2020

Notice of
Annual Meeting
of Shareholders
and Proxy Statement

 Altria



Altria

6601 West Broad Street
Richmond, Virginia 23230



Dear Fellow Shareholder:

I am pleased to invite you to join us at the 2020 Annual Meeting of Shareholders of Altria Group, Inc. to be held on Thursday, May 14, 2020 at 9:00 a.m., Eastern Time. We have been actively monitoring the coronavirus (COVID-19) outbreak and have made the decision to hold a virtual meeting this year using a live webcast. This decision was made with the safety and health of our shareholders, employees and the broader community as the top priority and aligns with protocols announced by federal, state and local governments and agencies.

We believe the virtual annual meeting format will facilitate participation of our shareholders worldwide, regardless of their resources or physical location, while reducing the health and safety risks associated with COVID-19. During the virtual annual meeting, shareholders will be able to vote their shares electronically and will be able to ask questions. In addition, a webcast replay will be posted to our Investor Relations website at www.altria.com/investors following the meeting. For more information on our virtual annual meeting, including details on how to attend the meeting, see the instructions under "Instructions for the Virtual Annual Meeting" on page 81 of this Proxy Statement.

At this year's meeting, we will vote on the election of 11 directors, the ratification of the selection of PricewaterhouseCoopers LLP as Altria's independent registered public accounting firm and, if properly presented, two shareholder proposals. We will also conduct a non-binding advisory vote on the compensation of Altria's named executive officers and vote on the approval of the 2020 Performance Incentive Plan. We will report on our business, and shareholders will have an opportunity to ask questions.

Under the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their shareholders over the Internet, we mail to many shareholders a Notice of Internet Availability of Proxy Materials, rather than a paper copy of this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2019. We believe this expedites shareholders receiving proxy materials, lowers costs and conserves natural resources. The Notice of Internet Availability explains how to access the proxy materials online, vote online and obtain a paper copy of our proxy materials.

Your vote is very important. I encourage you to complete, sign and return your proxy card, or use telephone or Internet voting prior to the meeting, so that your shares will be represented and voted at the meeting even if you cannot attend.

Sincerely,

Howard A. Willard III
Chairman and Chief Executive Officer

For further information about the 2020 Annual Meeting, please call 1-804-484-8838

Letter from the Board of Directors to Our Shareholders

Dear Fellow Shareholder:

2019 was a transformative year for Altria Group, Inc. and the tobacco industry. Once predictable, the industry has become increasingly dynamic and complex. We continue to believe the evolution of the tobacco industry represents a significant harm reduction opportunity for adult smokers, but recognize the industry faces some challenges, including the youth vaping crisis and an uncertain regulatory and legislative environment.

As the leader in an evolving industry, we see the opportunity to responsibly shape a better future for adult tobacco consumers, our employees and shareholders. In order to provide a clear path forward, Altria has established a new 10-year Vision: "***Responsibly lead the transition of adult smokers to a non-combustible future.***"

Your Board is excited to help guide Altria in achieving this 10-year Vision and making a meaningful impact on tobacco harm reduction.

As stewards of your investment in Altria, the Board's primary responsibility is to foster Altria's long-term success by establishing broad corporate policies, setting strategic direction and overseeing management. We also oversee key risk areas and monitor performance against strategic priorities. Because we believe that good corporate governance is a cornerstone of strong business performance, our governance practices are transparent and intended to serve the best interests of Altria and its shareholders. We are proud to be a Board comprised of diverse individuals with extensive leadership experiences. We believe that our collective skillset and diverse perspectives enable highly effective oversight and rigorous decision making.

We thank you for your investment in Altria and your support for the Board.

Sincerely,

Your Board of Directors

Your Board of Directors

John T. Casteen III

Dinyar S. Devitre

Thomas F. Farrell II

Debra J. Kelly-Ennis

W. Leo Kiely III

Kathryn B. McQuade

George Muñoz

Mark E. Newman

Nabil Y. Sakkab

Virginia E. Shanks

Howard A. Willard III



Notice of 2020 Virtual Annual Meeting of Shareholders of Altria Group, Inc.

Items of Business	Board Recommendation
1 To elect as directors the 11 nominees named in the accompanying Proxy Statement.	**FOR** each director nominee
2 To ratify the selection of PricewaterhouseCoopers LLP as Altria's independent registered public accounting firm for the fiscal year ending December 31, 2020.	**FOR**
3 To hold a non-binding advisory vote to approve the compensation of Altria's named executive officers	**FOR**
4 To approve the 2020 Performance Incentive Plan	**FOR**
5 To vote on two shareholder proposals, if properly presented at the meeting.	**AGAINST** each shareholder proposal

Shareholders will also transact other business properly coming before the meeting.

Voting

We strongly encourage you to vote as promptly as possible by telephone, through the Internet or by mailing your completed and signed proxy card (or voting instruction form, if you hold your shares through a broker, bank or other nominee). You may also vote during the meeting by following the instructions under "Instructions for the Virtual Annual Meeting" on page 81 of this Proxy Statement. Each share is entitled to one vote on each matter to be voted upon at the annual meeting. Your vote is important, and we urge you to vote.

Attending the Meeting

To attend the virtual meeting, you will need to enter the 16-digit control number included on your proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form. See the instructions under "Instructions for the Virtual Annual Meeting" on page 81 of this Proxy Statement.

2019 Annual Report

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 accompanies this Proxy Statement.

Date of Distribution

This Notice, the Proxy Statement and proxy card are first being made available or mailed to shareholders on or about April 2, 2020.

By Order of the Board of Directors,

W. Hildebrandt Surgner, Jr.
Vice President, Corporate Secretary and Associate General Counsel
April 2, 2020
Richmond, Virginia



Date and Time

Thursday, May 14, 2020 at 9:00 a.m., Eastern Time



Place

There is no physical location for Altria's 2020 Annual Meeting. Shareholders may instead attend virtually at www.virtualshareholdermeeting.com/ALTRIA2020.



Who can vote

You are entitled to vote if you were a shareholder of record at the close of business on March 23, 2020.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 14, 2020

Altria's Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2019 are available, free of charge, at www.altria.com/proxy.

Proxy Statement – Table of Contents

Proxy Statement Summary

This proxy statement summary highlights information about Altria Group, Inc. ("Altria," "we," "our" or "us") and certain information contained elsewhere in this proxy statement ("Proxy Statement"), which has been prepared in connection with Altria's 2020 Virtual Annual Meeting of Shareholders (the "2020 Annual Meeting" or the "meeting"). This summary does not contain all the information that you should consider in voting your shares. You should read the entire Proxy Statement carefully before voting.

Voting Matters and Board Recommendations

Proposal 1

Election of Directors

The Board recommends a vote **FOR** each nominee.

▸ See page 16.

Proposal 2

Ratification of the Selection of Independent Registered Public Accounting Firm

The Board recommends a vote **FOR** this Proposal.

▸ See page 24.

Proposal 3

Non-Binding Advisory Vote to Approve the Compensation of Altria's Named Executive Officers

The Board recommends a vote **FOR** this Proposal.

▸ See page 62.

Proposal 4

Approval of the 2020 Performance Incentive Plan

The Board recommends a vote **FOR** this Proposal.

▸ See page 63.

Proposal 5

Shareholder Proposal Regarding Disclosure of Lobbying Policies and Practices

The Board recommends a vote **AGAINST** this Shareholder Proposal.

▸ See page 72.

Proposal 6

Shareholder Proposal Regarding Report on the Company's Underage Tobacco Prevention Policies

The Board recommends a vote **AGAINST** this Shareholder Proposal.

▸ See page 75.

Casting Your Vote

How to Vote

If your shares are registered in your name with Computershare, Altria's transfer agent (Record Holders), or you are voting shares held through Employee Benefit Plans:



Internet
www.proxyvote.com



Telephone
In the U.S. or Canada, call toll-free: 1-800-690-6903.

If you hold your shares through a broker, bank or other nominee* (Street Name Holders):



Internet
www.proxyvote.com



Telephone
Refer to voting instruction form for instructions on how to vote by telephone.

*   If bank/broker makes these methods available

Both Record Holders and Street Name Holders may also vote:



Mobile Device
Scan the QR Code that appears on your proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form to vote using your mobile device.



Mail
Complete, sign and mail your proxy card or voting instruction form in the self-addressed envelope provided.



During Meeting
There is no physical location for the 2020 Annual Meeting. For instructions on voting remotely during the 2020 Annual Meeting, please see the instructions under "Instructions for the Virtual Annual Meeting" on page 81 of this Proxy Statement. We encourage you to vote in advance of the meeting using the other methods available.

Altria Overview

Our Vision

We are a Fortune 200 company that is proud to call Richmond, Virginia our home. Our people and companies address challenging issues, like reducing the health effects of tobacco and preventing underage tobacco use. We know that businesses that are great over the long term – like ours – must earn today's success while preparing for tomorrow's opportunities. And we are doing just that as reflected in our 10-year Vision to "***Responsibly lead the transition of adult smokers to a non-combustible future***."

The strategies Altria intends to use to achieve this Vision are to:

- lead the industry in operating responsibly and preventing underage use of adult products;
- develop and expand our portfolio of FDA-authorized, non-combustible products and actively convert adult smokers to them;
- maximize the profitability of our combustible products while appropriately balancing investments in *Marlboro* with funding growth of our non-combustible portfolio;
- invest in our manufacturing employees and facilities to enable them to be the manufacturers of choice for all Altria's current and future portfolio of tobacco products;
- seize leadership in the external environment through communications, engagement and science-based policy and regulatory solutions;
- build employee capabilities to accelerate progress against the Vision and further evolve the way they work and behave;
- help position Cronos Group, Inc. as a leader in a highly responsible, regulated and legalized U.S. cannabis market; and
- maximize the contribution of Altria's investments to our long-term value.

Our Operating Companies

Altria holds diversified positions across the tobacco, alcohol and cannabis industries. We seek to provide category-leading choices to adult consumers, while returning long-term value to our shareholders, through our subsidiaries, including:

- **Philip Morris USA Inc. ("PM USA")**, the maker of *Marlboro* cigarettes;
- **U.S. Smokeless Tobacco Company LLC**, the maker of *Copenhagen* and *Skoal*;
- **John Middleton Co.**, the maker of *Black & Mild* cigars;
- **Helix Innovations LLC**, maker of *on!* oral nicotine pouches; and
- **Ste. Michelle Wine Estates Ltd. ("Ste. Michelle")**, a collection of distinctive wine estates.

and strategic investments and agreements with others, including:

- **35% economic interest in JUUL Labs, Inc. ("JUUL")**, the nation's leading e-vapor company;
- **10.1% ownership in Anheuser-Busch InBev SA/NV ("ABI")**, the world's largest brewer;
- **45% ownership in Cronos Group Inc. ("Cronos")**, a leading global cannabinoid company; and
- **Exclusive U.S. license to commercialize Philip Morris International Inc.'s *IQOS* product**, the only heated tobacco product authorized by the U.S. Food and Drug Administration ("FDA").

2019 Business Highlights

2019 was a dynamic year for the tobacco category. For Altria, while our core tobacco businesses delivered excellent financial performance, the performance from our minority investment in JUUL was disappointing, resulting in impairment charges and reported losses. Nevertheless, we made significant progress in advancing our non-combustible business platform with the launch of the *IQOS* heat-not-burn product in Atlanta, Georgia and Richmond, Virginia and the completion of the *on!* transaction, which gives us a product platform in the growing oral nicotine pouch category. Highlights from 2019 include the following:

- Our core tobacco businesses were resilient in 2019, delivering excellent performance against their objectives.
  - The smokeable products segment reported operating companies income ("OCI") grew by 7.1% and adjusted OCI[1] grew by 8.6%.
  - *Marlboro*'s retail share remained stable at 43.1%, down 0.1 share point versus 2018.
  - The smokeless products segment reported OCI grew by 10.4% and adjusted OCI increased by 9.7%.
- In wine, Ste. Michelle reported OCI decreased $53 million and adjusted OCI decreased $31 million.

Smokeable Adjusted OCI
($ millions)



Smokeless Adjusted OCI
($ millions)



Wine Adjusted OCI
($ millions)



- Reported diluted earnings per share ("EPS") decreased more than 100% to $(0.70) while adjusted diluted EPS[2], which excludes the impact of special items, grew 5.8% to $4.22.
- We achieved $600 million in annualized cost savings, exceeding the target $575 million annualized cost reduction program announced in December 2018.
- We paid $6 billion in dividends in 2019. In August 2019, our Board of Directors ("Board of Directors" or "Board") raised the regular quarterly dividend for the 54th time in the past 50 years. Altria's dividend per share grew 5% from 2018.
- We repurchased approximately $845 million of our shares, at an average price of $51.24 per share.

Adjusted Diluted EPS
(12/31/16 - 12/31/19)



Dividend Payments
($ millions)



Share Repurchases
($ millions)



For more information regarding our 2019 performance, please review our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 ("2019 Form 10-K").

[1] Adjusted OCI is a financial measure not consistent with generally accepted accounting principles in the United States ("GAAP"). See Exhibit B to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

[2] Adjusted diluted EPS is a financial measure not consistent with GAAP. See Exhibit B to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

Corporate Responsibility

Leading responsibly has been at the foundation of Altria's strategy for over 20 years. We approach corporate responsibility by seeking our stakeholders' perspectives, aligning business practices where appropriate and measuring and communicating our progress. We focus in particular on four responsibility priorities that we believe are important to our stakeholders and key to our continued success.

Reducing the Harm of Tobacco Products	Marketing Responsibly	Managing Our Supply Chain Responsibility	Developing Our Employees and Culture
Offer lower risk tobacco products that will help convert adult smokers and engage the FDA constructively about them

Support programs that help reduce underage tobacco use

Provide access to expert quitting information for those who have decided to quit | Build relationships between brands and their adult consumer audiences while taking steps designed to limit reach to unintended audiences | Work with diverse, high-quality suppliers to innovate and address societal issues within the supply chain | Develop high-performing and engaged employees who help us continue to deliver superior results in the future |

As we pursue our Vision to responsibly lead the transition of adult smokers to a non-combustible future, we remain committed to driving positive change for the industry.

Today, the most important issue we face is the rapid rise in youth vaping. This issue threatens the harm-reduction opportunity for adults, which is a goal we have long aspired to achieve. Altria is taking decisive steps to address this issue, including investing an additional $100 million over several years to help reduce youth e-vapor use. We also took the lead in advocating to raise the minimum age to purchase all tobacco products to 21, which is now federal law.

During 2019, Altria also made significant investments in our communities through cash and in-kind contributions to non-profit organizations, including through employee volunteering. These investments help address issues that are important to our businesses, employees and communities. Workforce and economic growth, environment, and inclusive community and culture are three of our giving areas.

Employees and Culture

We recognize the importance of doing business the right way. We believe culture influences employee actions and decision making. This is why we dedicate resources to promote a vibrant, inclusive workplace; attract, develop and retain talented, diverse employees; promote a culture of compliance and integrity; create a safe workplace; and reward and recognize employees for both the results they deliver and, importantly, how they deliver them.

Because we operate in a highly regulated and dynamic environment that is changing and growing more complex, we seek employees who give us a talent advantage. We equip employees to meet new challenges by fostering a culture that emphasizes diversity and inclusion, thinking and acting innovatively and simplifying work. Through these efforts, we pursue our employee goal of developing high-performing and engaged employees who will help us continue to deliver superior results in the future.

We are also committed to pay equity across our companies. Based on the most recent annual analysis conducted at Altria in November 2019, salaries of female employees were 99.7% of those of our male employees and salaries of our non-white employees were 99.5% of those of our white employees after adjusting for factors generally considered to be legitimate differentiators of salary (*e.g.,* performance and salary grade).

Environment

Our companies play an active role in protecting our natural resources and reducing our environmental impact. We understand the affect our companies may have on our environment, including changes to water quality and availability and climate change, as well as the effect these changes have on our companies. To help guide our environmental efforts, we have created an Environmental Management Framework that helps set direction, fosters decision making and promotes continuous improvement through a management structure, policies, programs and measurement. We have also set goals to reduce our environmental impact by the end of 2025 and have formally committed to the Science Based Targets initiative to help keep the rise in global temperature to below 2°C.

More information about our corporate responsibility priorities and progress against our goals can be found in our most recent Corporate Responsibility Progress Report, which is available on our website at www.altria.com/responsibility.

Board Nominees

You are being asked to vote on the following 11 nominees for director. All directors are elected annually by a majority of the votes cast. More information about each director can be found under "Proposal 1 – Election of Directors" beginning on page 16.

Name and Principal Occupation	Age	Director Since	Independent	Board Committee Membership [1]					
				AC	CC	EC	FC	IC	NC
John T. Casteen III President Emeritus, University of Virginia	76	2010	✓	□	□			□	
Dinyar S. Devitre Former Chief Financial Officer, Altria Group, Inc.	72	2008	✓			□	■	□	□
Thomas F. Farrell II [2] Chairman, President and Chief Executive Officer, Dominion Energy, Inc.	65	2008	✓		□	□			□
Debra J. Kelly-Ennis Retired President and Chief Executive Officer, Diageo Canada, Inc.	63	2013	✓	□				□	□
W. Leo Kiely III Retired Chief Executive Officer, MillerCoors LLC	73	2011	✓		■	□	□	□	
Kathryn B. McQuade Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited	63	2012	✓	□	□	□			■
George Muñoz Principal, Muñoz Investment Banking Group, LLC and Partner, Tobin & Muñoz	68	2004	✓	■		□	□		□
Mark E. Newman Senior Vice President and Chief Operating Officer, The Chemours Company	56	2018	✓	□			□	□	
Nabil Y. Sakkab Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company	72	2008	✓			□	□	■	□
Virginia E. Shanks Former Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc.	59	2017	✓	□	□			□	
Howard A. Willard III Chairman and Chief Executive Officer, Altria Group, Inc.	56	2018				■			

(1) **AC** Audit Committee
CC Compensation and Talent Development Committee
EC Executive Committee
FC Finance Committee
IC Innovation Committee
NC Nominating, Corporate Governance and Social Responsibility Committee
■ Chair
□ Member

(2) Presiding Director

Corporate Governance Highlights

Board Independence and Composition

- 10 of our 11 director nominees are independent
- Independent presiding director with clearly defined duties, including being available for consultation and communication if requested by major shareholders
- All NYSE-required Board committees consist solely of independent directors
- Independent Committee Chairs
- Executive sessions of independent directors at each meeting
- Resignation policy for directors who fail to receive majority support in an uncontested election
- Director retirement guidelines
- Board diversity from various perspectives

Board Performance

- At least 86% Board and Committee meeting attendance in 2019 by each director
- 100% director attendance at our 2019 Annual Meeting of Shareholders ("2019 Annual Meeting")
- Oversight of strategic plan development and execution
- Oversight of key risk areas and risk management processes
- Oversight of executive compensation programs to align with long-term strategies
- Participation in executive succession planning
- Updates to the Board on investor perspectives and engagement
- Review of voting results on all shareholder proposals
- Annual Board and Committee self-evaluations
- Comprehensive new director orientation

Shareholder Rights

- Annual election of directors
- Directors elected by majority voting except in contested elections
- One share, one-vote standard
- Proxy access with market terms
- No shareholder rights plan or "poison pill"

Policies, Programs and Guidelines

- Comprehensive Code of Conduct, Code of Business Conduct and Ethics for Directors and Corporate Governance Guidelines
- Robust political activity disclosure and compliance program
- Corporate Responsibility Progress Report that addresses our responsibility priorities, progress against our goals and sustainability initiatives
- Compensation "clawback" policy
- Stock ownership and holding requirements for directors and executive officers
- Policies prohibiting hedging and pledging of our shares by directors and executive officers

We believe the foregoing practices are well aligned with the Investor Stewardship Group's corporate governance principles for U.S. listed companies, which include (i) accountability to shareholders; (ii) shareholder voting rights proportionate to economic interest; (iii) responsiveness to shareholders; (iv) strong, independent leadership; (v) structures and practices that enhance Board effectiveness; and (vi) management incentive structures aligned with long-term strategy.

Shareholder Engagement

We value our shareholders' perspectives on our businesses and each year engage with shareholders through various activities.

2019 shareholder engagement included:

- Five investor conferences
- Numerous individual investor meetings and calls on a variety of topics such as:
  - business performance
  - company strategies
  - environmental, social and corporate governance matters, including executive compensation
  - the regulatory environment
- Our 2019 Annual Meeting

We value the perspectives that we gain through these engagement activities.

Shareholders may access investor information about Altria through our website at www.altria.com/investors and through the Altria Investor App. For questions concerning Investor Relations, please call 804-484-8222 or e-mail us from the Contact Us section on our website (www.altria.com/ContactUs).

Executive Compensation Highlights

Executive Compensation Framework

In 2019, the total direct compensation of our executive officers named in the Summary Compensation Table on page 48 ("named executive officers" or "NEOs") consisted of the following elements:

		Form of Compensation	Performance Period	Award Criteria	Company Performance Alignment
	Salary	Cash	Ongoing	Individual performance	
	Annual Incentive	Cash	Annual	Company and individual performance	■ Adjusted diluted EPS growth ■ Adjusted discretionary cash flow ■ Strategic initiatives
Long-Term Incentive Awards	Cash	Cash	Three years; end-to-end cycles	Company and individual performance	■ Adjusted diluted EPS growth ■ Relative TSR ■ Strategic initiatives
	Equity	Restricted Stock Units ("RSUs") / Performance Stock Units ("PSUs")	Annual with rolling three-year vesting periods	Individual performance and advancement potential with additional payment criteria for PSUs based on company performance	■ RSUs: Stock price appreciation ■ PSUs: Company performance (50% relative TSR / 50% adjusted diluted EPS growth) and stock price appreciation

Together, PSUs and our cash Long-Term Incentive Plan ("LTIP") deliver over 60% of our NEOs' target long-term incentives in performance-based forms.

Key Governance Features of Our Executive Compensation Program

The following summary highlights our commitment to executive compensation practices that align the interests of executives and shareholders:

What We Do

✓ **Pay for Performance**
A significant portion of our NEOs' compensation is at-risk variable compensation. Annual and long-term cash incentives and a significant portion of equity compensation are tied to performance measures.

✓ **Multiple Performance Metrics**
Variable compensation is based on more than one measure to balance incentives.

✓ **Stock Holding and Ownership Requirements**
All NEOs exceed robust stock ownership requirements.

✓ **"Clawback" Policy**
Our policy provides for the adjustment or recovery of compensation in certain circumstances.

✓ **Award Caps**
All our variable compensation plans have caps on plan formulas.

✓ **Below Average Share Utilization**
We have below average run rates for equity compensation, as compared to S&P 500 and Food, Beverage & Tobacco Indices companies.

✓ **Tally Sheets**
Our Compensation and Talent Development Committee uses tally sheets as part of making individual compensation decisions for our NEOs.

✓ **Confidentiality & Non-Compete Agreements**
All NEOs are subject to confidentiality and non-compete agreements.

What We Don't Do

✗ **No Excessive Perquisites**
Perquisites represent less than 2% of our CEO's compensation and less than 1% of our other NEOs' compensation.

✗ **No Single-Trigger Change in Control**
Our shareholder-approved 2015 Performance Incentive Plan and our proposed 2020 Performance Incentive Plan both include a double-trigger change in control provision.

✗ **No Individual Supplemental Executive Retirement Plans**

✗ **No Hedging or Pledging**
We do not permit our NEOs to engage in either hedging or pledging activities with respect to their Altria shares.

✗ **No Employment Agreements**
All our NEOs are employed at-will.

✗ **No Tax Gross-Ups on Compensation**
We do not pay tax gross-ups to our NEOs.

✗ **No Share Recycling**

Board and Governance Matters

Board and Committee Governance

Board Responsibility

The primary responsibility of our Board is to foster our long-term success. In fulfilling this role, each director must exercise his or her good faith business judgment of the best interests of Altria and our shareholders. Our Board has responsibility for establishing broad corporate policies, setting strategic direction and overseeing management, which is responsible for our day-to-day operations.

Our Board's Oversight Role

Strategic Oversight

Our Board actively oversees the development and execution of our strategies. These strategies encompass both financial and operational strategies related to our operating companies and their products, as well as strategies focused on legal and regulatory matters, public policy and engagement, innovation, talent development and executive succession, and strategic investments. Over the course of the year, including during multi-day meetings focused on strategy and long-term planning, management and our Board discuss the development and execution of our strategic plans as well as events that bear upon those plans. Our Board further monitors strategic execution through standing presentations at regular Board and Committee meetings and communications from management in between meetings.

> Our Board devotes multi-day meetings each year reviewing our strategies and discussing them with management.

Risk Oversight

Our Board believes it has in place effective processes to identify and oversee the material risks facing Altria and our businesses and that these processes are consistent with, and provide additional support for, the current leadership structure of our Board. Our Board, both acting as a full Board and through its Committees, plays an important oversight role in our risk management processes. Regular Board and Committee meetings cover several days. Management from Altria and our subsidiaries and business functions attend each meeting. These meetings, along with periodic site visits and, as appropriate, communications between Board meetings, allow our Board to discuss with senior and mid-level management the risks facing Altria and our businesses, including risks associated with our investments.

Our enterprise risk management process helps us identify, prioritize and manage risks that have the potential to present the most significant obstacles to achieving business objectives. Our Risk Oversight Committee, comprised of members of senior management, including our Chief Financial Officer, General Counsel and Chief Compliance Officer, meets regularly to oversee this process and efforts undertaken to identify and manage the most significant risks to the Company. Management reports annually to our Board on this process.

Our Board, directly or through its Committees, also oversees management of the following risk areas:

- **Legal, Compliance and Regulatory Risk:** Our Board, both directly and through the Audit Committee, receives regular updates on various legal, compliance and regulatory matters, such as developments in litigation, enterprise risks, compliance risks and our compliance program (including allegations of non-compliance) and developments related to FDA regulation of certain of our subsidiaries. In addition, regular updates to the Audit Committee by our Chief Compliance Officer and Corporate Audit management provide insight into our risk assessment and risk management practices, policies and processes.

- **Financial and Accounting Risk:** The Finance and Audit Committees oversee our management of financial, accounting, internal controls and liquidity risks through interaction at each meeting with the Chief Financial Officer, management from our financial, accounting, auditing and treasury functions (as appropriate) and, for the Audit Committee, representatives from our independent registered public accounting firm.
- **Reputational and Governance Risk:** Through its interaction with business functions responsible for our public policy and societal alignment activities and strategies, the Nominating, Corporate Governance and Social Responsibility Committee oversees the ways in which we manage public policy and reputational risk, including environmental and social risk. The Nominating, Corporate Governance and Social Responsibility Committee also oversees risks related to Board organization, membership and structure and other corporate governance matters.
- **Executive Compensation Program Risk:** The Compensation and Talent Development Committee considers the extent to which the executive compensation program may create risk for us (see "Risk Assessment" on page 46 for a more detailed description).
- **Technology, Intellectual Property and Research and Product Development Risk:** The Innovation Committee oversees our management of the risks associated with technology, research and product development, including intellectual property.
- **Cybersecurity Risk:** The Audit Committee oversees our cybersecurity program and management of the associated risks. The Audit Committee receives regular updates from our Chief Information Security Officer on cybersecurity matters and the related risk management program. Our Board receives an annual update on our cybersecurity program.



Board of Directors

Our Board and each Committee oversee various aspects of operational risk.

Audit Committee

- Legal and Regulatory Risk
- Compliance Risk
- Financial and Accounting Risk
- Cybersecurity Risk

Compensation and Talent Development Committee

- Executive Compensation Program Risk

Finance Committee

- Financial and Liquidity Risk

Innovation Committee

- Technology and Intellectual Property Risk
- Research and Product Development Risk

Nominating, Corporate Governance and Social Responsibility Committee

- Public Policy and Reputational Risk, including Environmental and Social Risk
- Board Organization, Membership and Structure Risk
- Governance Risk

Management

Management reports annually to our Board on the enterprise risk management process.

Political and Public Policy Oversight

The Nominating, Corporate Governance and Social Responsibility Committee oversees our political and public policy engagement activities, including direct and indirect lobbying activities and contributions to organizations involved in the public policy arena. The Committee also oversees our political activity compliance program.

We share extensive information about our participation in these areas on our website at www.altria.com/About-Altria/Government-Affairs/.

Corporate Responsibility Oversight

The Nominating, Corporate Governance and Social Responsibility Committee oversees our efforts to identify, evaluate and understand the environmental, social and governance issues that present risks and opportunities for our businesses and our policies and programs designed to address those risks and opportunities. The Committee receives regular updates on our social responsibility initiatives, as well as our relationships with key stakeholders and the issues they raise.

Our corporate responsibility priorities are discussed in the "Proxy Statement Summary" on page iv and additional information can be found in our most recent Corporate Responsibility Progress Report, which is available on our website at www.altria.com/responsibility.

Talent Development and Culture Oversight

The Compensation and Talent Development Committee oversees initiatives, programs and processes related to talent development, compensation and culture and the associated company strategies.

Board Leadership Structure and Governance

Our Board believes that it is important to retain the flexibility to allocate the responsibilities of the Chairman and the CEO in a way that it considers to be in the best interests of Altria and our shareholders. After due consideration by the Nominating, Corporate Governance and Social Responsibility Committee and our Board, our Board has concluded that presently combining the roles of Chairman and CEO is in the best interests of Altria and our shareholders. Our Vision is to responsibly lead the transition of adult smokers to a non-combustible future. Our Board believes that the combination of the roles of Chairman and CEO promotes the pursuit of our Vision by allowing the senior-most executive with accountability for our day-to-day operations and execution of our strategic plan, who also possesses significant business, regulatory and industry knowledge, to set Board meeting agendas (in consultation with the Presiding Director), to lead the related discussions and to communicate with one voice to employees, shareholders and other stakeholders. Our Board considers this an effective and efficient structure that is particularly appropriate for us given the unique challenges that we have faced and continue to face in our businesses, particularly domestic tobacco, and the enhanced regulatory environment. We have a strong and experienced independent Presiding Director, Thomas F. Farrell II. Mr. Farrell promotes dialogue among independent members of our Board and directly, clearly and regularly communicates the views of our Board to management. Moreover, our independent directors convene at each Board meeting in an executive session led by the Presiding Director.

Responsibilities of Our Presiding Director

- Preside over executive sessions of the independent directors and at all meetings at which the Chairman is not present
- Call meetings of the independent directors as he or she deems necessary
- Serve as a liaison between the Chairman and the independent directors
- Together with the Chairman, approve agendas and schedules for Board meetings
- Advise the Chairman of our Board's informational needs and, where appropriate, approve information sent to our Board
- Together with the Chair of the Compensation and Talent Development Committee, communicate goals and objectives to the CEO and the results of the evaluation of the CEO's performance
- Be available for consultation and communication if requested by major shareholders

Our Board's strict adherence to sound corporate governance practices, as reflected in our Corporate Governance Guidelines, has promoted, and continues to promote, the effective and independent exercise of Board leadership for Altria and our shareholders.

Committees of Our Board of Directors

Our Board has established various standing Committees to assist it with the performance of its responsibilities. Our Board elects the members of these Committees and the Committee Chairs annually at its organizational meeting following our annual meeting of shareholders, based on the recommendations of the Nominating, Corporate Governance and Social Responsibility Committee. The Chair of each Committee develops the meeting agendas for that Committee and determines the frequency and length of Committee meetings. After each meeting, each Committee provides a full report to our Board.

Our Board has adopted written charters for each of its Committees. These charters are available on our website at www.altria.com/governance. The following charts summarize the primary responsibilities of each of the Committees:

Audit Committee	2019 Meetings: 7	Report: See page 23

Chair	Other Members		
George Muñoz	John T. Casteen III	Kathryn B. McQuade	Virginia E. Shanks
	Debra J. Kelly-Ennis	Mark E. Newman	

The Audit Committee assists our Board in its oversight of (i) the integrity of our financial statements and financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of our independent registered public accounting firm, (iii) the internal auditors and the internal audit function, (iv) our risk assessment and risk management policies and practices and (v) our compliance with legal and regulatory requirements. The Audit Committee also prepares the Audit Committee report that the rules of the U.S. Securities and Exchange Commission ("SEC") require us to include in our proxy statement. See "Audit Committee Matters" beginning on page 22 for further information on the Audit Committee, including its report for the year ended December 31, 2019.

The Audit Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the New York Stock Exchange ("NYSE") and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Board has determined that all members of the Audit Committee are financially literate and that Ms. McQuade and Messrs. Muñoz and Newman are "audit committee financial experts" within the meaning set forth in the regulations of the SEC.

Compensation and Talent Development Committee	2019 Meetings: 4	Report: See page 26

Chair	Other Members	
W. Leo Kiely III	John T. Casteen III	Kathryn B. McQuade
	Thomas F. Farrell II	Virginia E. Shanks

The Compensation and Talent Development Committee determines and approves CEO compensation and reviews and approves the compensation of our other executive officers; oversees the development of executive succession plans and evaluates and makes recommendations to our Board regarding potential CEO candidates and candidates for other senior executive positions; evaluates the design and effectiveness of our incentive programs and monitors risks related to such design; and reviews initiatives and programs related to corporate culture and talent development. See "Executive Compensation" beginning on page 25 for further information on the Compensation and Talent Development Committee, including a discussion of its procedures and its report.

The Compensation and Talent Development Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE and non-employee directors for the purposes of Rule 16b-3 of the Exchange Act.

Executive Committee

2019 Meetings: 0

Chair	**Other Members**		
Howard A. Willard III	Dinyar S. Devitre	W. Leo Kiely III	George Muñoz
	Thomas F. Farrell II	Kathryn B. McQuade	Nabil Y. Sakkab

The Executive Committee has authority to act for our Board during intervals between Board meetings to the extent permitted by law.

Finance Committee

2019 Meetings: 5

Chair	**Other Members**	
Dinyar S. Devitre	W. Leo Kiely III	Mark E. Newman
	George Muñoz	Nabil Y. Sakkab

The Finance Committee monitors our financial condition, oversees the sources and uses of cash flow and advises our Board with respect to financing needs, dividend policy, share repurchase programs and other financial matters.

Innovation Committee

2019 Meetings: 4

Chair	**Other Members**		
Nabil Y. Sakkab	John T. Casteen III	Debra J. Kelly-Ennis	Mark E. Newman
	Dinyar S. Devitre	W. Leo Kiely III	Virginia E. Shanks

The Innovation Committee assists our Board in its oversight of the strategic goals and objectives of our subsidiaries' innovation and marketing strategies, consumer/market understanding and brand plans, technological initiatives and research, development and engineering programs.

Nominating, Corporate Governance and Social Responsibility Committee

2019 Meetings: 4

Chair	**Other Members**		
Kathryn B. McQuade	Dinyar S. Devitre	Debra J. Kelly-Ennis	Nabil Y. Sakkab
	Thomas F. Farrell II	George Muñoz	

The Nominating, Corporate Governance and Social Responsibility Committee identifies individuals qualified to become Board members consistent with the criteria established by our Board and described in our Corporate Governance Guidelines, and recommends a slate of nominees for election at each annual meeting of shareholders; makes recommendations to our Board concerning the appropriate size, function, needs and composition of our Board and its Committees; reviews non-employee director compensation and recommends any changes in compensation to our Board; advises our Board on corporate governance matters; oversees the annual Board and Committee self-evaluation process; and provides oversight of our public affairs, corporate reputation and societal alignment strategies.

The Nominating, Corporate Governance and Social Responsibility Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE.

Board Meetings and Attendance

7 meetings in 2019

Our Board holds 6 regular meetings a year, with special meetings occurring when necessary.

2019 Regular Board Meetings:



During 2019, each director attended at least 86% of the aggregate number of meetings of our Board and of all Committees on which he or she served during his or her respective term of service. In addition, all directors attended the 2019 Annual Meeting.

Our Board's organizational meeting follows our annual meeting of shareholders. Our Board meets in executive session at every in-person Board meeting, which is followed by a session of only independent directors led by the Presiding Director. Directors are expected to attend Board meetings, meetings of the Committees of our Board on which they serve and our annual meeting of shareholders, with the understanding that on occasion a director may be unable to attend a meeting.

Board Practices and Policies

Board and Committee Self-Evaluations

Our Board assesses annually its effectiveness and that of its Committees in advancing our Vision. The Nominating, Corporate Governance and Social Responsibility Committee oversees the evaluation process.

Format

The Nominating, Corporate Governance and Social Responsibility Committee determines the format of the evaluations, which may include interviews conducted by the Presiding Director, interviews conducted by the Chair of the Nominating, Corporate Governance and Social Responsibility Committee, interviews conducted by an independent third party or written surveys.

Topics

Self-evaluation topics generally include:

- Board composition and structure
- Meeting topics and process
- Information flow
- Board oversight of risk management and strategic planning
- Succession planning
- Access to management

Presentation of Findings

The Nominating, Corporate Governance and Social Responsibility Committee presents to our Board the results of the self-evaluations. Our Board discusses the results to identify opportunities to enhance effectiveness.

Feedback Incorporated

Our Board implements enhancements and other modifications, as appropriate, identified during the self-evaluations.

Examples of actions our Board has taken in recent years in response to the annual self-evaluation process include enhanced information flow, such as additional pre-meeting materials, and expanded discussions of corporate strategy.

Board Succession Planning

The Nominating, Corporate Governance and Social Responsibility Committee has the primary responsibility for developing a succession plan for our Board. Using tools such as the annual Board and Committee self-evaluations and our Board retirement policy, it periodically reviews our Board composition and identifies the appropriate mix of experiences, skills, attributes and tenure for our Board as a whole in light of our strategies and needs with the objective of recommending a group of directors that can best continue our success and represent shareholder interests. The Committee and our Board are committed to developing a diverse pool of potential candidates for future Board service consideration. See "Process for Nominating Directors" and "Board Composition and Board Diversity" on pages 11 and 12, respectively, for a further discussion of our Board composition.

In identifying potential candidates for Board membership, the Committee relies on suggestions and recommendations from directors, shareholders, management and others, including from time to time executive search and board advisory firms. The Committee does not distinguish between nominees recommended by shareholders and other nominees. Shareholders wishing to suggest candidates to the Nominating, Corporate Governance and Social Responsibility Committee for consideration as directors must submit a written notice to our Corporate Secretary following the procedures set forth in this Proxy Statement under "Questions and Answers about Communications, Altria Documents and Shareholder Proposals – How do I communicate with our Board of Directors?" on page 88. Our By-Laws include the procedures that a shareholder must follow to nominate directors for election to our Board. The procedures are summarized under the same section in response to the question "How can a shareholder nominate a director or submit a proposal for next year's annual meeting?" on page 88.

Board Retirement Guidelines

Our Board has adopted retirement guidelines that require a director who will have attained the age of 75 as of the date of the next annual meeting to tender his or her written resignation to our Board at least six months prior to such annual meeting. If our Board determines that continued service by the director is in the best interests of Altria and its shareholders, our Board has the discretion not to accept the resignation. As required under the retirement guidelines, Mr. Casteen tendered his resignation to our Board in October 2019; after due consideration, our Board did not accept his resignation on the basis that his continued service is in the best interests of Altria and our shareholders.

CEO Succession and Advancement Planning

Our Board believes that senior executive advancement and succession is one of its most important responsibilities. The Compensation and Talent Development Committee is responsible for overseeing the development and furtherance of executive succession plans, evaluating and making recommendations to our Board regarding potential candidates to become CEO, and evaluating and approving candidates to fill other senior executive positions.



CEO Succession Planning

At least annually, the Chairman and CEO meets with the Compensation and Talent Development Committee and our Board to discuss CEO succession planning (including specific candidates).

The Compensation and Talent Development Committee also considers the procedure for the timely and efficient transfer of CEO responsibilities in the event of an emergency or the sudden incapacity, departure or death of the Chairman and CEO.

Leadership Succession Planning

The Chairman and CEO meets with the Compensation and Talent Development Committee at least annually to discuss the performance of key members of our senior management and their respective succession plans. These matters are regularly communicated to our Board by the Chair of the Compensation and Talent Development Committee. In addition, our Board has exposure to succession candidates (CEO and otherwise) from across our companies through presentations, site visits and other events.

The succession planning process gives the Board critical insights into our talent pool.

Director Education

Upon election to our Board, new directors participate in a multi-day comprehensive on-boarding process. They are introduced to the operational aspects of our businesses, key issues facing Altria and our Board governance processes. New directors meet individually with various members of management and visit key facilities as part of the on-boarding program.

We make available to our directors third-party director education programs that provide additional perspective on various topics. We provide a list of programs, updated regularly, to our directors. They are also free to choose self-selected educational programs. We also periodically invite outside experts to meet with our Board to review matters relevant to corporate directors, including corporate governance.

Governance Guidelines, Policies and Codes

Our Board has adopted Corporate Governance Guidelines. In addition, our Board has adopted a Code of Business Conduct and Ethics for Directors ("Director Code") that applies to our directors and a policy with regard to reviewing certain transactions in which we are a participant and an officer, director or nominee for director has had or may have a direct or indirect material interest (see "Related Person Transactions and Code of Conduct" on page 79 for further information). These documents are available on our website at www.altria.com/governance. Our Board has also adopted the Altria Code of Conduct ("Code of Conduct") that applies to all our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Conduct is available on our website at www.altria.com/codeofconduct.

Director Compensation

Compensation Philosophy

Our philosophy is to provide competitive compensation necessary to attract and retain high-quality non-employee directors and appropriately compensate them for the time, expertise and effort required to serve as a director of a large publicly traded company that operates in a dynamic, highly regulated industry. Our Board believes that a substantial portion of director compensation should consist of equity-based compensation, coupled with robust stock ownership guidelines, to assist in aligning directors' interests with the interests of shareholders. Directors who are employees of Altria receive no additional compensation for service as a director.

Director Compensation Review

The Nominating, Corporate Governance and Social Responsibility Committee reviews and periodically recommends updates to the director compensation program to our Board of Directors for approval. During these reviews, the Committee considers our director compensation philosophy, the competitiveness of director compensation based on an independent benchmarking study (taking into account our Compensation Survey Group ("CSG") described under "Benchmarking" beginning on page 44 and other large, public companies) and current market practices and also considers the appropriateness of the form, mix and amount of director compensation. The Committee then makes a recommendation to our Board concerning such compensation with a view toward attracting and retaining qualified directors. After reviewing compensation in January 2019, the Committee determined to leave our director compensation unchanged. Our directors' retainers have not increased since 2016.

Components of Compensation

The following chart presents the 2019 components of compensation for our non-employee directors:

Equity

Annual Equity Award [1]	$175,000



56% Annual Equity Award

44% Average Annual Cash Retainers

Annual Cash Retainers

Board Member [2]	$110,000	
Presiding Director	$25,000	
Committees	Chair	Member [3]
■ Audit ■ Compensation and Talent Development	$25,000	$5,000
■ Finance ■ Innovation ■ Nominating, Corporate Governance and Social Responsibility	$15,000	

[1] The annual full value equity award is in the form of fully vested shares of Altria common stock.

[2] Paid in quarterly installments.

[3] Committee Chairs also receive the Committee Member annual cash retainer.

Deferred Fee Plan

A non-employee director may elect to defer all or part of the award of shares of common stock and all or part of his or her cash retainers. Pursuant to the Deferred Fee Plan for Non-Employee Directors ("Deferred Fee Plan"), deferred retainers are credited to an unfunded bookkeeping account and may be "invested" in various "investment choices," including an Altria common stock equivalent account. These "investment choices" parallel the investment options offered under the Deferred Profit-Sharing Plan for Salaried Employees and determine the "earnings" that are credited for bookkeeping purposes to a non-employee director's account. The non-employee director will receive deferred awards of common stock and cash distributions of deferred retainers either prior to or following termination of service from our Board, as elected by the non-employee director.

Matching Gift Program

Non-employee directors are eligible to participate in our Matching Gift Program. This program is available to all employees and non-employee directors. We match eligible donations of a minimum of $25 up to $30,000 per year per employee or non-employee director on a dollar-for-dollar basis to eligible non-profit organizations. In 2019, the following non-employee directors participated in this program: Mr. Casteen, Mr. Devitre, Ms. Kelly-Ennis, Mr. Kiely, Ms. McQuade, Mr. Muñoz, Mr. Newman and Ms. Shanks. The aggregate amount of matching payments for these directors in 2019 was $201,265.

Other

In addition to cash payments, stock awards and matching gifts, non-employee directors are covered under our Business Travel Accident Insurance Plan, which is available generally to all employees.

The following table presents the compensation received by the non-employee directors for service as directors in fiscal year 2019.

Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	All Other Compensation ($) [2]	Total ($)
John T. Casteen III	125,000	175,010	17,250	317,260
Dinyar S. Devitre	140,000	175,010	29,795	344,805
Thomas F. Farrell II	145,000	175,010	0	320,010
Debra J. Kelly-Ennis	125,000	175,010	14,250	314,260
W. Leo Kiely III	150,000	175,010	30,000	355,010
Kathryn B. McQuade	140,000	175,010	30,000	345,010
George Muñoz	150,000	175,010	30,000	355,010
Mark E. Newman	125,000	175,010	30,000	330,010
Nabil Y. Sakkab	140,000	175,010	0	315,010
Virginia E. Shanks	125,000	175,010	19,970	319,980

[1] Pursuant to the 2015 Stock Compensation Plan for Non-Employee Directors (the "2015 Non-Employee Directors Plan"), on May 16, 2019, each non-employee director received 3,345 shares of Altria common stock with an aggregate grant date fair market value of $175,010. The dollar value is slightly higher than $175,000 because the grant is made in whole shares. The fair market value of the shares of $52.32 per share was based on the average of the high and low trading prices of Altria common stock on May 16, 2019.

[2] All Other Compensation consists of matching gifts paid in 2019 under our Matching Gift Program.

Stock Ownership Guidelines for Non-Employee Directors and Prohibition on Hedging and Pledging

Our Board believes that stock ownership guidelines further align the interests of our Board with those of our shareholders. Our non-employee directors are expected to hold shares of our common stock in an amount equal to the lesser of five times the then-current annual cash retainer or 26,000 shares. Directors are expected to reach this ownership level within five years of being elected to our Board and to hold the requisite number of shares until retirement. The ownership guidelines for non-employee directors may be satisfied with all beneficially owned shares, including deferred shares and share equivalents. As of December 31, 2019, all our directors who had served on our Board for five or more years held a sufficient number of shares to satisfy these guidelines.

Our non-employee directors are not permitted to engage in hedging or pledging activities with respect to our stock. A description of Altria's hedging and pledging policies is included under "Prohibition on Hedging and Pledging" on page 80.

Altria Board of Directors

Our Board currently consists of 11 directors. Directors are elected annually at each annual meeting to serve until the next annual meeting and until their successors are duly elected and qualified, subject to their earlier death, resignation or removal. Each of the nominees for director currently serves as a director and was elected by the shareholders at the 2019 Annual Meeting. Biographical information and qualifications of the nominees for director are included under "Proposal 1 – Election of Directors" beginning on page 16.

Process for Nominating Directors

The Nominating, Corporate Governance and Social Responsibility Committee works with our Board to determine the appropriate mix of characteristics, skills and experience for our Board. The Committee evaluates each individual in the context of our Board as a whole, with the objective of recommending a group of directors that can best continue the success of the business and represent shareholder interests through the exercise of sound judgment, using its diversity of experience.

The Committee has not established any specific minimum qualification standards for nominees to our Board; rather, in evaluating the suitability of individuals for Board membership, the Committee considers the ways in which it believes each individual can assist Altria in pursuing our Vision and advancing one or more Vision strategies.

The Committee takes into account many factors, including whether the individual meets requirements for independence and whether the individual will enhance the diversity of views and experiences available to our Board in its operations and oversight of the development and execution of our strategies. In determining whether to recommend a director for re-election, the Committee also considers the director's past attendance at meetings and participation in and contributions to the activities of our Board. In addition, the Committee considers whether our Board has specific needs for certain skills or attributes at a given time (for example, financial or chief executive officer experience). Other criteria for Board membership, such as the extent of an individual's other commitments, are set forth in our Corporate Governance Guidelines.

Board Composition and Board Diversity

Our Board is committed to reviewing periodically its composition to ensure that it continues to have the right mix of skills, background and tenure. The current composition of our Board is as follows:

	0-5 Years	6-10 Years	>10 Years	Avg
Tenure	3	4	4	8.2 years

	≤60	61-65	66-70	>70	Avg
Age	3	3	1	4	65.7 years

	Women	Racially/Ethnically Diverse		Total
Diversity	3	3	5	54.5% diverse

Our Board's composition represents a balanced approach to director tenure, allowing our Board to benefit from the experience of longer-serving directors combined with the perspectives of newer directors.

Commitment to Board Diversity

The Nominating, Corporate Governance and Social Responsibility Committee has a long-standing commitment to diversity, rather than a formal diversity policy, and is guided by our diversity philosophy in its review and consideration of director nominees. In this regard, our Board and the Committee view diversity holistically. As set forth in our Corporate Governance Guidelines, our Board and the Committee consider, among other factors:

- whether the individual meets the requirements for independence;
- the individual's general understanding of the various disciplines relevant to the success of a large publicly traded company in today's global business environment;
- the individual's understanding of our businesses and markets;
- the individual's skills, professional expertise and educational background; and
- other factors that promote diversity of views and experiences, including self-identified characteristics such as gender, race, national origin, age and sexual orientation.

Board Skills and Experience

Our Board has a breadth of skills and experiences. As noted in the summary below, we believe that our Board has demonstrated leadership in a variety of positions across various professions and industries. The following table is not intended to be an exhaustive list of each of our director's contributions to our Board as each of them also contributes other important skills, expertise, experience and personal attributes that are not reflected in the chart below.

Skills and Experience	Casteen	Devitre	Farrell	Kelly-Ennis	Kiely	McQuade	Muñoz	Newman	Sakkab	Shanks	Willard
Consumer Products and/or Consumer Marketing Consumer products leadership is important to Altria because our continued leadership in satisfying evolving adult consumers requires that we market our products effectively and responsibly.		■		■	■		■		■	■	■
Industry Experience in our industries and existing markets is important to understanding industry and market dynamics.		■									■
Regulated Industries Altria operates in highly regulated businesses. To enhance Board oversight of regulatory compliance and engagement, we include directors with experience in regulated industries.		■	■	■	■	■		■	■	■	■
Chief Executive Experience Directors who serve or have served as a chief executive bring leadership experience in various areas such as strategic planning, financial oversight, executive succession planning, compliance and risk management.	■		■	■	■		■				■
Financial Expertise, including Chief Financial Officer Experience Proficiency in finance and financial reporting processes helps our Board monitor and assess Altria's performance and financial reporting.		■				■	■	■			■
Public Policy Directors with public policy experience provide valuable insights as Altria's businesses are subject to an array of federal, state and local regulations and regularly engage with various external stakeholders.	■		■				■				■
Public Company Board Service on other public company boards promotes efficient and effective Board processes and provides insight into the corporate governance practices of other companies.	■	■	■	■	■	■	■		■	■	■
Leadership in Innovation Directors with experience in innovation, product development and consumer engagement promote effective oversight of product growth opportunities, marketing strategies and capabilities, and other growth strategies.		■		■	■				■	■	■
Information Technology/Cybersecurity We benefit from directors who can help manage and mitigate key technology risks, including cybersecurity.						■		■		■	■

Director Independence Determinations

Under the listing standards of the NYSE, our Board must consist of a majority of independent directors. In making independence determinations, our Board adheres to NYSE and SEC requirements and considers all relevant facts and circumstances. Our Board has also adopted categorical standards of director independence to further assist it in making these determinations. These standards are set forth in Annex A of our Corporate Governance Guidelines, which are available on our website at www.altria.com/governance.

On the recommendation of the Nominating, Corporate Governance and Social Responsibility Committee, our Board affirmatively determined that each of the following nominees is independent in that such nominee has no material relationship with us: John T. Casteen III, Dinyar S. Devitre, Thomas F. Farrell II, Debra J. Kelly-Ennis, W. Leo Kiely III, Kathryn B. McQuade, George Muñoz, Mark E. Newman, Nabil Y. Sakkab and Virginia E. Shanks. In making its recommendation to our Board, the Committee considered the following business relationships and transactions:

Business Relationships and Transactions Considered

Mr. Farrell is the Chief Executive Officer of Dominion Energy, Inc. ("Dominion"). A subsidiary of Dominion is a regulated public utility with which Altria or our subsidiaries has a commercial relationship for energy procurement. Amounts paid by Altria or our subsidiaries are set at rates fixed in accordance with the applicable regulatory authority. One of our subsidiaries has an agreement with the same utility under which the subsidiary receives nominal payments in connection with a solar energy program overseen and approved by the same regulatory authority. The terms of the agreement are comparable to those the utility offers to other third parties. Mr. Farrell is neither responsible for, nor involved in, the utility's dealings with us or our subsidiaries, nor does Mr. Farrell materially benefit directly or indirectly from this relationship.

Altria or our subsidiaries from time to time do business in the ordinary course on terms comparable to those provided to unrelated third parties with entities where Mr. Devitre and Mr. Muñoz serve as non-executive directors or where immediate family members (as defined in our Policy on Related Person Transactions, which is discussed in "Related Person Transactions and Code of Conduct" on page 79) of Mr. Farrell, Mr. Kiely and Dr. Sakkab serve as non-executive directors or are employed in non-executive officer capacities. In each case, neither the director nor the immediate family member is responsible for, or involved in, the entity's day-to-day dealings with Altria or our subsidiaries, and the respective payments made by Altria or our subsidiaries to the entities in each of the last three fiscal years were significantly less than the greater of $1 million or 2% of any such entity's consolidated gross revenues. None of Mr. Devitre, Mr. Farrell, Mr. Kiely, Mr. Muñoz or Dr. Sakkab, or their respective immediate family members, materially benefits directly or indirectly from these relationships.

The Committee determined that the foregoing business relationships and transactions did not affect the independence of any nominee for director.

In making its recommendation to our Board, the Committee also considered the following philanthropic relationships and transactions between Altria and our subsidiaries and various educational and other charitable entities located in or near our locations or facilities of our subsidiaries. We believe that corporate philanthropy furthers our corporate responsibility focus on investing in our communities, which includes investing meaningfully in the communities in which our employees live and work with the objective of making those communities leading environments where our businesses can succeed. In some cases, these relationships date back for many decades.

Philanthropic Relationships and Transactions Considered

Altria and the University of Virginia (the "University") have a long-standing relationship that has included employment recruiting and charitable donations. In 2019, Altria or our subsidiaries made certain charitable donations to the University in an aggregate amount of $1,579,500 with the significant majority supporting the University's Youth-Nex Center that promotes positive youth development. In addition, we made ordinary course trade payments to the University in the aggregate amount of $62,692. The sum of these 2019 contributions and payments represented significantly less than 2% of the University's consolidated gross revenues. Mr. Casteen is a former President of the University. He now serves as President Emeritus of the University. Mr. Casteen's son, John T. Casteen IV, is an Assistant Professor and Director of Studies at the University. Neither Mr. Casteen nor his son materially benefits directly or indirectly from this relationship.

In addition, we make various grants and charitable contributions, including matching gifts under our Matching Gift Program, to entities where Mr. Casteen, Mr. Devitre, Mr. Farrell and Ms. Kelly-Ennis or immediate family members of Mr. Farrell, Mr. Kiely, Ms. McQuade and Mr. Newman serve as non-executive directors or trustees or non-executive employees. A substantial majority of these grants and contributions were made to non-profit entities that serve the communities in which Altria and our subsidiaries operate and to non-profit educational programs and institutions located in and around these communities. In each case, payments by us in each of the last three fiscal years were significantly less than the greater of $1 million or 2% of any such entity's consolidated gross revenues. None of Mr. Casteen, Mr. Devitre, Mr. Farrell, Ms. Kelly-Ennis, Mr. Kiely, Ms. McQuade or Mr. Newman, or their respective immediate family members, materially benefits directly or indirectly from these contributions.

The Committee determined that the foregoing philanthropic relationships and transactions did not affect the independence of any nominee for director.

Proposal

1

Election of Directors

The Board recommends a vote **FOR** each nominee.

We propose that the 11 individuals named below, 10 of whom the Board has affirmatively determined to be independent, be elected as directors to hold office until the next annual meeting of shareholders and until their successors have been elected and qualified, subject to their earlier death, resignation or removal. The Nominating, Corporate Governance and Social Responsibility Committee has recommended to our Board, and our Board has approved, the individuals named below.

We list in the biographies below the particular experiences, qualifications, attributes and skills of each nominee that the Nominating, Corporate Governance and Social Responsibility Committee believes will advance our Vision and one or more Vision strategies. The Committee and our Board believe that each of the nominees for election at the 2020 Annual Meeting possesses important and unique characteristics. The Committee and our Board believe that, as a group, these nominees provide our Board with an optimal balance of experience, leadership, competencies, qualifications and skills.

Although it is not anticipated that any of the individuals named below will be unable or unwilling to stand for election, in the event of such an occurrence, a proxy may be voted for a substitute designated by our Board. In lieu of designating a substitute, our Board may reduce the number of directors.

Our Board recommends a vote **FOR** each of the nominees for election as directors.

2020 Director Nominee Biographies and Qualifications



John T. Casteen III

Age: **76**

Director Since: **2010**

Board Committees:
- Audit
- Compensation and Talent Development
- Innovation

Position, Principal Occupation and Professional Experience:
President Emeritus, University of Virginia (Charlottesville, VA). Mr. Casteen became President Emeritus of the University of Virginia in August 2010 after having served as President of the University since 1990. He is both University Professor and Professor of English. Previously, Mr. Casteen served as President of the University of Connecticut from 1985 to 1990 and as Secretary of Education for the Commonwealth of Virginia from 1982 to 1985.

Other Current Public Directorships:
Strategic Education, Inc.

Prior Public Company Directorships (within the last five years):
None.

Other Directorships, Trusteeships and Memberships:
Leifur Eiríksson Foundation; Institute for Shipboard Education (Semester at Sea); Echo360, Inc. Previously served on the boards of the Chesapeake Bay Foundation, Jamestown-Yorktown Foundation, Virginia Foundation for Community College Education and the Woodrow Wilson International Center for Scholars.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Casteen's extensive professional, administrative, public policy and leadership experiences, particularly his role as former chief executive of a university system with top-ranking academic and medical divisions, provide clear support for his nomination for election to our Board.

Position, Principal Occupation and Professional Experience:

Former Chief Financial Officer, Altria Group, Inc. (New York, NY). Mr. Devitre served as Special Advisor to General Atlantic LLC, a private equity firm, from June 2008 to January 2017. In March 2008, Mr. Devitre retired from his position as Senior Vice President and Chief Financial Officer of Altria Group, Inc. Prior to Mr. Devitre's appointment to this position in April 2002, he held a number of senior management positions with Altria.

Other Current Public Directorships:

IHS Markit Ltd.

Prior Public Company Directorships (within the last five years):

SABMiller plc (2007 to October 2016); Western Union Company (2006 to May 2015).

Other Directorships, Trusteeships and Memberships:

Pratham USA; Brooklyn Academy of Music. Previously served on the boards of The Lincoln Center for the Performing Arts, Inc., The Asia Society and Kraft Foods Inc. (now known as Mondelēz International, Inc.).

Director Qualifications:

The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Devitre's significant knowledge and understanding of Altria and our businesses, together with his public company board service, his financial acumen, his public company chief financial officer experience and his general business (including international business) knowledge, provide clear support for his nomination for election to our Board.



Dinyar S. Devitre

Age: **72**

Director Since: **2008**

Board Committees:

- Executive
- Finance (Chair)
- Innovation
- Nominating, Corporate Governance and Social Responsibility

Position, Principal Occupation and Professional Experience:

Chairman, President and Chief Executive Officer, Dominion Energy, Inc. (Richmond, VA). Mr. Farrell is the Chairman, President and Chief Executive Officer of Dominion Energy, Inc., one of the nation's largest producers of energy. He became President and Chief Executive Officer of Dominion effective January 2006 and was elected Chairman in April 2007. From January 2004 through December 2005, he served as President and Chief Operating Officer of Dominion and prior to that as Executive Vice President.

Other Current Public Directorships:

Dominion. Mr. Farrell also serves as a director of Dominion Energy Gas Holdings, LLC, Virginia Electric and Power Company and Dominion Energy South Carolina, Inc., which are wholly owned subsidiaries of Dominion that only issue registered debt.

Prior Public Company Directorships (within the last five years):

Dominion Energy Midstream GP, LLC. (2014 to 2019).

Other Directorships, Trusteeships and Memberships:

Associated Electric & Gas Insurance Services Limited; Edison Electric Institute; Institute of Nuclear Power Operations; Richmond Performing Arts Center L.L.L.P.; The NH Foundation; Virginia Foundation for Independent Colleges. Previously served on the board of trustees of the Virginia Museum of Fine Arts.

Director Qualifications:

The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Farrell's extensive business, administrative and leadership experiences, particularly his role as chief executive officer of a large public company in a regulated industry, provide clear support for his nomination for election to our Board.



Thomas F. Farrell II

Age: **65**

Director Since: **2008**

Presiding Director

Board Committees:

- Compensation and Talent Development
- Executive
- Nominating, Corporate Governance and Social Responsibility



Debra J. Kelly-Ennis

Age: **63**

Director Since: **2013**

Board Committees:
- Audit
- Innovation
- Nominating, Corporate Governance and Social Responsibility

Position, Principal Occupation and Professional Experience:
Retired President and Chief Executive Officer, Diageo Canada, Inc. (Etobicoke, Ontario, Canada). Ms. Kelly-Ennis was President and Chief Executive Officer of Diageo Canada, Inc., a subsidiary of Diageo plc, a global spirits, wine and beer company, from 2008 to June 2012. From 2005 to 2008, she was Chief Marketing Officer for Diageo North America, Inc., another subsidiary of Diageo plc. Ms. Kelly-Ennis has also held marketing, sales and general management positions with RJR/Nabisco, Inc., The Coca-Cola Company, General Motors Corporation and Grand Metropolitan PLC.

Other Current Public Directorships:
TFI International Inc.

Prior Public Company Directorships (within the last five years):
Carnival Corporation & plc (2012 to January 2020); Hertz Global Holdings, Inc. (2013 to October 2015); PulteGroup, Inc. (1997 to September 2016).

Other Directorships, Trusteeships and Memberships:
Dress for Success Worldwide (Director Emeritus).

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Ms. Kelly-Ennis's leadership experiences, particularly her positions as an executive with several large, consumer-focused companies in multiple industries, and her significant marketing, innovation, sales and distribution experience at large publicly held companies, including companies in the consumer packaged goods industry, provide clear support for her nomination for election to our Board.



W. Leo Kiely III

Age: **73**

Director Since: **2011**

Board Committees:
- Compensation and Talent Development (Chair)
- Executive
- Finance
- Innovation

Position, Principal Occupation and Professional Experience:
Retired Chief Executive Officer, MillerCoors LLC (Golden, CO). Mr. Kiely retired as Chief Executive Officer of MillerCoors LLC, a joint venture combining the U.S. and Puerto Rico operations of SABMiller plc and Molson Coors Brewing Company, in July 2011, a position he had held since July 2009. From February 2005 through July 2009, Mr. Kiely served as President and Chief Executive Officer of Molson Coors Brewing Company. From March 1993 to March 2005, he held a variety of executive positions at Coors Brewing Company, including Chief Executive Officer. Before joining Coors Brewing Company, he held executive positions with Frito-Lay, Inc., a subsidiary of PepsiCo, Inc., and Ventura Coastal Corporation, a division of Seven Up Inc.

Other Current Public Directorships:
None.

Prior Public Company Directorships (within the last five years):
HC Government Realty Trust, Inc. (2016 to March 2019).

Other Directorships, Trusteeships and Memberships:
Previously served on the boards of The Denver Center for the Performing Arts and Helen G. Bonfils Foundation.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Kiely's extensive business, administrative and leadership experiences, particularly his various executive positions, including the role of chief executive officer, in the consumer packaged goods industry, provide clear support for his nomination for election to our Board.

Position, Principal Occupation and Professional Experience:

Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited (Calgary, Alberta, Canada). Ms. McQuade served as Senior Advisor of Canadian Pacific Railway Limited ("Canadian Pacific"), a transcontinental railway in Canada and the United States, from November 2012 to May 2013, after previously serving as Executive Vice President and Chief Financial Officer of Canadian Pacific from September 2008 to her retirement in November 2012. Ms. McQuade joined Canadian Pacific in June 2007 as Executive Vice President and Chief Operating Officer. Prior to joining Canadian Pacific, Ms. McQuade served as Executive Vice President – Planning and Chief Information Officer at Norfolk Southern Corporation where she spent 27 years in key information technology, strategic planning and finance leadership positions.

Other Current Public Directorships:

TransAlta Renewables Inc.

Prior Public Company Directorships (within the last five years):

None.

Other Directorships, Trusteeships and Memberships:

Previously served on the board of The College of William & Mary Foundation.

Director Qualifications:

The Nominating, Corporate Governance and Social Responsibility Committee believes that Ms. McQuade's significant financial and accounting expertise, particularly her experience as a public company chief financial officer, her information technology expertise, her general business knowledge and her management experience in a regulated industry, provide clear support for her nomination for election to our Board.



Kathryn B. McQuade

Age: **63**

Director Since: **2012**

Board Committees:

- Audit
- Compensation and Talent Development
- Executive
- Nominating, Corporate Governance and Social Responsibility (Chair)

Position, Principal Occupation and Professional Experience:

Principal, Muñoz Investment Banking Group, LLC (Washington, D.C.) and Partner, Tobin & Muñoz (Chicago, IL). Mr. Muñoz is a principal of the Washington, D.C.-based firm of Muñoz Investment Banking Group, LLC. He is also a partner in the Chicago-based law firm of Tobin & Muñoz. He served as President and Chief Executive Officer of the Overseas Private Investment Corporation from 1997 to January 2001. From 1993 to 1997, Mr. Muñoz was Chief Financial Officer and Assistant Secretary of the United States Treasury Department.

Other Current Public Directorships:

Marriott International, Inc.; Anixter International, Inc.; Laureate Education, Inc.

Prior Public Company Directorships (within the last five years):

None.

Other Directorships, Trusteeships and Memberships:

National Geographic Society; Direct Edge, Inc. Previously served on the boards of Esmark Incorporated and Archipelago Holdings, Inc.

Director Qualifications:

The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Muñoz's accounting, financial, legal and public policy expertise, along with his background in international business and his significant professional, administrative and leadership experiences in both the private and public sectors, provide clear support for his nomination for election to our Board.



George Muñoz

Age: **68**

Director Since: **2004**

Board Committees:

- Audit (Chair)
- Executive
- Finance
- Nominating, Corporate Governance and Social Responsibility



Mark E. Newman

Age: **56**

Director Since: **2018**

Board Committees:
- Audit
- Finance
- Innovation

Position, Principal Occupation and Professional Experience:
Senior Vice President and Chief Operating Officer, The Chemours Company (Wilmington, DE). Mr. Newman is Senior Vice President and Chief Operating Officer of The Chemours Company ("Chemours"), a global chemical company. He is also the executive sponsor of the Chemours Black Employee Network. He previously served as Senior Vice President and Chief Financial Officer of Chemours from 2015 to June 2019. Mr. Newman joined Chemours, then a subsidiary of E. I. du Pont de Nemours and Company, in 2014. From 2011 to 2014, he was Senior Vice President and Chief Financial Officer for SunCoke Energy Inc., a supplier of high-quality coke used in the blast furnace production of steel. Prior to 2011, Mr. Newman held financial and operational leadership positions at General Motors Corporation, GMAC Financial Services, LLC and Ally Financial Inc.

Other Current Public Directorships:
None.

Prior Public Company Directorships (within the last five years):
None.

Other Directorships, Trusteeships and Memberships:
None.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Newman's significant financial, accounting and operational expertise, particularly his roles as a chief financial officer and chief operating officer of a large public company in a regulated industry, along with his international business and transactional experience, including at consumer-focused companies, provide clear support for his nomination for election to our Board.



Nabil Y. Sakkab

Age: **72**

Director Since: **2008**

Board Committees:
- Executive
- Finance
- Innovation (Chair)
- Nominating, Corporate Governance and Social Responsibility

Position, Principal Occupation and Professional Experience:
Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company (Cincinnati, OH). Dr. Sakkab held a variety of positions at The Procter & Gamble Company beginning in 1974. He retired in November 2007 as Senior Vice President, Corporate Research and Development.

Other Current Public Directorships:
PharNext.

Prior Public Company Directorships (within the last five years):
Deinove (2010 to April 2016); Givaudan SA (2008 to March 2015).

Other Directorships, Trusteeships and Memberships:
Several privately held companies.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Dr. Sakkab's innovation expertise in the consumer packaged goods industry and his extensive overall business knowledge, including knowledge of regulated products, and experiences on boards of directors provide clear support for his nomination for election to our Board.

Position, Principal Occupation and Professional Experience:
Former Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc. (Las Vegas, NV). Ms. Shanks served as Executive Vice President and Chief Administrative Officer of Pinnacle Entertainment, Inc. ("Pinnacle"), a casino entertainment company, from July 2013 until October 15, 2018 when Pinnacle merged with Penn National Gaming, Inc. ("Penn National"), also a casino entertainment company. After the merger, she served as Strategic Advisor for Penn National until December 31, 2019. Previously, from October 2010 to June 2013, Ms. Shanks served as Executive Vice President and Chief Marketing Officer of Pinnacle. Prior to joining Pinnacle, she was Chief Marketing Officer for Multimedia Games Inc. from 2008 to 2010. Prior to 2008, Ms. Shanks held senior executive positions for more than 25 years at the property, division and corporate levels of Caesars Entertainment Corp., including Senior Vice President of Brand Management.

Other Current Public Directorships:
None.

Prior Public Company Directorships (within the last five years):
None.

Other Directorships, Trusteeships and Memberships:
EPR Properties.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Ms. Shanks's significant regulated industry and consumer-oriented marketing expertise, particularly her extensive background in brand positioning and digital and database marketing, as well as her experience in information technology and cybersecurity, provide clear support for her nomination for election to our Board.



Virginia E. Shanks

Age: **59**

Director Since: **2017**

Board Committees:
- Audit
- Compensation and Talent Development
- Innovation

Position, Principal Occupation and Professional Experience:
Chairman and Chief Executive Officer, Altria Group, Inc. (Richmond, VA). Mr. Willard serves as Chairman and Chief Executive Officer of Altria Group, Inc. Prior to his election as Chairman and Chief Executive Officer effective May 17, 2018, Mr. Willard served as Executive Vice President and Chief Operating Officer since March 2015. He previously served as Executive Vice President and Chief Financial Officer from January 2011 through February 2015. Since joining the Altria family of companies in 1992, Mr. Willard has held numerous other senior leadership roles.

Other Current Public Directorships:
None.

Prior Public Company Directorships (within the last five years):
SABMiller plc (2009 to July 2015).

Other Directorships, Trusteeships and Memberships:
Catalyst Inc.

Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Willard's significant knowledge and understanding of Altria, its industries, its businesses and the external environment in which Altria's businesses operate, together with his significant financial expertise and leadership experiences, provide clear support for his nomination for election to our Board.



Howard A. Willard III

Age: **56**

Director Since: **2018**

Chairman and Chief Executive Officer

Board Committee:
- Executive (Chair)

Audit Committee Matters

Annual Evaluation and Selection of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") has been Altria's independent registered public accounting firm since 1998. Prior to 1998, Altria's independent registered public accounting firm was Coopers & Lybrand L.L.P. (until its merger with Price Waterhouse LLP in 1998). In addition to assuring the rotation of the audit partners every five years as required by law, the Audit Committee is responsible for selecting, reviewing and evaluating the lead partner and senior members of the audit engagement team and considers whether, in order to assure continuing auditor independence, there should be a rotation of the firm.

In selecting PricewaterhouseCoopers as our independent registered public accounting firm, the Audit Committee conducted its annual evaluation of the firm. This evaluation considers various matters such as technical competence, knowledge of our industry and Altria, quality of services, reputation and communications with management and the Audit Committee. The Audit Committee also evaluates the firm's independence program and quality control procedures, the results of Public Company Accounting Oversight Board ("PCAOB") and peer reviews of the firm's quality controls and the appropriateness of the firm's fees. The Audit Committee also considers PricewaterhouseCoopers's tenure and believes that extended tenure results in higher quality audit work with greater operational efficiencies through the leveraging of PricewaterhouseCoopers's deep institutional knowledge of our operations and businesses, accounting policies and practices, and internal control over financial reporting. The Audit Committee is also mindful of the advisability and potential impact of selecting a different firm, including the significant time commitment and expense inherent in on-boarding a new independent registered public accounting firm.

The Audit Committee and our Board believe that the continued retention of PricewaterhouseCoopers to serve as our independent registered public accounting firm is in the best interests of Altria and our shareholders.

Independent Registered Public Accounting Firm's Fees

The Audit Committee has the sole authority to approve all engagement fees and terms associated with the retention of PricewaterhouseCoopers. As noted in the Audit Committee Report on page 23, the Audit Committee pre-approved all fees associated with the services that the firm provided in 2019.

Aggregate fees, including out-of-pocket expenses, for professional services rendered by PricewaterhouseCoopers for fiscal years ended December 31, 2019 and 2018 were comprised of the following (in thousands):

	2019 ($)	2018 ($)
Audit Fees [1]	6,515	6,467
Audit-Related Fees [2]	1,190	1,436
Tax Fees [3]	1,469	440
All Other Fees [4]	8	8
TOTAL	**9,182**	**8,351**

[1] Fees and expenses associated with professional services rendered by PricewaterhouseCoopers in connection with (a) the audit of our consolidated financial statements and internal control over financial reporting, including statutory audits of the financial statements of our subsidiaries; (b) reviews of our unaudited condensed consolidated interim financial statements; and (c) reviews of documents filed with the SEC.

[2] Fees and expenses for professional services rendered by PricewaterhouseCoopers for audit-related services, which include certain employee benefit plan audits, accounting consultations and procedures relating to various other audit and special reports.

[3] Fees and expenses for professional services rendered by PricewaterhouseCoopers in connection with U.S. and foreign tax compliance and planning, and consultation and advice on tax examinations.

[4] Other fees were related to licenses for technical accounting tools.

Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific budget. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees charged for each category of service at Audit Committee meetings throughout the year.

During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chair of the Audit Committee must report on such approvals at the next scheduled Audit Committee meeting.

Audit Committee Report for the Year Ended December 31, 2019

Management has the primary responsibility for Altria's financial statements and the reporting process, including the systems of internal accounting control. The Audit Committee monitors Altria's financial reporting processes and systems of internal accounting control, the independence and the performance of PricewaterhouseCoopers and the performance of the internal auditors.

The Audit Committee has received representations from management that Altria's consolidated financial statements were prepared in accordance with GAAP and that Altria maintained effective internal control over financial reporting, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers. The Audit Committee has discussed with PricewaterhouseCoopers their evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed with PricewaterhouseCoopers the matters required to be discussed by applicable standards adopted by the PCAOB.

The Audit Committee has received from PricewaterhouseCoopers written disclosures and a letter required by applicable requirements of the PCAOB regarding PricewaterhouseCoopers's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers its independence from Altria and its management. The Audit Committee pre-approved all fiscal year 2019 audit and permissible non-audit services provided by PricewaterhouseCoopers and the fees for those services included on page 22. As part of this process, the Audit Committee reviewed non-audit services and fees to assure compliance with regulations prohibiting the independent registered public accounting firm from performing specified services that might impair its independence.

The Audit Committee discussed with Altria's internal auditors and PricewaterhouseCoopers the overall scope of and plans for their respective audits. The Audit Committee has met with the internal auditors and PricewaterhouseCoopers, separately and together, with and without management present, to discuss Altria's financial reporting processes and internal control over financial reporting. The Audit Committee has reviewed significant audit findings prepared by PricewaterhouseCoopers and those prepared by the internal auditors, together with management's responses.

Based on the reviews and discussions referred to above, the Audit Committee recommended to our Board the inclusion of the audited consolidated financial statements in Altria's 2019 Form 10-K.

Audit Committee:

George Muñoz, Chair
John T. Casteen III
Debra J. Kelly-Ennis
Kathryn B. McQuade
Mark E. Newman
Virginia E. Shanks

Proposal

2

Ratification of the Selection of Independent Registered Public Accounting Firm

Our Board recommends a vote **FOR** ratification of the selection of PricewaterhouseCoopers.

As reflected in the Audit Committee Charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. The Audit Committee has selected PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2020 and has directed that management submit such selection to shareholders for ratification at the 2020 Annual Meeting.

Shareholder ratification of the selection of PricewaterhouseCoopers as our independent registered public accounting firm is not required by our By-Laws or otherwise. However, we are submitting the selection of PricewaterhouseCoopers to the shareholders for ratification as a matter of good corporate governance. If our shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers. Even if the selection is ratified, the Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if it is determined that such a change would be in the best interests of Altria and our shareholders.

We expect representatives of PricewaterhouseCoopers to be present at the meeting. The representatives will have an opportunity to make a statement if they so desire and be available to respond to appropriate questions.

Our Board recommends a vote **FOR** ratification of the selection of PricewaterhouseCoopers.

Executive Compensation – Table of Contents

Executive Compensation

Compensation and Talent Development Committee Report for the Year Ended December 31, 2019

The Compensation and Talent Development Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with management. Based on its review and discussions with management, the Compensation and Talent Development Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation and Talent Development Committee:

W. Leo Kiely III, Chair
John T. Casteen III
Thomas F. Farrell II
Kathryn B. McQuade
Virginia E. Shanks

Compensation Discussion and Analysis

Introduction

In this section, we provide a detailed description of our executive compensation program, with a focus on decisions by the Compensation and Talent Development Committee (for purposes of the "Executive Compensation" section, the "Committee") with respect to our NEOs:

Name	Position during 2019
Howard A. Willard III	Chairman of the Board and CEO, Altria Group, Inc.
William F. Gifford, Jr.	Vice Chairman and Chief Financial Officer, Altria Group, Inc.
Murray R. Garnick	Executive Vice President and General Counsel, Altria Group, Inc.
Salvatore Mancuso	Senior Vice President, Finance and Procurement, Altria Group, Inc.
Jody L. Begley	Senior Vice President, Tobacco Products, Altria Group, Inc.
Kevin C. Crosthwaite, Jr.	Former Senior Vice President, Chief Strategy and Growth Officer, Altria Group, Inc.
Craig A. Johnson	Former President and Chief Executive Officer, Altria Group Distribution Company

Mr. Crosthwaite resigned effective September 24, 2019 to become the Chief Executive Officer of JUUL. Mr. Johnson retired effective March 1, 2019.

Overview

Compensation Philosophy

We design our executive compensation program to align the interests of our executive officers with the interests of our shareholders. We believe this requires:

clear articulation of corporate and individual performance goals	a competitive, financially disciplined executive compensation program that rewards past success and creates the appropriate incentives for future conduct	transparent measurement against both corporate and individual performance goals

Financial Performance

Our business performance is a key factor in determining executive compensation. 2019 was a year of industry and business transition. As reflected in the "2019 Business Highlights" section beginning on page iii, Altria's core tobacco businesses delivered outstanding performance in 2019. Additionally, Altria exceeded its $575 million annualized cost savings target. The strong performance of our core tobacco businesses resulted in us meeting our financial targets. However, we were disappointed in the performance of our JUUL investment during the year, and the performance of Altria's stock lagged that of our peers and the general market. The following graphs summarize our one- and three-year performance against key financial indicators:

Adjusted Diluted EPS (12/31/2016 - 12/31/2019) ($)



[1] Compound annual growth rate ("CAGR") based on 2016 adjusted diluted EPS of $3.03.

Dividend Rate [1] (8/24/2017 - 8/22/2019) ($)



[1] Annualized dividend based on quarterly dividend rate per share of Altria common stock declared in August of each year.

[2] CAGR based on the annualized dividend rate per share of Altria common stock of $2.44 that was declared in August 2016, with each August dividend similarly annualized.

2019 TSR (12/31/2018 – 12/31/2019) (%)



Source: Bloomberg Daily Return (December 31, 2018 – December 31, 2019)
Note: Assumes reinvestment of dividends as of the ex-dividend date.

Three-Year TSR (12/31/2016 - 12/31/2019) (%)



Source: Bloomberg Daily Return (December 31, 2016 – December 31, 2019)
Note: Assumes reinvestment of dividends as of the ex-dividend date.

Pay-For-Performance

The following graph illustrates the relationship between our CEOs' total direct compensation (including annualized LTIP compensation) and our indexed TSR:



CEO Pay ⁽¹⁾ vs. Indexed TSR ⁽²⁾

(1)   CEO pay is calculated using an annualized allocation of the actual 2017 – 2019 LTIP award. All other pay elements are based on the Summary Compensation Table values.

(2)   Indexed TSR reflects a December 31, 2016 starting point (with a nominal value of 100) and represents the total growth (including dividends) from that date through each December 31.

(3)   2017 represents the total direct compensation of our former Chairman, CEO and President, Martin J. Barrington.

(4)   2018 represents Mr. Willard's total direct compensation, calculated as a mix of his total direct compensation as Executive Vice President and Chief Operating Officer (January 1 through May 16) and as Chairman and CEO (May 17 through December 31).

Say-on-Pay and Shareholder Engagement

At the 2019 Annual Meeting, over

94%

of the votes cast approved our NEO compensation on an advisory basis.

We provide our shareholders with an annual advisory vote ("say on pay") on the compensation of our NEOs. This vote is not binding on us, our Board or the Committee.

While the Committee acknowledges the historically strong shareholder support for our executive compensation program, it is also committed to regularly reviewing the program in the context of our compensation philosophy.

We periodically engage with large investors to discuss our executive compensation program. We value the perspectives we gain from these engagement activities.

2019 Performance of NEOs

The Committee considered several factors in approving each element of 2019 compensation. For the 2019 Annual Incentive Award plan, the Committee primarily evaluated our financial and strategic performance, as described under "Financial Performance" on page 27. The Committee also considered the individual performance of each active NEO for purposes of approving salary increases, annual cash incentive awards, equity awards and LTIP awards. Executives receive variable elements of short- and long-term compensation only after the relevant performance period has ended and the Committee has assessed Altria's actual performance and executive performance relative to stated goals established at the beginning of the period. In addition, the Committee considers industry compensation market data and tally sheets for each of the NEOs that include their total cash and long-term compensation for the last three years.

The Committee evaluated our NEOs' progress against their performance goals and the relationship of their performance to our overall 2019 results. We discuss the 2019 performance of each NEO below.



Howard A. Willard III
Chairman of the Board and CEO

Key Responsibilities
Mr. Willard provided strategic leadership to our Board, executive team and employees in a dynamic, competitive and highly regulated environment.

2019 Achievements
Mr. Willard provided solid leadership to our Board, executive team and employees during a dynamic and challenging year in the tobacco industry.

However, our 2018 minority investment in JUUL had a significant negative impact on shareholder value, 2019 reported income and investor sentiment, which the Committee took into account in determining Mr. Willard's compensation, as discussed below under "2019 Executive Compensation Program Decisions."

In terms of his leadership over Altria's business operations, Mr. Willard:

- Oversaw delivery of strong financial results despite significant headwinds, including accelerated industry volume declines and a challenging regulatory environment;

- Built a compelling portfolio strategy across tobacco categories and advanced Altria's harm reduction aspiration through the *on!* transaction and the launch of *IQOS* in the U.S.;

- Oversaw the successful execution of the cost reduction program announced in December 2018, which exceeded target, while simultaneously guiding the organization to execute at a high level following what could have been a disruptive event;

- Promoted enhanced efforts to support underage tobacco prevention, including federal legislation to raise the legal age of purchasing all tobacco products (including e-vapor) to 21; and

- Implemented a new framework to drive accountability of senior executives to advance diversity, develop their people and promote an inclusive culture.



William F. Gifford, Jr.
Vice Chairman and Chief Financial Officer

Key Responsibilities
Mr. Gifford was responsible for Altria's financial functions as well as its core tobacco businesses, sales and distribution business, and Consumer & Marketplace Insights team. He also serves as one of our designated directors on the Board of Directors of ABI.

2019 Achievements
Mr. Gifford:

- Led Altria in achieving its financial targets in 2019 despite significant headwinds in its core tobacco businesses, including delivering 5.8% adjusted diluted EPS growth, within Altria's 4%-7% adjusted diluted EPS earnings guidance for the year;

- Oversaw the expansion of adjusted OCI margins in the smokeable and smokeless product segments with strong price realization, efficient deployment of price and promotional resources and effective controllable cost management;

- Oversaw execution of the cost reduction program announced in December 2018, which delivered $600 million in annualized cost savings, exceeding the target of $575 million;

- Led the issuance of debt to fund the Cronos and JUUL investments at better than expected interest rates; and

- Provided executive sponsorship of Altria's MOSAIC (LGBTQ+) employee resource group.



Murray R. Garnick
Executive Vice President and General Counsel

Key Responsibilities
Mr. Garnick's responsibilities included leading Altria's Law and Regulatory Affairs functions and overseeing the development and execution of legal and regulatory strategies.

2019 Achievements
Mr. Garnick:

- Worked with regulators and external stakeholders to help shape an environment that supports the commercialization of *IQOS* in the U.S.;

- Oversaw legal strategy and support in connection with the *on!* transaction, the Cronos investment and the JUUL investment, including negotiations with JUUL to revise the terms of our agreements and antitrust review;

- Successfully defended *Copenhagen* Snuff's claim as a modified risk tobacco product before the Tobacco Products Scientific Advisory Committee;

- Oversaw regulatory strategies to protect Altria's core tobacco portfolio by reducing the risk of receiving not-substantially equivalent orders from the FDA;

- Managed complex litigation matters, including product liability and securities cases and matters related to the Master Settlement Agreement; and

- Provided executive sponsorship of Altria's EAST (Asian employee) employee resource group.



Salvatore Mancuso
Senior Vice President,
Finance and Procurement

Key Responsibilities
Mr. Mancuso's responsibilities included overseeing Altria's Tax, Treasury, Audit, Financial Planning & Analysis and Controller functions, while also overseeing Procurement, Real Estate & Security, Information Services and Philip Morris Management Corporation.

2019 Achievements
Mr. Mancuso:

- Led the implementation of the cost reduction program announced in December 2018 that reduced headcount-related and third-party costs by $600 million;

- Oversaw the issuance of debt to fund the Cronos and JUUL investments;

- Provided executive oversight of the de-risking of the Altria pension plan to significantly reduce the value-at-risk;

- Improved operating cash flow by almost $500 million compared to the 2019 operating budget;

- Oversaw the management of significant tax changes resulting from the Tax Cuts and Jobs Act of 2017;

- Led the Procurement department's improved supply security of the direct materials supply chain for Altria's core tobacco businesses; and

- Provided executive sponsorship of Altria's UNIFI (black employee) employee resource group.



Jody L. Begley
Senior Vice President,
Tobacco Products

Key Responsibilities
Mr. Begley led Altria's core tobacco businesses as well as Engineering, Quality and Product Development support.

2019 Achievements
Mr. Begley:

- Led Altria's core tobacco businesses in delivering outstanding business and financial performance, strong profit growth and brand leadership amid a challenging year with greater-than-expected industry volume declines and increased pressure in the smokeable discount segment;

- Led the revenue growth management strategy to allocate our core tobacco businesses' resources more effectively in geographies, trade classes and specific adult tobacco consumer segments;

- Increased adjusted OCI for the core tobacco businesses – 8.6% in the smokeable products segment and 9.7% in the smokeless products segment – while expanding smokeable and smokeless adjusted OCI margins by 3.9 and 3.0 percentage points, respectively;

- Oversaw the launch of *IQOS* in two lead markets with novel retail concepts;

- Oversaw the expansion of retail distribution of *on!*, creation of an e-commerce platform and the development of manufacturing capabilities for oral nicotine pouches; and

- Provided executive sponsorship of Altria's UNIFI (black employee) employee resource group.

Executive Compensation Design

Principles

Our executive compensation program includes multiple performance metrics to assess the efforts of all executives in pursuing our strategies. Specifically, our program is designed to satisfy the following objectives:

- promote pursuit of business strategies that create substantial growth and long-term value for shareholders and are executed with integrity;
- reward quality execution by making a significant portion of our executives' compensation dependent on the achievement by Altria of key financial and strategic goals and their individual performance;
- align the interests of shareholders and executives through equity and cash performance-based long-term incentive awards, stock ownership and holding requirements and anti-hedging and anti-pledging policies with respect to our stock;
- grow our leadership advantage through our people and culture; and
- promote internal fairness and a disciplined qualitative and quantitative assessment of performance.

The elements of our executive compensation program serve these objectives with the following design principles (as shown in the chart below):

- a mix of fixed and at-risk variable performance-based compensation, with executives at higher levels subject to a higher proportion of variable compensation;
- a mix of short- and long-term compensation to appropriately reward and motivate the achievement of both annual and long-term goals and objectives;
- a mix of cash and equity compensation that seeks to discourage actions solely driven by our stock price to the detriment of strategic goals and to minimize the potentially dilutive nature of equity compensation on shareholder value; and
- a mix of equity compensation consisting of RSU and PSU awards.

2019 CEO and Other NEOs Target Pay Mix [1]



[1] Includes 2019 salary, target award under the 2019 Annual Incentive Award plan, target value of 2019 equity awards and target 2019 allocation under the 2017 – 2019 LTIP.

[2] Includes the other NEOs who were employees as of December 31, 2019 (Messrs. Gifford, Garnick, Mancuso and Begley).

Elements

The table below summarizes the elements and objectives of the 2019 executive compensation program for the NEOs. The general objective of each element is to attract and retain world-class leaders.

2019 Executive Compensation Program

	Element	Summary Description	Objective
Annual Compensation	**Salary**	Fixed cash compensation based on role at Altria.	- Provide financial stability - Recognize individual role, experience, responsibility and performance
	Annual Incentive Awards	Cash-based incentive plan based on performance during the plan year.	- Recognize annual financial and strategic performance after it is delivered - Recognize annual individual performance after it is delivered
Long-Term Incentive Compensation	**Equity Awards**	RSU and PSU awards based on prior year's individual performance and advancement potential, vesting after a three-year period. PSU payout amount tied to achievement of company performance measures.	- Align NEOs' interests with shareholders through company performance and stock ownership - Recognize individual performance after it is delivered and advancement potential - Build stock ownership - Retain talented leaders
	Long-Term Incentive Plan	Cash-based incentive plan based on three-year financial and strategic goals.	- Align NEOs' interests with shareholders - Recognize long-term financial and strategic performance after it is delivered - Retain talented leaders
Post-Termination Benefits and Change in Control Payments	**Defined Benefit Plans**	Retirement plans providing for the continuation of a portion of compensation upon retirement or separation from service. Generally, employees hired prior to January 1, 2008 are eligible.	Provide opportunity for financial security in retirement
	Defined Contribution Plans	Annual cash contribution based on a formula related to adjusted diluted EPS growth and, for employees not participating in a defined benefit plan, a supplemental contribution and matching contributions. Includes an Altria stock investment option.	- Provide opportunity for financial security in retirement - Provide additional opportunity to build stock ownership

	Element	Summary Description	Objective
Post-Termination Benefits and Change in Control Payments	**Change in Control Payments**	Payments to executives in connection with a defined change in the ownership of Altria. Change in control provisions are contained in each of the 2010, 2015 and proposed 2020 Performance Incentive Plans.	■ Allow NEOs to focus on delivering shareholder value in a period of uncertainty ■ Allow NEOs to receive awards granted for periods of performance before a change in control
	Termination Payments	For certain types of involuntary separations, potential for severance benefits (including continuation of salary and medical coverage based on years of service). Our NEOs are eligible for the same severance benefits as our other salaried employees.	■ Provide opportunity for protection upon an unexpected event
Perquisites		For all NEOs, an Altria-paid executive physical and vehicle expenses, which included a leased vehicle and/or a vehicle allowance (not accepted by the CEO). For the CEO, a home security system and, subject to an annual allowance, personal use of company aircraft.	■ Provide comprehensive annual preventive health screening ■ Provide security
Other Benefits		Medical coverage, group life insurance and other welfare benefits generally available to all salaried employees.	■ Promote health and financial security

2019 Executive Compensation Program Decisions

The Committee considered the performance of our investment in JUUL in determining the 2019 compensation for the NEOs involved in that investment decision, including the negative impact on shareholder value, 2019 reported income and investor sentiment. Specifically:

■ For Mr. Willard, the Committee determined that (i) he should not receive an award under the 2019 Annual Incentive Award plan and (ii) his 2017 – 2019 LTIP award should reflect below target individual performance. In light of his performance in other areas of responsibility, our Board's confidence in his leadership as we pursue our portfolio strategy into the future and to focus Mr. Willard on increasing long-term shareholder value, the Committee granted Mr. Willard RSU (88,017 units) and PSU (58,221 units) awards in February 2020 with an aggregate grant date fair value of $6,250,027 (versus his target award of $5,400,000), subject to applicable vesting and performance periods. The Committee did not approve a 2020 salary increase for Mr. Willard.

■ For Messrs. Gifford and Garnick, the Committee approved their awards under the 2019 Annual Incentive Award plan at target individual performance versus higher amounts for which they would have otherwise been eligible based on their 2019 individual performance.

See "Annual Incentives" and "Long-Term Incentives" beginning on pages 36 and 37, respectively.

Salary

The Committee considers several factors when reviewing and setting salaries for our NEOs, including each executive's individual performance, level of responsibility and experience, the relationship between salaries paid to other Altria executives and the position of the executive's salary within the applicable salary range. Additionally, the Committee periodically compares the salaries of our NEOs to others holding comparable positions at CSG companies. The Committee analyzes all these factors in the aggregate in determining NEO salaries.

Salaries are relevant in establishing annual and cash long-term incentive award targets and factor into retirement, group life insurance and certain other benefits available to all salaried employees. The Committee reviews salaries for our NEOs other than our CEO on an annual basis; effective May 2018, it reviews our CEO's salary approximately every two years. Generally, any adjustments are effective March 1.

The 2019 salary ranges for our NEOs were as follows:

| | 2019 Salary Range | |
	Minimum ($)	Maximum ($)
Band		
A Mr. Willard	910,000	2,090,000
B Messrs. Gifford, Garnick and Johnson	480,000	1,100,000
C Messrs. Begley, Crosthwaite and Mancuso (after promotions effective March 1, 2019)	390,500	898,100

The Committee increased the salaries of our NEOs based on the criteria noted above as follows:

2019 Salary Changes

Name	2018 Salary ($)	2019 Salary ($)	Increase (%)
Howard A. Willard III [1]	1,250,000	1,250,000	—
William F. Gifford, Jr.	850,000	876,000	3.1
Murray R. Garnick	850,000	876,000	3.1
Salvatore Mancuso [2]	489,700	520,000	6.2
Jody L. Begley [3]	420,000	525,000	25.0
Kevin C. Crosthwaite, Jr. [3]	420,000	525,000	25.0
Craig A. Johnson	962,000	983,000	2.2

[1]   Mr. Willard did not receive a 2019 salary increase because the Committee reviews Mr. Willard's salary approximately every two years.

[2]   In connection with his promotion from Band D to Band C, the Committee increased Mr. Mancuso's salary from $489,700 to $520,000, effective March 1, 2019.

[3]   In connection with their promotions from Band D to Band C, the Committee increased Messrs. Begley's and Crosthwaite's salaries from $420,000 to $525,000, respectively, effective March 1, 2019.

Annual Incentives

The Annual Incentive Award plan is a cash-based, pay-for-performance plan for salaried employees, including our NEOs. Participants have an annual award target based on salary band and expressed as a percentage of salary. Our benchmarking process establishes award targets, which the Committee reviews and approves annually for salary Band I and above employees. Annual incentive awards are paid only after both business and individual results are assessed against targeted levels of performance. No individual is guaranteed an award.

At the conclusion of each year, the Committee reviews Altria's financial and strategic performance. The Committee assigns a rating from 0% to 130% based on performance against these measures. The Committee has identified (1) adjusted diluted EPS growth and (2) adjusted discretionary cash flow as the financial measures for determining awards under the Annual Incentive Award plan because these measures align with our financial goals and the interests of our shareholders.

In determining Altria's financial performance for 2019, the Committee considered the following:

Financial Measures (millions, except per share data)



	Results and Rating (from 0% - 130%)	Weighting	Weighted Result
Adjusted Diluted EPS Growth (Rating Range)	Actual $4.22 — $4.15 / $4.27 (0% / 80% / 120% / 130%)	75%	75%
Adjusted Discretionary Cash Flow [1] (Rating Range)	Actual $7,693 — $6,662 / $8,142 (0% / 80% / 120% / 130%)	25%	27%
Rating for Financial Measures			**102%[2]**

[1]   Adjusted discretionary cash flow is a non-GAAP financial measure. See Exhibit B to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

[2]   Final weighted result is rounded to a whole number.

In addition to financial measures, the Committee evaluated Altria's performance against the 2019 strategic initiatives that were designed to promote our long-term success. Strategic initiatives in 2019 included:

- maximizing the long-term momentum and profitability of Altria's core tobacco businesses;
- advancing Altria's harm reduction aspiration through non-combustible product platforms;
- enhancing our system and capabilities for recruiting, developing and engaging diverse talent;
- delivering annualized cost savings through the cost reduction program announced in December 2018; and
- overseeing Altria's strategic investments made in late 2018 and early 2019.

After applying the 102% rating for financial measures and considering Altria's strong performance in its core tobacco businesses and cost reduction program, while also factoring in the negative impact of the JUUL investment including the impairment charges, the Committee adjusted the rating up by five percentage points and assigned an overall Annual Incentive Award business performance rating of 107%. The Committee used this rating, together with individual performance of the NEOs (see "2019 Performance of NEOs" beginning on page 29), in determining the 2019 awards below. The following formula was the basis for determining awards under the 2019 Annual Incentive Award plan:

Salary	X	Target (% of salary)	X	Business Performance Rating	X	Individual Performance Factor	=	Annual Incentive Award

2019 Annual Incentive Award Target Percentages, Award Ranges and Actual Awards

Name	Band	Salary ($)	Target (% of salary)	2019 Business Perf. Rating (0 - 130%)	Individual Performance Factor Range [1] (% of target)		Maximum Award for 2019 Performance ($)	Actual Award for 2019 Performance ($)
					Minimum	Maximum		
Howard A. Willard III [2]	A	1,250,000	150	107	0	175	3,510,938	—
William F. Gifford, Jr.	B	876,000	95	107	0	155	1,380,204	890,500
Murray R. Garnick	B	876,000	95	107	0	155	1,380,204	890,500
Salvatore Mancuso [3]	C	520,000	80	107	0	155	689,936	555,300
Jody L. Begley [3]	C	525,000	80	107	0	155	696,570	610,000
Kevin C. Crosthwaite, Jr. [4]	C	525,000	80	—	—	—	—	403,000
Craig A. Johnson [5]	B	983,000	95	—	—	—	—	151,000

[1] The individual performance ranges are stated as a percentage of target and are based on individual performance on a five-point scale.

[2] As discussed under "2019 Executive Compensation Program Decisions" above, the Committee did not grant Mr. Willard an award under the 2019 Annual Incentive Award plan.

[3] Messrs. Mancuso and Begley received awards that reflected their time in Band D and Band C on a prorated basis as a result of their promotions effective March 1, 2019.

[4] Mr. Crosthwaite received an award based on target business and individual performance for the full year. His award reflects his time in Band D and Band C on a prorated basis as a result of his promotion effective March 1, 2019.

[5] Mr. Johnson received an award prorated for service from January 1, 2019 to his retirement on March 1, 2019, based on target business and individual performance.

Long-Term Incentives

We award long-term incentives to executive officers through a combination of equity awards and performance-based long-term cash incentive awards. Executives received a mix of 60% RSUs and 40% PSUs. Together, PSUs and the LTIP deliver over 60% of our NEOs' target long-term incentives through performance-based elements, with the remainder comprised of time-based RSUs.

Target Long-Term Incentive Mix



Long-Term Incentives: Equity Awards

Equity awards focus executives on increasing long-term shareholder value, enhance executive retention and promote executive stock ownership. Award amounts recognize prior year performance and, for our NEOs other than our CEO, advancement potential. Vesting amounts reflect any stock appreciation and, for PSUs, performance against the financial measures during the vesting period. The awards generally vest three years after the date of the award, subject to earlier vesting on death, disability or retirement on or after age 65 or potentially in connection with a change in control. This vesting period is intended to retain and motivate executives, while promoting long-term performance. PSUs only pay out if specific company performance measures are met. The number of PSUs granted to an executive represents a target number of shares; the actual share payout can range from 0% to 130% of the target based on company performance against specified measures. For RSUs, recipients receive cash dividend equivalents during the vesting period, but for PSUs, dividends are accrued and paid out at the end of the performance period based on the final number of PSUs that vest, if any. The Committee annually reviews equity award targets against competitive data.

From time to time, the Committee grants special equity awards to select executives in key roles or with high advancement potential. These special equity awards generally have a longer vesting period of five years. No special equity awards were granted to our NEOs in 2019.

2019 Equity Award Highlights

- 60% RSUs / 40% PSUs
- Vesting period of three years (occasionally five years)
- RSUs: Cash dividend equivalent payments
- PSUs: Dividend equivalents accrue until end of performance period
- NEO awards based on:
  - Executive's individual performance in year prior to the grant;
  - Executive's advancement potential (other than CEO);
  - Company performance for PSUs;
  - Committee discretion; and
  - Competitive benchmarking
- Number of RSUs and PSUs awarded is based on fair market value of our stock on the grant date
- Strong stock holding requirements

The Committee grants equity awards to our CEO (salary band A) based on its assessment of his performance, Altria's performance and competitive data. For our NEOs other than our CEO, the Committee establishes an appropriate range of equity awards based on the NEO's salary band, advancement potential, individual performance and competitive data. The Committee then determines awards based on advancement potential and individual performance. The awards are generally granted on the date of Committee approval. No individual is guaranteed an award and all awards are capped under the 2015 Performance Incentive Plan ("2015 PIP").

The targets and actual equity awards for grants made to our NEOs in February 2019 were as follows:

Name	Band [1]	Equity Target ($)	Equity Award Range ($)	Actual Equity Award[2][3] ($)
Howard A. Willard III	A	5,400,000	—	6,000,091
William F. Gifford, Jr.	B	1,750,000	1,050,000-2,625,000	2,200,099
Murray R. Garnick	B	1,750,000	1,050,000-2,625,000	2,200,099
Salvatore Mancuso	D	520,000	312,000-780,000	676,039
Jody L. Begley	D	520,000	312,000-780,000	650,089
Kevin C. Crosthwaite, Jr.	D	520,000	312,000-780,000	728,042
Craig A. Johnson [4]	B	1,750,000	1,050,000-2,625,000	—

[1] Band at time of grant.

[2] The amount shown is the aggregate grant date fair value of stock awards determined pursuant to Financial Accounting Standards Board ("FASB") Codification Topic 718. The number of RSUs and PSUs awarded in 2019, together with the grant date values and vesting terms of the RSUs and the PSUs awarded, is disclosed in the Grants of Plan-Based Awards during 2019 table on page 51.

[3] Equity awards are split 60% RSUs and 40% PSUs.

[4] In light of Mr. Johnson's retirement, he did not receive an equity award.

Financial Performance Measures for 2019 PSUs

At the time the PSUs were granted in February 2019 with a 2019-2021 performance cycle, the Committee designated (1) adjusted diluted EPS growth and (2) relative TSR versus the S&P 500 Food, Beverage & Tobacco Index (defined as the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2019 and remain in the Index as of December 31, 2021) as the performance measures because these measures link to the long-term financial goals of our three-year plan:

- growing adjusted diluted EPS over the long term; and
- maintaining a dividend payout ratio target of approximately 80% of our adjusted diluted EPS.

These measures are intended to focus executives on achieving results that contribute to creating long-term shareholder value. The score for each financial measure determines the number of shares payable under the PSUs and may not exceed 130% of target. The Committee believes that the combination of these measures provides solid alignment between Altria's business strategies and our shareholders' interests.

2017 PSU Performance

The PSUs granted in January 2017 with a 2017–2019 performance cycle ("2017 PSUs") were likewise measured against adjusted diluted EPS growth and relative TSR versus the S&P 500 Food, Beverage & Tobacco Index. The tables below reflect the performance related to the 2017 PSUs against each measure followed by the final determination of the number of shares of Altria common stock delivered to each NEO at the end of the three-year performance period.

Performance related to the 2017 PSUs was as follows:

Financial Metrics (each 50%)	Metric Rating %						Result	Rating	Weighting	Weighted Result
	0	70	80	100	120	130 [1]				
2017–2019 Adjusted Diluted EPS Growth	≤3%		7%	7.9-8.3%	9%	≥9.5%	11.7%	130	50%	65%
Relative TSR (vs. the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2017 and remained in the Index as of December 31, 2019) [2]	<25th percentile	25th percentile		50th percentile		≥75th percentile	11th percentile	0	50%	0%
Final 2017 PSU Rating										**65%**

[1]   Rating for each metric cannot exceed 130%.

[2]   Altria's three-year TSR was -13.9%.

The 2017 PSUs granted and number of shares of Altria common stock delivered to our NEOs in February 2020 were as follows:

Name	2017 PSUs Granted (#)	2017 PSU Performance Rating (%)	Altria Shares Delivered (#)
Howard A. Willard III	12,786	65	8,311
William F. Gifford, Jr.	12,786	65	8,311
Murray R. Garnick	7,033	65	4,571
Salvatore Mancuso	3,694	65	2,401
Jody L. Begley	2,274	65	1,478
Kevin C. Crosthwaite, Jr. [1]	1,173	—	—
Craig A. Johnson [2]	9,945	—	9,517

[1] Under the terms of the award agreement, Mr. Crosthwaite forfeited his 2017 PSU grant upon his resignation effective September 24, 2019.

[2] After Mr. Johnson turned age 65, 428 shares of Altria common stock associated with the PSUs were accelerated on November 15, 2017 to satisfy tax withholding for FICA taxes. Under the terms of the award agreement, Mr. Johnson received 9,517 shares at target due to his retirement on March 1, 2019.

Long-Term Incentives: 2017 – 2019 LTIP Awards

The 2017 – 2019 LTIP is a long-term performance plan that used a three-year, end-to-end performance cycle (January 1, 2017 to December 31, 2019), an approach consistent with our long-term strategic planning process in 2017. At the beginning of the cycle, the Committee approved long-term financial and strategic performance goals, to be measured after completion of the cycle. Each executive had an award target based on their salary band, expressed as a percentage of each year-end salary over the three-year cycle. Awards were paid in cash after the end of the three-year performance cycle based on the Committee's assessment of actual performance against the financial and strategic performance goals during the entire award cycle. The Committee retained the discretion to adjust awards upward or downward, and no individual was guaranteed an award.

The Committee considered our executives' earnings opportunity under the LTIP when setting compensation each year; however, those opportunities remained at risk until the Committee's final assessment after the end of the three-year performance cycle.

2017 – 2019 LTIP Highlights

- Three-year, end-to-end performance cycle
- Awards based on our performance against long-term financial and strategic goals and individual performance

The 2017 – 2019 LTIP performance cycle concluded on December 31, 2019 and rewarded achievement of financial and strategic performance measures (each weighted 50%) intended to create value for shareholders. The Committee assigned ratings from 0% to 130% based on performance against these measures.

Our performance against the financial measures was as follows:

Financial Metrics (50%)	Metric Rating %						Result	Rating	Weighting	Weighted Result
	0	70	80	100	120	130[1]				
2017-2019 Adjusted Diluted EPS Growth	≤3%		7%	7.9-8.3%	9%	≥9.5%	11.7%	130	50%	65%
Relative TSR (vs. the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2017 and remained in the Index as of December 31, 2019)[2]	<25th percentile	25th percentile		50th percentile		≥75th percentile	11th percentile	0	50%	0%
2017 – 2019 LTIP Financial Measures Rating										**65%**

[1] Rating for each metric cannot exceed 130%.

[2] Altria's three-year TSR was -13.9%.

The Committee also assessed performance against the following strategic measures:

Strategic Measures (50%)	Performance Against Strategic Measures
Improve our operating companies' key brand positions among adult tobacco consumers, including consumers 21-29.	Maintained or enhanced key brand metrics, including profitability, equity and share performance, and increased *Marlboro* and *Copenhagen* share of adult tobacco consumers 21-29.
Manage the core tobacco businesses to meet evolving compliance requirements and pursue product authorization decisions by the FDA.	Protected over 90% of the core tobacco businesses by managing the FDA's substantial equivalence process to keep products in market or obtain new product authorizations.
Establish Altria as a leader in reduced risk products authorized by U.S. regulators.	Built leading portfolio of non-combustible products, including a leading moist smokeless tobacco business, *IQOS* in heated tobacco and an 80% ownership interest in *on!* oral nicotine pouches; offset by the negative impact of the JUUL investment, including the impairment charges.
Successfully navigate the external legislative and regulatory environment to support our business strategies.	Led the effort to urge Congress to enact corporate tax reform. Strongly advocated to raise the legal age to purchase all tobacco products to age 21. Defeated numerous tobacco state excise tax proposals.
Enhance our talent system, including diversity and inclusion, to improve our leadership capability.	Increased accountability for leaders to develop people and culture. Created new and innovative methods to source talent. Increased representation of women in Vice President and above positions to 28%, with less progress on people of color, to 15%.
2017 – 2019 LTIP Strategic Measures Rating	**105%**
2017 – 2019 LTIP Overall Business Performance Rating	**85%**

The following formula was the basis for determining the 2017 – 2019 LTIP awards:

Year-end Salaries for Each Plan Year X **Award Target** X **Business Performance Rating** X **Individual Performance Factor** = **Three-Year LTIP Award**

The 2017 – 2019 LTIP award target percentages and business and individual performance ratings for our NEOs were:

Name	Band	Individual Award Target [1] (%)	LTIP Business Performance Rating (0 - 130%)	Individual Performance Assessment (0 – 120%)	2017 – 2019 Actual Award [2] ($)
Howard A. Willard III	A	250	85	59 [3]	3,478,600
William F. Gifford, Jr.	B	140	85	100	2,851,200
Murray R. Garnick	B	140	85	100	2,887,900
Salvatore Mancuso	C	105	85	100	1,008,500
Jody L. Begley	C	105	85	100	821,400
Kevin C. Crosthwaite, Jr. [4]	C	105	85	100	881,500
Craig A. Johnson [5]	B	140	85	100	2,445,300

[1]   Individual award target percentages are applied to each year-end base salary over the three-year performance cycle.

[2]   Awards are prorated for time spent in each Band during the three-year performance cycle.

[3]   The individual performance assessment for Mr. Willard reflects individual performance at 100% for the portion of his LTIP award covering 2017 and 50% for the portion of the LTIP award covering 2018 and 2019.

[4]   Mr. Crosthwaite received an award based on the 85% business performance rating and target individual performance for the full performance cycle. His award also reflects his time in Band D and Band C on a prorated basis as a result of his promotion effective March 1, 2019.

[5]   Mr. Johnson received an award prorated for service from January 1, 2019 to his retirement on March 1, 2019, based on the 85% business performance rating and target individual performance.

The Committee periodically considers alternative LTIP design approaches, such as overlapping three-year cycles (with a new three-year cycle beginning each year), resulting in annual payouts for the prior three-year period versus end-to-end cycles with payouts only every three years. With an increasingly difficult and unpredictable business environment, the Committee requested management to propose alternative LTIP design approaches during 2019. Early in 2020, the Committee approved a new LTIP design resulting in overlapping three-year plans starting in 2020 and continuing with a new three-year plan commencing each year.

Perquisites

The Committee believes that a competitive executive compensation package includes reasonable perquisites that supplement our retention efforts. The perquisites we provided to our NEOs in 2019 are set forth in the All Other Compensation table on page 50. In addition to these perquisites, our NEOs received the same benefits that were available to our salaried employees generally. Mr. Willard is required to use our aircraft for all air travel for purposes of security. The Committee approved a 2019 allowance of $200,000 for Mr. Willard's personal aircraft usage. The allowance and Mr. Willard's obligation to pay for personal use of the aircraft above the allowance are reflected in a time-sharing agreement with Altria. The Committee considers the potential value of personal aircraft usage in determining the other components of Mr. Willard's total compensation.

The company vehicle perquisite has historically consisted of a car lease and vehicle-related expenses paid by Altria. As of January 1, 2020, all program participants, including our NEOs, transitioned from the company vehicle program to an annual vehicle allowance in the amount of $10,000 per year through 2023. Under this allowance program, there are no company-paid leases, and participants no longer receive company-paid vehicle-related expenses. Upon Mr. Willard's election to Chairman and CEO, he ceased accepting the company-paid car lease and vehicle-related expenses and has declined the vehicle allowance going forward. Effective February 1, 2020, executive physicals are no longer available as a perquisite.

Post-Termination Benefits and Change in Control Payments

We provide post-termination benefits to our NEOs, including retirement benefits and termination payments if applicable, as well as payments in connection with a change in control.

- *Retirement Benefits.* Our NEOs participate in certain qualified and non-qualified retirement plans, which we believe promote executive retention and provide the opportunity for financial security in retirement. These retirement benefits are discussed in more detail in the narrative following the Pension Benefits table on page 54 and the Non-Qualified Deferred Compensation table on page 56.

- *Change in Control Payments.* Our 2015 PIP, as well as our proposed 2020 Performance Incentive Plan, includes a double-trigger provision for vesting or payment of annual incentive awards, equity awards and long-term incentive cash awards, provided that the successor entity continues or assumes the plans and awards or replaces them with substantially similar awards. In contrast, our 2010 Performance Incentive Plan ("2010 PIP"), under which a small number of 2015 stock awards remained unvested at the end of 2019 (all have since vested), provided for the vesting and payment of certain elements of compensation immediately upon a change in control. The details of these provisions are discussed under "Payments upon Change in Control or Termination of Employment" beginning on page 57.

- *Termination Payments.* The Severance Pay Plan for Salaried Employees ("Severance Plan"), which is generally applicable to all salaried employees, provides an opportunity for financial protection against the unexpected event of an involuntary termination of employment. This plan is discussed further under "Payments upon Change in Control or Termination of Employment" beginning on page 57.

Executive Transitions

Kevin C. Crosthwaite, Jr.

Mr. Crosthwaite resigned as Senior Vice President, Chief Strategy and Growth Officer effective September 24, 2019 to become the Chief Executive Officer of JUUL. In connection with his resignation, the Committee approved the Annual Incentive Award plan and 2017 – 2019 LTIP payments described above. In addition, in light of Mr. Crosthwaite's 22 years of distinguished service, the Committee agreed to pay Mr. Crosthwaite (i) an approximate $2.7 million cash payment in lieu of the outstanding equity awards (49,281 RSUs and 10,742 PSUs) that he forfeited immediately following separation from employment and (ii) a $2.5 million special recognition cash bonus. Mr. Crosthwaite was also entitled to payments and benefits generally available to departing employees under the terms of our benefit plans.

Craig A. Johnson

Mr. Johnson retired as President and Chief Executive Officer, Altria Group Distribution Company effective March 1, 2019. In connection with his retirement, the Committee approved the prorated Annual Incentive Award plan and 2017 – 2019 LTIP payments described above. In addition, upon his retirement, Mr. Johnson entered into a consulting agreement with Altria for the period of March 1, 2019 through December 31, 2019 and was compensated $500,000 for his services to us under the agreement. Mr. Johnson was also entitled to payments and benefits generally available to departing employees under the terms of our benefit plans.

Decision Making Process

Role of the Compensation and Talent Development Committee

The Committee determines and approves CEO compensation and reviews and approves the compensation of the other executive officers.

The Committee:

- Reviews and approves our overall executive compensation philosophy and design.
- Reviews and approves corporate and individual goals and objectives relevant to the compensation of our CEO, evaluates the performance of our CEO in light of these goals and objectives and determines and approves the compensation of our CEO based on this evaluation.
- Reviews and approves the compensation of all executive officers.

- Makes recommendations to our Board with respect to incentive compensation plans and equity-based plans, administers and makes awards under such plans and reviews the cumulative effect of its actions.
- Monitors compliance by executives with our stock holding requirement and stock ownership guidelines.
- Monitors risks related to the design of our compensation program.
- Determines ratings for Altria's performance for the annual and long-term incentive award formulas.
- Reviews survey data provided by our independent compensation consultant relating to our CSG.
- Reviews initiatives and programs related to corporate culture and enterprise-wide talent development.

Committee Compensation Decisions

Early each year, our CEO presents to the Committee compensation recommendations for our executive officers other than himself. The Committee reviews and discusses these recommendations with our CEO and, exercising its discretion, makes the final decision with respect to the compensation of these individuals.

Committee Establishment of CEO Performance Goals and CEO Performance Evaluation

At the beginning of each year, our CEO proposes annual performance goals to the Committee for its consideration. The Committee establishes final goals and reviews them with our Board. Following the end of the year, the Committee discusses with the CEO his performance against the goals established the prior year and then, in its sole discretion, determines the CEO's compensation. Other than discussing his prior year performance with the Committee, our CEO has no role in setting his own compensation.

Role of Consultants

As part of our annual compensation process, management engages Aon plc ("Aon"). The Committee considers data provided from Aon in its deliberations.

Aon:

- Conducts a survey of CSG companies. The survey collects compensation data and competitive practices.
- Based on parameters developed by management, provides competitive compensation information focused on chief executive officer pay primarily from public filings, including annual proxy filings, by companies within our CSG.
- Provides background information on companies as reference for evaluating our CSG.
- Reviews our risk assessment process with respect to our executive compensation program.

Aon provides neither advice nor recommendations on the form or amount of our executive or director compensation, nor does Aon attend any Board or Committee meetings.

Benchmarking

Compensation Strategy

We design our executive compensation program to deliver total compensation (salary, annual and long-term cash awards, equity awards and benefits) at levels between the 50th and the 75th percentiles of compensation paid to executives in the CSG. We believe that this approach has contributed to our industry leadership position and is important to attract and retain world-class leaders, particularly given the unique challenges of our industry. Actual total compensation can exceed the 75th percentile or be below the 50th percentile depending on business and individual performance.

Compensation Survey Group

We annually compare our executive compensation program with the programs of the companies in the CSG. The purpose of this annual review is to assure that our executive compensation program supports our ability to attract and retain executive talent. When determining the companies to include in the CSG, the Committee identifies companies that have all or most of the following characteristics:

- revenues generally between $5 and $75 billion;
- market capitalization of at least $10 billion;
- primarily focused on consumer products;
- limited business segments;
- businesses generally focused within the United States; and
- compete with us for executive talent.

Based on these criteria, the Committee included the following companies in the 2019 CSG and used this list for compensation-related decisions for 2019. The list is sorted by market capitalization as of December 31, 2019.

Compensation Survey Group Companies	Market Capitalization [1] ($B)
The Coca-Cola Company	237
Merck & Co., Inc.	232
PepsiCo, Inc.	191
Bristol-Myers Squibb Company	151
McDonald's Corporation	149
Philip Morris International Inc.	132
Eli Lilly and Company	126
3M Company	102
Altria	**93**
Mondelēz International, Inc.	79
Median [2]	**59**
Colgate-Palmolive Company	59
Kimberly-Clark Corporation	47
Keurig Dr Pepper Inc.	41
The Kraft Heinz Company	39
General Mills, Inc.	32
The Hershey Company	31
Kellogg Company	24
Conagra Brands, Inc.	17
Campbell Soup Company	15
Molson Coors Brewing Company	12

[1] Market capitalization is calculated using shares outstanding as of the most recent public disclosure as of January 2, 2020 per Bloomberg multiplied by the closing stock price as of December 31, 2019.

[2] Median market capitalization excludes Altria.

Risk Assessment

A cross-functional team of executives in the Human Resources & Compliance, Law, Corporate Audit and Finance departments periodically reviews our compensation program (executive and non-executive) to identify features that could encourage excessive risk-taking by program participants and to assess the potential of such risks to have a material adverse effect on Altria. In 2019, management requested that its external compensation consultant, Aon, review this risk assessment process to confirm consistency with prevailing best practices. Aon's review focused on features generally recognized as potentially encouraging excessive risk-taking, features of our programs that mitigate risk and management's assessment of those features.

After reviewing management's assessment in 2019, the Committee believes that neither the compensation program's design nor the individual elements of executive compensation encourage employees, including our NEOs, to take unnecessary or excessive risks. The executive compensation program also incorporates risk-mitigating features such as those shown in the chart on the right, which the Committee considered as part of its assessment. We believe that any risks arising from our compensation policies and practices are not likely to have a material adverse effect on Altria.

Risk-Mitigating Features

- Appropriate compensation mix of fixed versus at-risk variable pay, annual versus long-term pay, cash versus equity and performance-based versus non-performance-based pay
- Multiple objective performance factors used for annual and long-term incentive awards, coupled with the Committee's discretion to approve awards at lower than target
- Caps on annual and long-term incentive plan formulas
- Peer company benchmarking
- Significant stock ownership, holding requirements and anti-hedging/anti-pledging policies
- A "clawback" policy providing for the adjustment or recovery of executive compensation upon the restatement of our financial statements
- Individual performance assessments that align our interests with the interests of shareholders

Other Considerations

Stock Ownership and Holding Requirements and Prohibition on Hedging and Pledging

The Committee has established stock ownership requirements under which executives are expected to hold our common stock until their termination of employment in an amount equal to a multiple of salary, as determined by their salary band. If the stock price declines, an executive may satisfy the requirement by holding a fixed number of shares based on the stock price at the beginning of the executive's acquisition period. The Committee set the requirements as 12 times base salary for salary band A (CEO), six times base salary for salary band B and five times for salary band C employees. In addition, we have a stock holding requirement that prohibits executive officers from selling shares received as compensation until they meet their stock ownership requirement.

Stock ownership includes shares held as RSUs and PSUs (at target). We expect executives to meet their ownership requirement within five years of becoming subject to the requirement (or three years from a subsequent promotion date that results in an increased ownership requirement). As of December 31, 2019, all our NEOs exceeded their stock ownership requirements.

We have policies prohibiting our NEOs from engaging in hedging and pledging activities with respect to our shares. A description of Altria's policies regarding hedging and pledging can be found under "Prohibition on Hedging and Pledging" on page 80.

"Clawback" Policy Regarding the Adjustment or Recovery of Compensation

We have a "clawback" policy providing for the adjustment or recovery of compensation in certain circumstances. If our Board or an appropriate committee of our Board determines that, as a result of a restatement of our financial statements, an executive received more compensation than would have been paid absent the incorrect financial statements, our Board or the Committee, in its discretion, will take such action as it deems necessary or appropriate to address the events that gave rise to the restatement and to prevent its recurrence. Such action may include, to the extent permitted by applicable law, in appropriate cases, requiring partial or full reimbursement of any bonus or other incentive compensation paid to the executive, causing the partial or full cancellation of RSUs or PSUs, adjusting the future compensation of such executive and dismissing or taking legal action against the executive, in each case as our Board or the Committee determines to be in the best interests of Altria and our shareholders. Our RSU and PSU award agreements also include "clawback" provisions.

Tax and Accounting Considerations

In addition to our executive compensation objectives and design principles, we consider tax and accounting treatment when designing and administering our compensation programs. One consideration is Internal Revenue Code Section 162(m), which limits our ability to deduct compensation paid to each covered officer for tax purposes to $1.0 million annually, subject to an exception for certain compensation granted or accrued before 2018. Covered officers include the principal executive officer, principal financial officer and next three highest-paid officers.

Although the Committee considers tax deductibility and other tax and accounting treatment in making its compensation program decisions, the Committee's primary consideration is whether the compensation program promotes our Vision and aligns the interests of executives with those of our shareholders.

Compensation and Talent Development Committee Interlocks and Insider Participation

During 2019, no Altria executive officer served on the board of directors or compensation committee of any company that employs a member of our Board or the Committee. No member of the Committee at any time during 2019 or at any other time had any relationship with us that would be required to be disclosed as a Related Person Transaction.

Compensation Tables and Other Matters

Summary Compensation Table

The following table provides the compensation information of our NEOs for 2019, 2018 and 2017.

| | | | | Non-Equity Incentive Plans | | | | |
| | | | | Annual Incentive Plan ($) | Long-Term Incentive Plan [2] ($) | Change in Pension Value [3] ($) | All Other Compensation [4] ($) | |
Name and Principal Position	Year	Salary ($)	Stock Awards Grant Value [1] ($)					Total ($)
Howard A. Willard III,	2019	1,250,000	6,000,091	—	3,478,600	4,316,446	372,479	15,417,616
Chairman of the Board	2018	1,113,201	6,750,070	2,250,000	—	1,192,673	267,755	11,573,699
and CEO, Altria Group, Inc.	2017	868,333	2,250,078	1,165,000	—	1,746,506	99,599	6,129,516
William F. Gifford, Jr.,	2019	871,667	2,200,099	890,500	2,851,200	2,456,241	104,052	9,373,759
Vice Chairman and Chief	2018	820,000	5,750,042	928,600	—	381	102,662	7,601,685
Financial Officer, Altria Group, Inc.	2017	666,167	2,250,078	910,000	—	1,379,892	87,482	5,293,619
Murray R. Garnick,	2019	871,667	2,200,099	890,500	2,887,900	—	149,855	7,000,021
Executive Vice President	2018	845,833	3,500,115	928,600	—	—	150,929	5,425,477
and General Counsel, Altria Group, Inc.	2017	774,133	1,237,603	910,000	—	—	259,228	3,180,964
Salvatore Mancuso, Senior Vice President, Finance and Procurement, Altria Group, Inc.	2019	514,950	676,039	555,300	1,008,500	1,538,272	74,421	4,367,482
Jody L. Begley, Senior Vice President, Tobacco Products, Altria Group, Inc.	2019	507,500	650,089	610,000	821,400	1,034,722	79,036	3,702,747
Kevin C. Crosthwaite, Jr.,	2019	408,680	728,042	403,000	881,500	102,312	5,171,833	7,695,367
Former Senior Vice President, Chief Strategy and Growth Officer, Altria Group, Inc.	2018	405,750	2,150,136	350,000	—	48,723	67,038	3,021,647
Craig A. Johnson,	2019	273,756	—	151,000	2,445,300	1,161,220	532,771	4,564,047
Former President and	2018	957,333	1,750,035	1,051,000	—	327,597	126,978	4,212,943
Chief Executive Officer, Altria Group Distribution Company	2017	929,500	1,750,037	1,142,000	—	1,128,270	119,483	5,069,290

[1] The amount shown is the aggregate grant date fair value of stock awards determined pursuant to FASB Codification Topic 718. The number of RSUs and PSUs awarded in February 2019, together with their grant date values and vesting terms, is disclosed in the Grants of Plan-Based Awards during 2019 table on page 51. The assumptions we used in calculating the grant date fair values of the RSUs and the PSUs awarded in 2019 are described in Note 12 "Stock Plans" to our consolidated financial statements in the 2019 Form 10-K. The table below provides the grant date fair value of the PSUs awarded in 2019 for each of our NEOs assuming the maximum performance level is achieved.

Howard A. Willard III ($)	William F. Gifford, Jr. ($)	Murray R. Garnick ($)	Salvatore Mancuso ($)	Jody L. Begley ($)	Kevin C. Crosthwaite, Jr. [a] ($)
3,120,055	1,144,034	1,144,034	351,519	338,020	378,567

[a] Under the terms of the award agreement, Mr. Crosthwaite forfeited the 2019 equity award reflected above upon his resignation effective September 24, 2019.

(2) The 2017 — 2019 LTIP used a three-year, end-to-end performance cycle. We paid executives in a lump sum cash award after the end of the three-year performance cycle, based on an assessment of overall business and individual performance during the entire award cycle. This end-to-end performance cycle significantly increased the NEOs' 2019 total compensation in the Summary Compensation Table compared to 2018 and 2017, when no LTIP payments were made.

The table below reflects the impact on the Summary Compensation Table if the lump sum value was allocated over the 2017 — 2019 performance period.

| | | | | Non-Equity Incentive Plans | | | | |
Name	Year	Salary ($)	Stock Awards Grant Value [1] ($)	Annual Incentive Plan ($)	Long-Term Incentive Plan [2] ($)	Change in Pension Value [3] ($)	All Other Compensation [4] ($)	Total ($)
Howard A. Willard III	2019	1,250,000	6,000,091	—	1,328,100	4,316,446	372,479	13,267,116
	2018	1,113,201	6,750,070	2,250,000	1,110,400	1,192,673	267,755	12,684,099
	2017	868,333	2,250,078	1,165,000	1,040,100	1,746,506	99,599	7,169,616
William F. Gifford, Jr.	2019	871,667	2,200,099	890,500	1,042,400	2,456,241	104,052	7,564,959
	2018	820,000	5,750,042	928,600	1,011,500	381	102,662	8,613,185
	2017	666,167	2,250,078	910,000	797,300	1,379,892	87,482	6,090,919
Murray R. Garnick	2019	871,667	2,200,099	890,500	1,042,400	—	149,855	5,154,521
	2018	845,833	3,500,115	928,600	1,011,500	—	150,929	6,436,977
	2017	774,133	1,237,603	910,000	834,000	—	259,228	4,014,964
Salvatore Mancuso	2019	514,950	676,039	555,300	439,100	1,538,272	74,421	3,798,082
Jody L. Begley	2019	507,500	650,089	610,000	443,300	1,034,722	79,036	3,324,647
Kevin C. Crosthwaite, Jr.	2019	408,680	728,042	403,000	443,300	102,312	5,171,833	7,257,167
	2018	405,750	2,150,136	350,000	249,900	48,723	67,038	3,271,547
Craig A. Johnson	2019	273,756	—	151,000	189,000	1,161,220	532,771	2,307,747
	2018	957,333	1,750,035	1,051,000	1,144,800	327,597	126,978	5,357,743
	2017	929,500	1,750,037	1,142,000	1,111,500	1,128,270	119,483	6,180,790

(3) The amounts show the change in the present value of each NEO's pension benefits for each year from December 31 of the prior year to December 31 of the applicable year (or date of termination for Messrs. Crosthwaite and Johnson). The change in 2019 was due to a variety of factors, including growth in benefit due to additional pay and service, passage of time and a change in the discount rate and mortality assumptions. Mr. Garnick was hired after January 1, 2008 and, therefore, is not covered under our pension plans.

(4) Details of other compensation for each of our NEOs appear in the All Other Compensation table shown below.

All Other Compensation

Name	Year	Allocation to Defined Contribution Plans [a] ($)	Personal Use of Company Aircraft [b] ($)	Car Expenses [c] ($)	Executive Physicals ($)	Other [d] ($)	Total ($)
Howard A. Willard III	2019	125,000	200,000	—	3,600	43,879	372,479
	2018	111,320	150,000	3,055	3,300	80	267,755
	2017	86,833	—	12,766	—	—	99,599
William F. Gifford, Jr.	2019	87,167	—	13,285	3,600	—	104,052
	2018	82,000	—	17,062	3,600	—	102,662
	2017	66,617	—	17,565	3,300	—	87,482
Murray R. Garnick	2019	130,750	—	15,505	3,600	—	149,855
	2018	130,667	—	20,262	—	—	150,929
	2017	124,220	—	19,742	3,300	111,966	259,228
Salvatore Mancuso	2019	51,495	—	19,326	3,600	—	74,421
Jody L. Begley	2019	50,750	—	24,686	3,600	—	79,036
Kevin C. Crosthwaite, Jr.	2019	—	—	17,016	—	5,154,817	5,171,833
	2018	40,575	—	23,163	3,300	—	67,038
Craig A. Johnson	2019	27,376	—	1,795	3,600	500,000	532,771
	2018	95,733	—	27,945	3,300	—	126,978
	2017	92,950	—	23,233	3,300	—	119,483

[a] Amounts represent allocations to tax-qualified and non-qualified supplemental defined contribution plans.

[b] Personal use of our aircraft reflects incremental costs, including trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hourly maintenance contracts, hangar or aircraft parking, fuel (based on the average monthly cost of fuel per hour flown) and other smaller variable costs. For purposes of calculating incremental costs, we include the incremental costs of any deadhead flights, or portions thereof, made in connection with personal travel. Fixed costs incurred in any event to operate our aircraft (*e.g.*, aircraft purchase costs, depreciation, maintenance not related to personal trips and flight crew salaries) are not included. Mr. Willard pays his own taxes on imputed taxable income resulting from personal use of our aircraft.

[c] Car expenses include the annual cost of providing a vehicle allowance and/or a leased vehicle and operating expenses, including insurance, maintenance and repairs. Mr. Gifford was the only NEO who received a vehicle allowance in 2019. Executives pay their own taxes on imputed taxable income resulting from personal use of leased vehicles.

[d] For Mr. Willard, this amount reflects security expenses. For Mr. Crosthwaite, this amount reflects cash payments of $2,654,817 in lieu of forfeited equity awards, based on the average of the closing prices of Altria common stock for the 20 trading days preceding and including September 18, 2019, and $2,500,000 for a special recognition bonus, in each case, made in connection with his resignation from Altria. For Mr. Johnson, this amount reflects aggregate payments in connection with the consulting agreement under which Mr. Johnson provided consulting services to Altria following his retirement (effective March 1, 2019) until December 31, 2019.

Grants of Plan-Based Awards during 2019

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units [3] (#)	Grant Date Fair Value of Stock Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Howard A. Willard III	2019	—	1,875,000	10,000,000					
	2/26/2019				—	46,940	61,022		2,400,042 [4]
	2/26/2019							69,132	3,600,049 [5]
William F. Gifford, Jr.	2019	—	832,200	10,000,000					
	2/26/2019				—	17,212	22,375		880,050 [4]
	2/26/2019							25,349	1,320,049 [5]
Murray R. Garnick	2019	—	832,200	10,000,000					
	2/26/2019				—	17,212	22,375		880,050 [4]
	2/26/2019							25,349	1,320,049 [5]
Salvatore Mancuso	2019	—	416,000	10,000,000					
	2/26/2019				—	5,289	6,875		270,427 [4]
	2/26/2019							7,789	405,612 [5]
Jody L. Begley	2019	—	420,000	10,000,000					
	2/26/2019				—	5,086	6,611		260,047 [4]
	2/26/2019							7,490	390,042 [5]
Kevin C. Crosthwaite, Jr. [6]	2019	—	420,000	10,000,000					
	2/26/2019				—	5,696	7,404		291,236 [4]
	2/26/2019							8,388	436,805 [5]
Craig A. Johnson [7]	2019	—	933,900	10,000,000					

[1] Reflects the target and maximum awards under the 2019 Annual Incentive Award plan. Actual awards paid under the 2019 Annual Incentive Award plan are shown in the "Annual Incentive Plan" column of the Summary Compensation Table. The maximum represents the maximum permitted under the 2015 PIP.

[2] Reflects target and maximum PSUs granted to our NEOs on February 26, 2019. The actual number of units that vest will range between 0% and 130% of target, depending on actual performance during the performance period. Holders of PSUs will accrue dividend equivalents during the performance period, which will be paid at the end of the performance period on PSUs that vest. These grants will vest on February 28, 2022.

[3] Reflects RSUs granted to our NEOs on February 26, 2019. Holders of RSUs receive cash dividend equivalents paid quarterly during the vesting period. These grants will vest on February 28, 2022.

[4] Reflects the grant date fair value of the target PSUs using a grant date fair value of $51.13. The grant date fair value was determined by adding 50% of the RSU grant date fair value to 50% of the TSR fair value. The TSR fair values were calculated by multiplying the RSU grant date fair value by a Monte Carlo simulation fair value factor of 96.38%.

[5] Reflects the grant date fair value of the RSUs using a grant date fair value of $52.075. The RSU fair values were calculated as the average of the high and low trading prices of Altria common stock on the grant date.

[6] Under the terms of the award agreement, Mr. Crosthwaite forfeited his 2019 equity awards upon his resignation effective September 24, 2019.

[7] In light of Mr. Johnson's retirement, he did not receive an equity award in 2019.

Outstanding Equity Awards as of December 31, 2019

| | | | Stock Awards | | | |
| | | | RSUs | | PSUs | |
Name [1]	Grant Date	Vesting Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested [3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested [2] ($)
Howard A. Willard III	2/26/2019	2/28/2022	69,132	3,450,378	46,940	2,342,775
	5/17/2018	6/1/2023	48,825	2,436,856	37,106	1,851,960
	1/30/2018	2/11/2021	19,351	965,808	13,405	669,044
	1/30/2017	2/11/2020	18,987	947,641	12,786	638,149
	1/28/2015	2/11/2020	27,500	1,372,525		
William F. Gifford, Jr.	2/26/2019	2/28/2022	25,349	1,265,169	17,212	859,051
	1/31/2018	2/9/2023	49,847	2,487,864		
	1/30/2018	2/11/2021	19,351	965,808	13,405	669,044
	1/30/2017	2/11/2020	18,987	947,641	12,786	638,149
	1/28/2015	2/11/2020	27,500	1,372,525		
Murray R. Garnick	2/26/2019	2/28/2022	25,349	1,265,169	17,212	859,051
	10/23/2018	10/30/2023	24,391	1,217,355		
	1/30/2018	2/11/2021	17,201	858,502	11,916	594,728
	1/30/2017	2/11/2020	10,443	521,210	7,033	351,017
	1/28/2015	2/11/2020	18,340	915,349		
Salvatore Mancuso	2/26/2019	2/28/2022	7,789	388,749	5,289	263,974
	1/30/2018	2/11/2021	5,814	290,177	4,028	201,037
	1/30/2017	2/11/2020	5,485	273,756	3,694	184,368
Jody L. Begley	2/26/2019	2/28/2022	7,490	373,826	5,086	253,842
	10/23/2018	10/30/2023	24,391	1,217,355		
	1/30/2018	2/11/2021	3,217	160,560	2,229	111,249
	1/30/2017	2/11/2020	3,376	168,496	2,274	113,495
	1/28/2015	2/11/2020	9,170	457,675		

[1] Mr. Crosthwaite resigned and Mr. Johnson retired during 2019. Neither had any outstanding equity awards as of December 31, 2019.

[2] Market values are based on $49.91, the closing price of Altria common stock on December 31, 2019, assuming target performance for PSUs.

[3] Amount assumes target performance goals are achieved. The actual number of units that vest will range between 0% and 130% of target, depending on actual performance during the performance cycle.

Stock Option Exercises and Stock Vested during 2019

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Howard A. Willard III	—	—	28,802	1,406,546
William F. Gifford, Jr.	—	—	28,802	1,406,546
Murray R. Garnick	—	—	19,492	951,892
Salvatore Mancuso	—	—	11,978	584,946
Jody L. Begley	—	—	5,930	289,592
Kevin C. Crosthwaite, Jr.	—	—	2,745	134,052
Craig A. Johnson	—	—	68,753	3,136,866

Pension Benefits

The Pension Benefits table and the Non-Qualified Deferred Compensation table below generally reflect amounts accumulated as a result of service over the NEO's full career with Altria and our affiliates. The increments related to 2019 are reflected in the "Change in Pension Value" column of the Summary Compensation Table or, in the case of defined contribution plans, the "Allocation to Defined Contribution Plans" column of the All Other Compensation table. Mr. Garnick was hired after January 1, 2008 and, therefore, is not covered under our pension plans.

Name	Plan Name	Number of Years of Credited Service [1] (#)	Present Value of Accumulated Benefits [2] ($)	Payments During Last Fiscal Year [3] ($)
Howard A. Willard III	Altria Retirement Plan	27.17	1,793,293	—
	Benefit Equalization Plan - Pre-2005	12.17	679,455	—
	Benefit Equalization Plan - Post-2004	27.17	12,269,230	—
William F. Gifford, Jr.	Altria Retirement Plan	25.25	1,323,100	—
	Benefit Equalization Plan - Pre-2005	—	—	—
	Benefit Equalization Plan - Post-2004	25.25	6,247,937	—
Salvatore Mancuso	Altria Retirement Plan	29.25	1,811,118	—
	Benefit Equalization Plan - Pre-2005	—	—	—
	Benefit Equalization Plan - Post-2004	29.25	4,123,488	—
Jody L. Begley	Altria Retirement Plan	24.50	1,253,359	—
	Benefit Equalization Plan - Pre-2005	—	—	—
	Benefit Equalization Plan - Post-2004	24.50	1,998,876	—
Kevin C. Crosthwaite, Jr.	Altria Retirement Plan	22.33	750,418	—
	Benefit Equalization Plan - Pre-2005	—	—	—
	Benefit Equalization Plan - Post-2004	22.33	757,652	—
Craig A. Johnson	Altria Retirement Plan	27.92	1,875,337	57,646
	Benefit Equalization Plan - Pre-2005	13.75	—	1,604,202
	Benefit Equalization Plan - Post-2004	27.92	—	6,916,945

[1] As of December 31, 2019 (or date of termination of employment for Messrs. Crosthwaite and Johnson), each NEO's total years of service with Altria and our affiliates were: Mr. Willard, 27.17 years; Mr. Gifford, 25.25 years; Mr. Mancuso, 29.25 years; Mr. Begley, 24.50 years; Mr. Crosthwaite, 22.33 years; and Mr. Johnson, 27.92 years. Years shown in this column are only those considered for benefit accrual purposes under the named plan.

(2) The amounts shown in this column are based on a single life annuity (other than for Mr. Johnson whose amount is based on the form of payment he selected at retirement, a 100% joint and survivor annuity) and otherwise use the same assumptions applied for year-end 2019 financial disclosure under FASB authoritative guidance relating to retirement benefits, except that (a) the Benefit Equalization Plan ("BEP") — Pre-2005 and BEP — Post-2004 amounts for Mr. Willard are based on a lump sum form of payment assuming an interest rate of 3.50%, (b) BEP — Pre-2005 and BEP — Post-2004 amounts for Messrs. Gifford, Mancuso, Begley and Crosthwaite are based on a lump sum form of payment assuming an interest rate of 3.40%, and (c) in accordance with SEC requirements, all benefits are assumed to commence at the earliest date on which, assuming continued employment, the individual would be eligible for benefits that are not reduced for early commencement. See Note 17 "Benefit Plans" to our consolidated financial statements in the 2019 Form 10-K for a description of the financial accounting assumptions referred to above. As a result of Funding Payments previously made to or for certain employees, including Mr. Willard, our liabilities or those of our operating subsidiaries under the BEP — Pre-2005 will be less than that shown in the table. Our liability for BEP — Post-2004 pension benefits for Mr. Willard will also be less than that reflected in this column because it is also reduced by the portion of the accumulated value, at the employee's retirement or other termination of employment, of prior Target Payments paid to Mr. Willard that are attributed to supplemental pension benefits. The amounts by which these prior payments reduce our liabilities will fluctuate over time with investment performance and as credits for the amounts previously paid are reduced to reflect payments to cover taxes on earnings on these amounts. For further discussion, see "Defined Benefit Plans" below.

(3) In connection with his retirement effective March 1, 2019, Mr. Johnson received lump sum payments of his BEP — Pre-2005 benefit in May 2019 and his BEP — Post-2004 benefit in September 2019. These amounts were reduced by Funding Payments and Target Payments that were paid to Mr. Johnson in prior years (see "BEP Pension" on page 55). The Funding Payments and Target Payments were reported in Altria's proxy statements for those prior years.

Defined Benefit Plans

Our NEOs, along with the other salaried employees (except those hired after certain dates, including Mr. Garnick, and those who cease to accrue further benefit service), participate in the Retirement Plan, a tax-qualified defined benefit pension plan. In addition, our NEOs, other than Mr. Garnick, and other salaried employees above the IRS statutory limits, participate in the BEP, which is an unfunded supplemental plan providing benefits in excess of those provided under the Retirement Plan.

Retirement Plan

The majority of our salaried employees hired prior to January 1, 2008 with at least five years of service are eligible for an annual, lifetime pension benefit from the Retirement Plan, a funded, tax-qualified, non-contributory pension plan. The benefit for the majority of those plan participants, including all our NEOs, other than Mr. Garnick, is based on the following formula and terms:



Pension Benefit	=	[	1.45% of five-year average compensation (including certain incentive compensation plan payments) up to the applicable Social Security covered compensation amount	+	1.75% of five-year average compensation (including certain incentive compensation plan payments) in excess of the applicable Social Security covered compensation amount	]	X	Years of credited service (up to a maximum of 35, except in limited circumstances)

Under the terms of the Retirement Plan, credited service is limited to 35 years if incentive compensation is included in the determination of the five-year average compensation. Five-year average compensation is the highest average annual compensation (annual base salary plus incentive compensation) during a period of 60 consecutive months within the last 120 months of employment. If incentive compensation is not included in the determination of the five-year average compensation, then credited service is not limited to 35 years and the benefit for credited service over 35 years is 1.45% of the employee's five-year average compensation. Social Security covered compensation is generally an amount equal to the average of the Social Security taxable wage bases for the 35-year period that ends in the year the participant reaches Social Security Full Retirement Age.

Pension benefit amounts are expressed as a single life annuity payable commencing at age 65, the Retirement Plan's normal retirement age. The amount may be reduced as a result of permitted elections of continued payments to beneficiaries in the event of the retiree's death and/or for commencement of payments before attaining normal retirement age. Employees who terminate employment before age 50 with vested benefits may elect to commence payment of their accrued pensions after attaining age 55. For such employees, the election to commence payments before age 65 results in a reduction in the annual amount payable at a rate of 6% per year multiplied by the number of full and partial years by which benefit commencement precedes attainment of age 65. For employees who continue in employment until age 50 or older and have completed five years or more of credited service, the reduction for early commencement is 6% for each year and partial year by which the benefit commencement precedes age 60, with a maximum reduction of 30%.

If upon termination, an employee is at least age 50 with 30 years of service or age 60 or older with five years of service, the annuity immediately payable upon early retirement is 100% of that payable at normal retirement age. The result of becoming eligible for an early retirement benefit is an increase in the present value of the pension. Mr. Johnson was eligible for, and received, an unreduced normal retirement benefit upon his retirement in 2019. Messrs. Willard and Mancuso are currently eligible for reduced early retirement benefits. Messrs. Gifford, Begley and Crosthwaite are not currently eligible for either reduced or unreduced early retirement benefits.

BEP Pension

Tax laws applicable to the Retirement Plan limit the annual compensation that can be taken into account under that plan. As a result of these and/or certain other tax requirements, only a portion of the benefits calculated under the Retirement Plan described above can be paid to our eligible NEOs and other affected employees from the Retirement Plan. To compensate for benefits that would be lost by the application of these tax limits, all our NEOs, other than Mr. Garnick, accrue supplemental pension benefits under the BEP ("BEP Pension"). BEP Pension accruals relating to periods after 2004 are paid in a lump sum following retirement. Distribution of the pre-2005 supplemental plan benefits are subject to the BEP Pension terms applicable on December 31, 2004.

The annual cash incentive compensation considered for purposes of pension determinations as described above for executives in salary bands A and B is limited to the lesser of either (a) actual annual cash incentive or (b) annual cash incentive at an Annual Incentive Award rating of 100% and individual performance rating of the fourth highest level on a five point scale. As of December 31, 2019, Messrs. Willard and Gifford are subject to this limit as follows:

Name	2019 Annual Incentive Award ($)	Amount of 2019 Award Recognized for Future Pension Calculations ($)
Howard A. Willard III	—	—
William F. Gifford, Jr.	890,500	890,500

The amounts payable by Altria under the BEP Pension take into account certain payments made to the executives before 2008, in order to prevent duplicative benefit payments.

- From 1996 through 2007, several employees, including Mr. Willard, received Funding Payments with respect to pre-2005 vested benefits that were made either to individual trusts established by the employee or directly to the employees themselves.

- From 2005 through 2007, accruals under the BEP Pension ceased for several employees, including Mr. Willard, and these employees received annual Target Payments, calculated to approximate (after paying taxes on the payments) the after-tax value of the additional benefits they would have earned had they remained covered by the BEP Pension. Accruals under the BEP Pension commenced again effective January 1, 2008.

Non-Qualified Deferred Compensation

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year [1] ($)	Aggregate Earnings in Last Fiscal Year [2] ($)	Aggregate Withdrawals / Distributions in Last Fiscal Year [3] ($)	Aggregate Balance at Last Fiscal Year-End [4] ($)
Howard A. Willard III	Benefit Equalization Plan	—	97,000	27,448	—	931,114
William F. Gifford, Jr.	Benefit Equalization Plan	—	59,167	8,112	—	312,209
Murray R. Garnick	Benefit Equalization Plan	—	88,750	22,390	—	851,235
Salvatore Mancuso	Benefit Equalization Plan	—	23,495	4,029	—	154,089
Jody L. Begley	Benefit Equalization Plan	—	22,750	2,625	—	100,228
Kevin C. Crosthwaite, Jr.	Benefit Equalization Plan	—	—	422	—	24,453
Craig A. Johnson	Benefit Equalization Plan	—	—	8,031	1,686,599	—

[1] The amounts in this column reflect contributions to the non-qualified BEP for deferred profit-sharing purposes earned in 2019, which were credited to the participant's account as of the last business day of February 2020 and are included in the "Allocation to Defined Contribution Plans" column of the All Other Compensation table on page 50.

[2] The values in this column consist of amounts credited as earnings for 2019 on BEP account balances. These amounts do not constitute above-market earnings and are not included in amounts reported in the Summary Compensation Table on page 48.

[3] In connection with his termination of employment, Mr. Johnson received a lump sum payment of his BEP account in 2019.

[4] The aggregate balances shown include allocations reported in the Summary Compensation Table for previous years for Mr. Willard, $438,839; for Mr. Gifford, $172,134; for Mr. Garnick, $165,482; for Mr. Crosthwaite, $13,075; and for Mr. Johnson, $674,984. Allocations were also made for years when these individuals were not NEOs. As a result of payments made to trusts established for Mr. Willard, as described in the "Defined Contribution Plans" section below, our liabilities are less than the amounts shown in the table. For Messrs. Willard and Johnson, amounts credited for 2005 through 2007 under the BEP (including earnings adjustments on such amounts through December 31, 2007) are not reflected in the aggregate balances, because the BEP formula takes into account Target Payments previously made and reported. See the discussion below for further information concerning the 2008 supplemental retirement plan changes.

Defined Contribution Plans

Our NEOs participate in the Deferred Profit-Sharing Plan for Salaried Employees ("DPS Plan"), which is a broad-based tax-qualified defined contribution plan, and the deferred profit-sharing portion of the BEP ("BEP DPS"), which is an unfunded, non-qualified supplemental plan.

DPS Plan

The majority of our salaried employees are eligible for the DPS Plan. Under the DPS Plan, we make a contribution (the "Altria Contribution") on behalf of each eligible participant for each year. Participants may also defer up to 35% of their eligible compensation on a pre-tax or after-tax basis into the DPS Plan, subject to DPS Plan and tax-qualification limits. For 2019, we determined our contribution using a formula based on Altria's annual growth in adjusted diluted EPS, but capped at 12% of each eligible DPS Plan participant's eligible compensation. The formula resulted in an Altria Contribution for each eligible participant for 2019 equal to 10% of eligible compensation. Salaried employees who are eligible for an Altria Contribution but who are not eligible for ongoing accruals in the Retirement Plan are generally entitled to a supplemental Altria Contribution of 5% and matching contributions up to 3% on employee contributions. For 2019, Mr. Garnick was our only NEO who was eligible for the supplemental Altria Contribution and matching contributions. For purposes of the DPS Plan, eligible compensation for our NEOs is the amount reported as salary in the Summary Compensation Table. Participants may receive the balance in their account under the DPS Plan upon termination of employment in a lump sum, as a deferred lump sum payment or in installments over a period of years.

BEP DPS

The BEP DPS provides benefits that cannot be provided under the DPS Plan because of one or more statutory limits. For example, the tax laws limit the amount of compensation that can be considered under the DPS Plan for any year and impose other limits on the amounts that can be allocated to individuals' accounts. A salaried participant whose salary exceeds the compensation limit or was otherwise affected by a tax law limit is entitled to an amount generally equal to the additional benefit the participant would have received under the DPS Plan but for the application of the tax law limits. Accordingly, bookkeeping accounts reflecting this additional amount have been maintained under the BEP DPS for our NEOs and other affected participants. A further notional allocation is made annually to reflect the amount credited to the participant's account under the BEP DPS assuming the account was invested in the Interest Income Fund maintained under the DPS Plan. The Interest Income Fund is invested in a variety of high-quality fixed-income instruments with strong credit ratings and, for 2019, produced earnings at a rate of 2.75%. BEP DPS allocations relating to periods after 2004 are paid in a lump sum following separation from service. Distribution of a pre-2005 account is subject to the BEP DPS terms applicable on December 31, 2004.

As with the BEP Pension benefit, between 1996 and 2007, Messrs. Willard and Johnson and certain other individuals who were executive officers at that time received payments that were made directly to them or to individual trusts and that offset the pre-2005 BEP DPS allocations. When BEP (Pension and DPS) accruals ceased for 2005 through 2007, Messrs. Willard and Johnson and certain other executive officers received Target Payments for 2005 through 2007 in lieu of BEP DPS allocations. The reinstated BEP that was effective January 1, 2008 also included reinstatement of the BEP DPS. As is noted above, the amounts payable by Altria under the BEP DPS are determined considering Target Payments made to executives before 2008 to prevent duplicative benefit payments.

Payments upon Change in Control or Termination of Employment

We do not have individual employment, severance or change in control agreements with any of our NEOs. The following arrangements apply in the event of a change in control or certain terminations of employment.

Payments upon Change in Control

The 2015 PIP applies to all equity awards granted in 2017 and later, the 2019 Annual Incentive Award plan and the 2017 — 2019 LTIP. It covers all participants in these programs, including our NEOs. Upon a change in control of Altria, payment of awards will not be triggered unless the successor entity either (i) fails to assume outstanding awards or replace them with substantially similar awards or (ii) assumes or replaces outstanding awards, but the participant's employment is terminated by the successor entity for any reason other than "cause" or by the participant with "good reason" within a specified time period.

If the payment of awards is triggered, it would have the following consequences:

- the restrictions on outstanding RSUs, PSUs or restricted stock awards would lapse;
- any stock options and stock appreciation rights would become fully vested and exercisable;
- awards of the types described in the above two bullets would be cashed out at the change in control price or the fair market value on the date of termination of employment, as applicable;
- fully earned but unpaid annual and long-term incentive awards would become payable; and
- annual and long-term incentive awards for performance cycles not yet completed as of the change in control date would become payable, but only on a prorated basis (the number of full or partial months divided by the total number of months in the performance cycle) applied as follows:
  - annual incentive awards at the greater of the target award amount or the average of the participant's actual last three years' awards; and
  - long-term incentive cash awards at target.

Certain equity awards that were made in 2015 remained unvested as of December 31, 2019 and were governed by the 2010 PIP. Under the terms of that plan, upon a change in control of Altria the restrictions on outstanding RSUs would have lapsed, and the RSUs would have been cashed out at the change in control price, unless the Committee determined to treat the awards in a different manner, such as the acquiring company's assumption or substitution of the awards. However, those equity awards have since vested in February 2020.

For these purposes, for both the 2010 and 2015 PIP, a change in control occurs: (a) upon an acquisition of 20% or more of either our outstanding common stock or the voting power of our outstanding voting securities by an individual or entity, excluding certain acquisitions involving us or our affiliates or where our beneficial owners continue to meet certain ownership thresholds, coupled with the election to our Board of at least one individual determined in good faith by a majority of the then-serving members of our Board to be a representative or associate of such individual or entity; (b) when members of our Board, or members thereafter nominated or elected by such members, cease to constitute a majority of our Board; (c) upon certain reorganizations, mergers, share exchanges and consolidations involving us; or (d) upon our liquidation or dissolution, or sale of substantially all of our assets, with limited exceptions.

The amounts that would have become payable to our NEOs on a change in control of Altria, as of December 31, 2019, were as follows (other than Messrs. Crosthwaite and Johnson who resigned and retired, respectively, in 2019):

Change in Control Only (Successor Assumes/Replaces Awards and No Termination of Employment)

Name	Unvested Restricted Stock Units [1] ($)	Unvested Performance Stock Units ($)	Completed 2019 Annual Incentive Cycle ($)	Completed 2017 — 2019 LTIP Cycle ($)	Total ($)
Howard A. Willard III	1,372,525	—	—	—	1,372,525
William F. Gifford, Jr.	1,372,525	—	—	—	1,372,525
Murray R. Garnick	915,349	—	—	—	915,349
Salvatore Mancuso	—	—	—	—	—
Jody L. Begley	457,675	—	—	—	457,675

[1] Assumes a change in control price of $49.91, the closing price of Altria common stock on December 31, 2019. Reflects the 2015 equity awards granted under the 2010 PIP, which vested on February 11, 2020.

Change in Control and Either (1) Successor Fails to Assume/Replace Awards or (2) Qualifying Termination of Employment

Name	Unvested Restricted Stock Units [1] ($)	Unvested Performance Stock Units [1] ($)	Completed 2019 Annual Incentive Cycle [2] ($)	Completed 2017 — 2019 LTIP Cycle [3] ($)	Total ($)
Howard A. Willard III	9,173,208	5,501,928	1,875,000	6,961,271	23,511,407
William F. Gifford, Jr.	7,039,007	2,166,244	929,533	3,354,400	13,489,184
Murray R. Garnick	4,777,585	1,804,796	889,567	3,397,551	10,869,499
Salvatore Mancuso	952,682	649,379	416,000	1,186,481	3,204,542
Jody L. Begley	2,377,912	478,586	420,000	966,397	4,242,895

[1] Assumes a change in control price of $49.91, the closing price of Altria common stock on December 31, 2019 and payment at target for PSUs. Reflects the 2017, 2018 and 2019 equity awards granted under the 2015 PIP. Also reflects the 2015 equity awards granted under the 2010 PIP for Messrs. Willard, Gifford, Garnick and Begley, which vested on February 11, 2020.

[2] Based on the executive having worked the entire performance period and the greater of the target award payable under the 2019 Annual Incentive Award plan or the average of the executive's actual last three years' awards. The 2019 Annual Incentive Award plan is subject to the terms of the 2015 PIP.

[3] Based on the target award payable under the 2017 — 2019 LTIP and the executive having worked the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2015 PIP.

Upon a change in control, the retirement benefits under the BEP described above in "Pension Benefits" and "Non-Qualified Deferred Compensation" become payable, without any additional benefits or enhancements as a result of the change in control.

We maintain a non-qualified grantor trust (the "Trust"), commonly known as a "rabbi trust," to provide a limited amount of financial security for the participants' unfunded benefits under the BEP in the event of a change in control of Altria. The Trust is unfunded until funding is triggered by a change in control. In such an event, Trust assets would still be subject to the claims of our general creditors in cases of insolvency and bankruptcy. The Trust does not provide additional benefits or enhancements to the participants in the BEP.

Other than the BEP payments and Trust funding, none of our retirement plans or any other related agreements provide our NEOs with an additional enhancement, early vesting or other benefit in the event of a change in control or termination of employment, except for certain plan provisions applicable to all plan participants that, in the event of a change in control, ensure vesting and continuation of profit-sharing contributions for the year in which a change in control occurs and the following two years. All of our NEOs are fully vested in the retirement plans for which they are eligible and other related agreements. Similarly, no special provisions apply to any of our NEOs with respect to continued medical, life insurance or other insurance coverage following termination of employment whether or not in connection with a change in control.

Termination Payments

In the event of certain involuntary terminations of employment, a majority of our salaried employees, including all of our NEOs, are eligible for severance benefits under the Severance Plan. The Severance Plan provides for severance pay (based on salary) and continuation of certain benefits for up to 64 weeks depending on years of service. In order to receive any of these benefits, eligible employees must execute a general release of claims. Periods for which employees are entitled to severance payments may be counted toward vesting (up to 52 weeks) for purposes of the Retirement Plan and post-retirement medical coverage.

The following table shows the amount of severance that would be paid under the Severance Plan to each eligible NEO had he been involuntarily separated on December 31, 2019 and eligible for these payments (other than Messrs. Crosthwaite and Johnson who resigned and retired, respectively, in 2019):

Name	Severance Payments ($)
Howard A. Willard III	1,538,462
William F. Gifford, Jr.	1,078,154
Murray R. Garnick	741,231
Salvatore Mancuso	640,000
Jody L. Begley	646,154

In the event of death or long-term disability, all salaried employees with awards of unvested RSUs or PSUs, including our NEOs, become fully vested in those awards. In addition, our NEOs, like other salaried employees, may become entitled to prorated awards under the Annual Incentive Award plan and LTIP based on the target payment amount, subject to the discretion of Altria and the Committee. Our NEOs would also become entitled to the same life insurance and long-term disability plan benefits as other salaried employees upon a death or disability.

The following table shows the amounts that would be paid if our eligible NEOs had died or become disabled as of December 31, 2019 (other than Messrs. Crosthwaite and Johnson who resigned and retired, respectively, in 2019):

Name	Unvested Restricted Stock Units [1] ($)	Unvested Performance Stock Units [1] ($)	2019 Annual Incentive Cycle [2] ($)	2017 — 2019 LTIP Cycle [3] ($)	Total ($)
Howard A. Willard III	9,173,208	5,501,928	1,875,000	6,961,271	23,511,407
William F. Gifford, Jr.	7,039,007	2,166,244	832,200	3,354,400	13,391,851
Murray R. Garnick	4,777,585	1,804,796	832,200	3,397,551	10,812,132
Salvatore Mancuso	952,682	649,379	416,000	1,186,481	3,204,542
Jody L. Begley	2,377,912	478,586	420,000	966,397	4,242,895

[1] Based on the closing price of Altria common stock of $49.91 on December 31, 2019. Reflects the 2017, 2018 and 2019 equity awards granted under the 2015 PIP and the 2015 equity awards granted under the 2010 PIP.

[2] Based on the executive having worked the entire performance period and the target award payable under the 2019 Annual Incentive Award plan. Payment is subject to the discretion of the Committee. The 2019 Annual Incentive Award plan is subject to the terms of the 2015 PIP.

[3] Based on the target award payable under the 2017 — 2019 LTIP and the executive having worked the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2015 PIP.

Upon retiring at the normal retirement age of 65 and the completion of five years of service, all salaried employees, including our NEOs, with unvested RSUs or PSUs become vested in the awards. Our NEOs have not reached normal retirement age as of December 31, 2019, other than Mr. Johnson, who retired on March 1, 2019.

In the event of a voluntary termination of employment or an involuntary termination of employment for cause, our NEOs are not eligible to receive severance, equity vesting or other amounts or benefits other than those provided to other salaried employees. The Committee has the discretion, however, to fully or partially vest any employee holding an RSU or PSU or to pay a cash amount with respect to a forfeited award upon early retirement or upon other terminations of employment, as well as to provide for prorated payments of awards under the Annual Incentive Award plan and LTIP in similar situations, and has exercised this discretion from time to time in appropriate circumstances.

Following any termination of employment, each of our NEOs is subject to a confidentiality and non-competition agreement and, like other salaried employees, is entitled to the retirement plan benefits described under "Pension Benefits" and "Non-Qualified Deferred Compensation" above.

Additionally, in 2019 we made payments to Mr. Crosthwaite, who resigned effective September 24, 2019, and Mr. Johnson, who retired effective March 1, 2019. For more information regarding those payments, see "Executive Transitions" on page 43.

CEO Pay Ratio

For 2019, our last completed fiscal year:

- the annual total compensation, including non-cash benefits, of our CEO (Mr. Willard) was $15,439,987;

- the annual total compensation, including non-cash benefits, of the median Altria employee (excluding our CEO) was $142,246; and

- the ratio of our CEO's annual total compensation to that of the median Altria employee was 109 to 1.

To identify the median employee, we used the following methodology:

- We compiled a list of all employees as of December 31, 2019, which showed 7,337 total employees.
  - As permitted by the de minimis exemption under applicable SEC rules, we then excluded all non-U.S. employees (47) located in Canada (46) and Germany (1), as they represented less than 5% of our total workforce.

- We calculated the annual total compensation of each employee using a consistently applied compensation measure ("CACM") defined as the sum of:
  - IRS Form W-2 Box 1 wages plus pre-tax benefit contributions;
  - an estimate of the annual change in pension value (if eligible for our defined benefit pension plan);
  - Altria's 2019 contribution to each employee's defined contribution plan account; and
  - the value of Altria-provided non-cash benefits for non-discriminatory benefit plans, including medical, dental, vision, life insurance, accidental death and dismemberment, short-term disability and long-term disability.

- We annualized the 2019 compensation of all full- and part-time employees hired after January 1, 2019 who were not temporary or seasonal. We did not make a full-time equivalent adjustment for any employee.

- Many of our employees participate in our defined benefit pension plan and receive company contributions to their defined contribution plan accounts. We believe that adding these components to the CACM not only results in a reasonable approximation of their annual total compensation, but also mitigates large fluctuations in the median employee total compensation from one year to the next.

For purposes of the ratio described above, we determined the median employee's total compensation for 2019 in the same manner used to determine our CEO's total compensation for 2019 as reported in the "Total" column in the Summary Compensation Table, except that, in each case, non-cash benefits were added.

Our median employee for 2019 was an Altria Client Services LLC employee. The majority of our employees are long-tenured employees, and we employ few part-time employees.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Proposal

3

Non-Binding Advisory Vote to Approve the Compensation of Altria's Named Executive Officers

Our Board recommends a vote **FOR** this Proposal.

We are required to provide shareholders with a non-binding advisory vote to approve the compensation of our named executive officers, as such compensation is disclosed in this Proxy Statement. In response to the preference expressed by our shareholders at our 2019 Annual Meeting, our Board adopted a policy of holding this non-binding advisory vote annually.

At our 2019 Annual Meeting, over 94% of the shares voted were cast in support of the compensation of our named executive officers. We recommend that shareholders again approve and support the decisions pertaining to the compensation of our named executive officers and our executive compensation program. We believe that our executive compensation program successfully aligns the interests of our named executive officers with the interests of our shareholders by promoting our annual and long-term business strategies, rewarding the successful execution of those strategies in a fair and financially disciplined manner and supporting the ability to attract, develop and retain world-class leaders. We encourage shareholders to review carefully the "Compensation Discussion and Analysis" and accompanying compensation tables and narrative discussion beginning on page 26 for a more detailed description of our executive compensation program and decisions, including our pay-for-performance philosophy and alignment.

We are asking shareholders to vote on the following non-binding resolution:

"RESOLVED, that shareholders of Altria Group, Inc. approve on an advisory basis the compensation of the Company's named executive officers, as described in the Compensation Discussion and Analysis section, the compensation tables, related footnotes and narrative discussion of this Proxy Statement."

Our Board recommends a vote **FOR** this proposal.

This vote is not binding upon Altria, our Board or the Committee. Nevertheless, the Committee values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

We currently intend to hold the next non-binding advisory vote to approve the compensation of our named executive officers at our 2021 Annual Meeting of Shareholders (the "2021 Annual Meeting"), unless our Board modifies its policy of holding this vote on an annual basis.

Proposal

4

Approval of the 2020 Performance Incentive Plan

Our Board recommends a vote **FOR** this Proposal.

Introduction

The equity awards granted to our management are made pursuant to the current 2015 PIP, which was approved by our shareholders in 2015. Under the terms of the 2015 PIP, no awards can be made after May 31, 2020. Consequently, on February 27, 2020, our Board adopted the 2020 Performance Incentive Plan (the "2020 PIP"), subject to approval of our shareholders. A copy of the 2020 PIP is attached to this Proxy Statement as Exhibit A.

The 2020 PIP is intended to be the successor to the 2015 PIP. Any shares remaining under the 2015 PIP will no longer be available for granting new awards after May 31, 2020. No awards can be made under the 2020 PIP unless it is approved by our shareholders.

The 2020 PIP provides for the potential issuance of up to 25 million shares of Altria common stock. This represents approximately 1.3% of all outstanding shares and 15 million fewer shares than authorized under the 2015 PIP.

Our Board believes that the 2020 PIP is an important part of Altria's overall compensation program. The 2020 PIP will support our ongoing efforts to develop and retain world-class leaders and enable us to provide incentives that are directly linked to the profitability of our businesses and increases in shareholder value.

Highlights of the 2020 PIP

Shares Available	25 million shares
Total Potential Dilution	Approximately 1.3% (25 million shares / 1.86 billion shares outstanding as of March 23, 2020)
Share Recycling	Prohibited
Eligibility	All employees
Change in Control	Double-trigger Payments triggered due to change in control only if: ■ acquirer does not assume awards or replace them with substantially similar awards; or ■ employee is terminated for any reason other than cause; or ■ employee separates for good reason
Minimum Vesting Period	12 months, subject to limited exceptions
Limits on Dividends / Dividend Equivalents	■ Unvested PSUs: Dividend equivalents accrue but are not paid unless performance criteria are satisfied at the end of the vesting period; and ■ Other unvested equity such as restricted stock or RSUs: Dividend or dividend equivalents permitted throughout vesting period
Duration	Five years (June 1, 2020 – May 31, 2025)
Type of Awards	■ annual incentive awards ■ long-term incentive awards ■ restricted stock ■ RSUs ■ PSUs ■ stock options ■ stock appreciation rights ("SARs")
Maximum Awards (individual limits)	■ annual incentive award: $10 million ■ long-term incentive award: $8 million X number of calendar years in performance cycle ■ stock options or SARs: 3 million shares ■ other stock-based awards: 1 million shares
Option Pricing	Discounted options and re-pricing of options are prohibited
Forfeiture / Clawback	Awards are subject to recoupment under certain circumstances
Administration	Compensation and Talent Development Committee (entirely comprised of independent directors)

Summary of 2020 PIP

The following general description of material features of the 2020 PIP is qualified in its entirety by reference to the provisions of the 2020 PIP set forth in Exhibit A.

Who may receive awards under the 2020 PIP?

Any employee of Altria or any subsidiary or affiliate, including any executive officer or employee director of Altria or a subsidiary or affiliate, will be eligible to receive awards under the 2020 PIP. While most recipients are senior management-level employees, this eligibility will provide the flexibility to grant awards to retain and incent a limited number of high potential, non-senior management employees. We have not yet determined which of those eligible employees will receive grants under the 2020 PIP. Therefore, we cannot, at this time, determine the benefits to be allocated to any individual or to any group of employees.

Does the 2020 PIP include maximum award amounts?

The 2020 PIP limits the awards that may be granted to any employee in any calendar year. Under the 2020 PIP, no employee may receive awards of more than:

- 1,000,000 shares of common stock (in total) in any calendar year, if such awards are restricted stock, RSUs, PSUs and other stock-based awards (except other stock-based awards with values based on spread values);
- 3,000,000 shares of common stock (in total) in any calendar year, if such awards are stock options, SARs and other stock-based awards with values based on spread values;
- $10,000,000 in total annual incentive awards (taking into account cash and the fair market value of any shares of common stock payable with respect to an award); and
- $8,000,000 multiplied by the number of years in the applicable performance cycle for individual long-term incentive awards (taking into account cash and the fair market value of any common stock payable with respect to an award).

No award will be subject to more than one of the previously-mentioned limitations.

Does the 2020 PIP have a minimum vesting period?

Stock-based awards will provide for a minimum 12-month vesting period, except that up to 5% of the shares of common stock available under the 2020 PIP can be used for stock-based awards with a vesting period less than the minimum 12-month vesting period. Our historical practice has been to use three- or five-year vesting periods. Also, awards may vest before the end of such minimum 12-month vesting period in the event of death, disability, retirement or a change in control, or in the case of an award that replaces or substitutes for a pre-existing award in connection with a corporate transaction, as described in "*What happens to outstanding awards in the event of a corporate transaction?*" below.

How many shares will be reserved for awards?

Twenty-five million shares of common stock (approximately 1.3% of the shares of common stock outstanding as of March 23, 2020) will be reserved and available for awards under the 2020 PIP. This represents a decrease of 15 million shares from the 40 million authorized in the previous shareholder-approved 2015 PIP. In determining the number of shares proposed under the 2020 PIP, the Committee considered historical and potential future equity grant practices and potential shareholder dilution, among other factors. The Committee expects the proposed number of shares to be sufficient for anticipated equity awards, while providing enough flexibility to use stock options or SARs in the future, if desired. We have historically used less than the approved plan amount because equity awards have consisted of RSUs and PSUs. Unused shares will be canceled and will not roll over when the 2020 PIP terminates. The expected dilution is substantially below the average equity compensation dilution within our peer group of 8.9%.

If any award under the 2020 PIP is exercised, cashed out or forfeited, or terminates or expires, without payment being made in the form of common stock, the shares underlying those unpaid awards will no longer be available for distribution under the 2020 PIP. Similarly, shares that are used by an employee to pay withholding taxes or as payment for the exercise price of an award will no longer be available for distribution under the 2020 PIP. If a SAR or similar award based on spread value with respect to shares of common stock is exercised, the total number of shares of common stock with respect to which such award is granted (rather than only the net number of shares issued) will be deemed delivered for purposes of determining the maximum number of shares available for delivery under the 2020 PIP. Unless otherwise determined by the Committee, a recipient may exercise stock options by paying cash or tendering common stock to us in full or partial payment of the exercise price. No new awards will be made under the 2015 PIP after May 31, 2020, which is the day prior to the effective date of the 2020 PIP, except for certain adjustments or substitutions with respect to previous awards as described in "*What happens to outstanding awards in the event of a corporate transaction?*" below.

What would happen in the event of a change in control?

The 2020 PIP provides that, in the event of a "change in control," awards will not be paid unless the successor entity either (i) fails to assume outstanding awards or replace them with substantially similar awards or (ii) assumes or replaces outstanding awards, but the participant's employment is terminated by the successor entity for any reason other than "cause" or by the participant with "good reason" before two years from the date of the change in control. In the event of such double-trigger, the following treatment shall apply:

- the restrictions applicable to outstanding restricted stock, RSUs, PSUs and other stock-based awards will lapse (for PSUs, based on target amounts);
- all stock options and SARs will become fully vested and immediately exercisable;
- awards described in the preceding two bullets will be cashed out based on the change in control price or, if applicable, the fair market value on the date of termination of employment; and
- outstanding annual and long-term cash incentive awards will be vested and paid out on a prorated basis, based on (i) the greater of the target award amount or the average of the participant's last three years' awards for annual incentive awards and (ii) the target award amount for long-term cash incentive awards.

The definition of "change in control" in the 2020 PIP is the same as in the 2015 PIP, as described under "Payments upon Change in Control or Termination of Employment" beginning on page 57.

The Committee may also make certain adjustments and substitutions in connection with a change in control or similar transactions or events as described below in "*What happens to outstanding awards in the event of a corporate transaction?*" below.

What types of awards are available under the 2020 PIP?

Annual and Long-Term Incentive Awards

Annual and long-term incentive awards may be granted under the 2020 PIP. Such awards will be earned only if corporate and business unit performance objectives over performance cycles, established by or under the direction of the Committee, are met. The performance objectives may vary from participant to participant, group to group and period to period. Awards may be paid in the form of cash, shares of common stock or any combination thereof, as determined by the Committee. Incentive awards have historically been paid in the form of cash.

Restricted Stock

Shares of restricted common stock may be awarded under the 2020 PIP. The restricted stock will vest and become transferable upon the satisfaction of conditions set forth in the respective restricted stock award agreement. Restricted stock awards may be forfeited if, for example, the recipient's employment terminates before the award vests. Except as specified in the restricted stock award agreement, the holder of a restricted stock award will have all the rights of a holder of common stock with respect to his or her restricted shares, including the right to receive dividends and vote such shares.

Restricted Stock Units and Performance Stock Units

Units representing the right to receive common stock, cash or both (as determined by the Committee) may also be awarded. RSUs and PSUs will vest upon the satisfaction of conditions set forth in the respective award agreements. For PSUs, additional vesting conditions apply based on performance goals. RSUs and PSUs may be forfeited if, for example, the recipient's employment terminates before the award vests. Unless otherwise specified in a RSU or PSU award agreement, the holder of a RSU or PSU award will have none of the rights of a holder of common stock until shares of common stock are actually delivered in satisfaction of such units, though dividend equivalents with respect to such awards may be payable, as more particularly described below under *Dividends and Dividend Equivalents*.

Stock Options

The 2020 PIP will permit the grant of non-qualified stock options and incentive stock options ("ISOs"), which qualify for special tax treatment. The exercise price for any stock option will not be less than the fair market value of common stock on the date of grant. No stock option may be exercised more than 10 years after the date of grant.

Stock Appreciation Rights

SARs may also be granted either alone or in combination with stock options. SARs entitle the holder upon exercise to receive an amount in any combination of cash or shares of common stock (as determined by the Committee) equal in value to the excess of the fair market value of the shares covered by such right over the grant price. The grant price for SARs will not be less than the fair market value of the common stock on the date of grant. No SARs may be exercised more than 10 years after the date of grant.

Other Stock-Based Awards

The 2020 PIP also provides for other awards that are denominated in, valued by reference to, or otherwise based on or related to common stock. The terms of grant, purchase, exercise, exchange or conversion of other stock-based awards will be specified by the Committee. Where the value of such stock-based award is based on the difference between the fair market value of the shares covered by such award and the exercise price, the grant price for such award will not be less than the fair market value on the date of grant. Such awards will have a term of no more than 10 years.

Dividends and Dividend Equivalents

The Committee may provide for the payment of dividends on shares of common stock (including restricted stock) granted in connection with awards or dividend equivalents with respect to any shares of common stock subject to an award (such as RSU and PSU awards) that have not actually been issued under the award. In the case of unvested awards that vest based on the satisfaction of performance goals (such as PSUs), dividends or dividend equivalents will not be paid before the Committee determines the extent to which performance goals associated with such awards have been satisfied.

What happens to outstanding awards in the event of a corporate transaction?

In the event of any transaction or event that affects the common stock, including a merger, share exchange, reorganization, consolidation, recapitalization, reclassification, distribution, stock dividend, stock split, reverse stock split, split-up, spin-off or issuance of rights or warrants, the Committee is authorized to make appropriate adjustments or substitutions with respect to awards granted under the 2020 PIP. It is intended that these adjustments and substitutions would only be those the Committee determines are appropriate to reflect the occurrence of such transaction or event to maintain substantially the same award value.

Such adjustments may include adjustments to the number and kind of securities reserved for issuance under the 2020 PIP, the limits on awards described in the 2020 PIP, performance goals and performance cycles of any outstanding performance-based awards and the number and kind of securities subject to outstanding awards and, if applicable, the grant or exercise price or spread value of outstanding awards. In the event of an applicable transaction, the Committee will also have the authority to:

- grant awards (including stock options, SARs and other stock-based awards) with a grant price that is less than fair market value on the date of grant (notwithstanding any other provisions of the 2020 PIP that options, SARs, and other stock-based awards may not have an exercise price less than fair market value), but only in order to preserve an existing gain under any similar type of award previously granted by the Company or another entity;

- cancel or adjust the terms of an outstanding award (except as otherwise provided under an award agreement), if appropriate to reflect a substitution of an award of equivalent value granted by another entity;

- make certain adjustments in connection with a spin-off or similar transaction, including (i) imposing restrictions on a distribution with respect to restricted stock or similar awards and (ii) substituting comparable stock options to purchase the stock of another entity or substitution of comparable SARs, RSUs, PSUs or other stock-based awards denominated in the stock of another entity (in which case such stock of another entity will be treated in the same manner as common stock under the 2020 PIP), which may be settled in various forms, as determined by the Committee, including cash, common stock, stock of another entity or other securities or property; and

- provide for payment of outstanding awards in cash (including cash in lieu of fractional awards).

Any adjustments, substitutions or other actions described above that are made or taken in connection with corporate transactions or events described above and that affect outstanding awards previously granted under the 2015 PIP will be deemed made pursuant to such plan under which the award was granted and from shares of common stock reserved under such plan rather than from those available for awards under the 2020 PIP. The number of shares of common stock subject to awards granted in substitution of awards of an acquired company or business or a company or business with which the Company or an affiliate combines will not be counted against the shares of common stock available for distribution under the 2020 PIP.

Who administers the plan?

The Committee (or a subcommittee thereof) will administer the 2020 PIP. The Committee will select the groups of eligible employees to whom awards will be granted and will set the terms of such awards, including any performance goals applicable to annual and long-term incentive awards. The Committee may delegate its authority and power under the 2020 PIP to one or more of our officers of the Company, subject to guidelines prescribed by the Committee, but only to the extent consistent with Section 16 of the Exchange Act and any other securities law requirements.

Federal Income Tax Consequences

Restricted Stock

The recognition of income from an award of restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year the shares are no longer subject to substantial risk of forfeiture. At the time the restrictions lapse, the employee will recognize ordinary income equal to the then fair market value of the stock. The employee may, however, make an election to include the value of the shares in gross income in the year of award despite such restrictions. We will generally be entitled to deduct the fair market value of the shares transferred to the employee as a business expense in the year the employee includes the compensation in income.

Restricted Stock Units and Performance Stock Units

Generally, an employee will not recognize ordinary income until common stock, cash or other property become payable under the RSU or PSU, even if the award vests in an earlier year. We will generally be entitled to deduct the amount the employee includes in income as a business expense in the year of payment.

Non-Qualified Stock Options

Non-qualified stock options will not be taxable to an employee at grant but generally will result in taxation at exercise, at which time the employee will recognize ordinary income in an amount equal to the difference between the option's exercise price and the fair market value of the shares on the exercise date. We will generally be entitled to deduct a corresponding amount as a business expense in the year the employee recognizes this income.

Incentive Stock Options

An employee will generally not recognize ordinary income on receipt or exercise of an ISO so long as he or she has been an employee of Altria, our subsidiaries or our affiliates from the date the ISO was granted until three months before the date of exercise; however, the amount by which the fair market value of the shares on the exercise date exceeds the exercise price is an adjustment in computing the employee's alternative minimum tax in the year of exercise. If the employee holds the shares of common stock received on exercise of the ISO for one year after the date of exercise (and for two years from the date of grant of the ISO), any difference between the amount realized upon the disposition of the shares and the amount paid for the shares will be treated as long-term capital gain (or loss, if applicable) to the employee. If the employee exercises an ISO and satisfies these holding period requirements, we may not deduct any amount in connection with the ISO.

If an employee exercises an ISO but engages in a "disqualifying disposition" by selling the shares acquired on exercise before the expiration of the one and two-year holding periods described above, the employee generally will recognize ordinary income (for regular income tax purposes only) in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price; and any excess of the amount realized on the disposition over the fair market value on the date of exercise will be taxed as long- or short-term capital gain (as applicable). If, however, the fair market value of the shares on the date of disqualifying disposition is less than on the date of exercise, the employee will recognize ordinary income equal only to the difference between the amount realized on the disqualifying disposition and the exercise price. In either event, we will generally be entitled to deduct an amount equal to the amount constituting ordinary income to the employee in the year of the disqualifying disposition.

Stock Appreciation Rights

To the extent that the requirements of the Internal Revenue Code are met, there are no immediate tax consequences to an employee when a SAR is granted. When an employee exercises the right to the appreciation in fair market value of shares represented by a SAR, payments made in common stock are normally includable in the employee's gross income for regular income tax purposes. We will generally be entitled to deduct the same amount as a business expense in the same year. The includable amount and corresponding deduction each equal the fair market value of the common stock payable on the date of exercise.

Other Stock-Based Awards/Incentive Awards

Any cash payments or the fair market value of any common stock or other property an employee receives in connection with other stock-based awards, incentive awards or as unrestricted payments equivalent to dividends on unfunded awards or on restricted stock are includable in income in the year received or made available to the employee without substantial limitations or restrictions. Generally, we will be entitled to deduct the amount the employee includes in income as a business expense in the year of payment.

Deductibility of Awards

Internal Revenue Code Section 162(m) places a $1,000,000 annual limit on the compensation deductible by us paid to certain of our executives, including compensation resulting from awards under the 2020 PIP. Although the Committee considers tax deductibility in making compensation decisions, the Committee does not believe that compensation decisions should be determined solely by how much compensation is deductible for federal income tax purposes. As a result, the Committee has authorized, and retains the discretion to authorize, payments that may not be deductible if it believes that they are in the best interests of Altria and our shareholders.

Deferred Compensation

Any deferrals made under the 2020 PIP, including awards granted under the 2020 PIP that are considered to be deferred compensation, are intended to satisfy the requirements of Internal Revenue Code Section 409A to avoid adverse tax consequences to participating employees. These requirements include limitations on election timing, acceleration of payments and distributions.

Other Tax Consequences

State tax consequences may in some cases differ from those described above. Awards under the 2020 PIP may in some instances be made to employees who are subject to tax in jurisdictions other than the United States and may result in tax consequences differing from those described above.

Other Information

If approved by shareholders, the 2020 PIP will be effective on June 1, 2020, and, except as otherwise provided by the Board, no awards will be made under the 2020 PIP after May 31, 2025. Any awards granted on or before May 31, 2025 may extend beyond May 31, 2025.

Our Board may amend or terminate the 2020 PIP, and the Committee may amend any award thereunder, provided that no amendment will be made without shareholder approval if shareholder approval is required under applicable law, regulation or stock exchange rule. Amendments may not be made without shareholder approval if they (i) reprice an award in any manner that reduces the exercise price of any stock option or similar award; (ii) cancel, substitute, or repurchase any stock option or similar award in exchange for cash or other awards at a time when the exercise price of such stock option or similar award is higher than the fair market value of Altria common stock (except as may be necessary to comply with a change in the laws, regulations or accounting principles of a foreign country applicable to participants subject to the laws of such foreign country); or (iii) increase the number of shares of common stock available under the 2020 PIP.

On March 23, 2020, the closing price of Altria common stock was $31.38.

Our Board recommends a vote **FOR** this proposal.

Equity Compensation Plan Information

The number of shares of Altria common stock to be issued upon exercise or vesting and the number of shares remaining available for future issuance under our equity compensation plans at December 31, 2019, were as follows:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options and Vesting of Deferred Stock [a]	Weighted Average Exercise Price of Outstanding Options [b]	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans [c]
Equity compensation plans approved by shareholders [1]	2,378,531 [2]	–	36,909,792 [3]

[1] The following plans have been approved by Altria shareholders and have shares referenced in column (a) or column (c): the 2010 PIP, the 2015 PIP and the 2015 Non-Employee Directors Plan.

[2] Represents 1,909,642 shares of RSUs and 468,889 shares that may be issued upon vesting of PSUs if maximum performance measures are achieved.

[3] Includes 36,078,232 shares available under the 2015 PIP and 831,560 shares available under the 2015 Non-Employee Directors Plan, and excludes shares reflected in column (a). No shares will be available for new grants or awards after May 31, 2020 under the 2015 PIP.

Shareholder Proposals

<table>
<tr><td>**Proposal**
5</td><td>**Shareholder Proposal Regarding Disclosure of Lobbying Policies and Practices**
Our Board recommends a vote **AGAINST** this shareholder proposal.</td></tr>
</table>

Trinity Health, 766 Brady Avenue, Apt. 635, Bronx, New York 10462, claiming beneficial ownership of Altria common stock with a market value of at least $2,000, together with two co-proponents, submitted the proposal set forth below. The names, addresses and shareholdings of the co-proponents will be furnished upon request made to our Corporate Secretary. Altria is not responsible for the content of the shareholder proposal, which is printed below exactly as it was submitted.

Whereas, we believe in full disclosure of Altria's direct and indirect lobbying activities and expenditures to assess whether Altria's lobbying is consistent with its expressed goals and in the best interests of shareholders.

Resolved, the shareholders of Altria request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Altria used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Altria's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Altria is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Nominating, Corporate Governance and Social Responsibility Committee and posted on Altria's website.

Supporting Statement

We encourage transparency in the use of corporate funds to influence legislation and regulation. Altria does not provide easily accessible aggregated lobbying expenditure information on its website. According to the Center for Responsive Politics, Altria spent over $10 million in 2018 on federal lobbying. This does not include lobbying at the state level, where Altria reportedly lobbies in all 50 states. As of September 2019, Altria and Juul, in which Altria has a 35% stake and which controls over 70% of the e-cigarette market, "together spent more on lobbying this year than the rest of the tobacco industry combined." https://www.investopedia.com/e-cigarette-lobbying-fires-up-as-juul-spends-millions-4771268

Altria does not comprehensively disclose its memberships in, or payments to, trade associations, or the amounts used for lobbying. Altria only discloses trade association payments used for political contributions. This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions. Nor does Altria disclose payments to tax-exempt organizations, such as the American Legislative Exchange Council (ALEC), that write and endorse model legislation. ALEC Action was a signatory to a February 2019 letter to the President of the United State criticizing the Food and Drug Administration's "aggressive regulatory assault" on e-cigarettes. https://www.washingtonpost.com/national/health-science/conservatives-bash-fda-for-regulatory-panic-on-e-cigarettes/2019/02/03/b1e8d326-27c7-11e9-8eef-0d74f4bf0295_story.html

Altria uses the Global Reporting Initiative (GRI) for sustainability reporting, but fails to report "any differences between its lobbying positions and any stated policies, goals, or other public positions" under GRI Standard 415, giving further indication that the company's disclosures are currently inadequate.

Our Board recommends a vote AGAINST this shareholder proposal.

We agree that our shareholders and the public should have confidence that a corporation's lobbying and political activities are transparent and do not create unnecessary risks. That is why our Board and senior management exercise robust oversight of our political and lobbying activity and why we are a long-time, recognized leader in political and lobbying disclosure and compliance. This oversight, coupled with significant expansions to the information we provide about our activities, makes the additional report requested by this proposal unnecessary.

Expansion of Already Extensive Disclosures

Altria believes in providing transparency into our engagements on public policy issues. We have consistently demonstrated our commitment to disclosure with respect to our lobbying and political activities and are proud of our leadership role on these issues within the Fortune 500. When we began disclosing information on these activities in 2007, we were one of the few companies in the Fortune 500 to do so and, today, we believe that our wide-ranging disclosures surpass those of most companies.

We voluntarily provide on our website significant and meaningful information regarding our lobbying activities. These disclosures include copies of our quarterly federal lobbying reports and direct links to the government databases that contain the over 400 state lobbying reports we file annually. Further, we provide detailed information on our political contributions twice a year and disclose all political action committee ("PAC") and corporate political contributions, by recipient and amount, made to candidates, political parties, PACs, caucus committees, independent expenditure committees (also known as Super PACs), 527 organizations and ballot measure committees in the U.S.

We also have a long history of providing insight into our relationships with trade associations. Since 2014, our website has disclosed the types of trade associations our companies support and currently includes a complete list of the public policy organizations where our Government Affairs employees serve on the board of directors, a key committee or an advisory council. Before contributing to any organization, we carefully evaluate the organization's activities to determine whether a contribution would advance our companies' interests and to confirm that the organization's work is generally consistent with our strategies.

Notwithstanding our already extensive voluntary disclosures, starting in 2020, we expanded the information we voluntarily disclose on our website to include:

- The aggregate total, on a state-by-state basis, of our reported state lobbying expenses, which supplements our direct links to the state lobbying reports. We believe that very few Fortune 500 companies provide such substantial, detailed insight into their lobbying activities, and that no Fortune 500 company currently provides the extensive itemized reports this proposal demands.
- Additional information on our evaluations of the trade associations and public policy organizations to which we contribute, noting that we conduct them on an annual basis and explaining how we might resolve any potential concerns with a trade association's activities.
- Additional information about the oversight by our Nominating, Corporate Governance and Social Responsibility Committee of our legislative, political and regulatory engagements committing to updates to the Committee or our full Board a minimum of three times a year.

We believe that the significant disclosures that we have provided historically, supplemented with the expanded disclosures we implemented in 2020, provide our shareholders and other stakeholders with the ability to meaningfully assess our funding of lobbying and political activities as well as the benefits and risks that could arise from these activities.

Nationally Recognized for Existing Disclosures

Our longtime commitment to both transparency and compliance has been recognized by various third-party organizations. For the past nine years, the Center for Political Accountability-Zicklin Index has rated Altria in the top tier of companies for our voluntary disclosure of political activities. Since 2016, we have earned one of the Center for Political Accountability's top five rankings among the S&P 500. These rankings and other constructive engagements, such as its participation in the Conference Board's Committee on Corporate Political Spending, demonstrate our leadership in disclosure of lobbying and political activities.

Oversight of Our Lobbying and Political Activities

While transparency into our engagements on public policy issues is important, strong oversight of such activities is equally important. Consequently, we operate an extensive compliance program designed to mitigate legal or reputational risks that could arise from our lobbying and political activities. Under the oversight of our Board's Nominating, Corporate Governance and Social Responsibility Committee, which is composed entirely of independent directors, we operate a comprehensive political law and ethics compliance program that incorporates rigorous internal controls and decision making processes that govern our lobbying and political activities. This program includes detailed, best-in-class policies and procedures directed at complying with laws related to lobbying and political activities.

We believe the strong governance and oversight practices of our Board and senior management coupled with Altria's compliance program and related controls and processes, serve to mitigate the legal and reputational risks that could arise from lobbying and political activities.

Given the expanded, extensive information we provide on our website, which we believe fully addresses the concerns underlying the proposal, we view the proposal as unnecessary, duplicative, and would not be in the best interests of Altria or our shareholders.

Our Board recommends a vote **AGAINST** this shareholder proposal.

Proposal

6

Shareholder Proposal Regarding Report on the Company's Underage Tobacco Prevention Policies

Our Board recommends a vote **AGAINST** this shareholder proposal.

The Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, PA 19014-1207, claiming beneficial ownership of Altria common stock with a market value of at least $2,000, together with four co-proponents, submitted the proposal set forth below. The names, addresses and shareholdings of the co-proponents will be furnished upon request made to our Corporate Secretary. Altria is not responsible for the content of the shareholder proposal, which is printed below exactly as it was submitted.

Whereas:

Altria has undertaken efforts in the United States to discourage smoking by minors and provides examples on its website.

The company notes on its website that "The significant rise in youth use of e-vapor threatens to undermine the hard-fought gains made in preventing underage use of conventional tobacco products" http://www.altria.com/harm-reduction/Helping-Reduce-Underage-Tobacco-Use/Pages/default.aspx

In December 2018 Altria announced it invested $12. 8 billion in Juul, taking a 35% stake in the company. Altria said that it would allow Juul products to be sold alongside Marlboro and that it "will apply its logistics and distribution experience to help Juul expand its reach and efficiency and Juul will have the option to be supported by Altria's sales organization, which covers approximately 230,000 retail locations." JUUL currently commands three-quarters of the e-cigarette market.

Altria shares fell as much as 2.7% after Dow Jones reported the FTC is investigating the marketing practices of Juul Labs. https://www.bloomberg.com/amp/news/articles/2019-08-29/altria-falls-after-dow-jones-reports-ftc-investigation-of-juul-jzwwyspr?_twitter_impression=true

Data from the Centers for Disease Control and Prevention's National Youth Tobacco Survey shows that 78.2% of middle and high school students had been exposed to e-cigarette advertising, and one in five high schoolers used e-cigarettes in 2018. Preliminary 2019 survey data indicates that more than one-fourth of high school students were current (past 30 days) e-cigarette users. https://www.fda.gov/news-events/press-announcements/trump-administration-combating-epidemic-youth-e-cigarette-use-plan-clear-market-unauthorized-non Use among middle schoolers increased eight-fold between 2011 and 2018.

The recent spate of vaping-related illnesses has a significant impact on youth populations with the CDC reporting that over half of all cases are impacting people under 25 (vaping became popular approximately 9 years ago when this population was under 18), and 16% of the cases are impacting those 18 and younger. https://www.cdc.gov/tobacco/basic_information/e-cigarettes/severe-lung-disease.html and https://www.nytimes.com/2019/09/19/health/vaping-cdc.html

Under increasing scrutiny from federal and state governments as well as retailers, an Altria executive has been tapped as the new CEO for JUUL, affirming Altria's intent to bolster the JUUL brand in the face of legislative and legal threats.

The FDA issued a warning letter to Juul admonishing it for illegally marketing its product as a safer alternative to cigarettes. https://www.fda.gov/inspections-compliance-enforcement-and-criminal-investigations/warning-letters/juul-labs-inc-590950-09092019

The Wall St. Journal reported that the Federal Trade Commission is investigating whether Juul used social media influencers and other marketing to appeal to minors. https://www.wsj.com/articles/juuls-marketing-practices-under-investigation-by-ftc-11567096073

RESOLVED: That shareholders request the Board of Directors to review corporate adherence to Altria's principles and policies aimed at discouraging the use of their nicotine delivery products to young people, assess the effectiveness of those polices, and the damage inflicted on our nation's youth and report the results of that review to shareholders by November 2020.

Our Board recommends a vote AGAINST this shareholder proposal.

We do not believe it is in the best interests of Altria or our shareholders to adopt this proposal because the actions requested by the proposal are already addressed through our existing communications and business practices.

Tobacco products are among the most heavily regulated products sold in the United States, subject to federal, state and local marketing restrictions. Altria's marketing practices are also subject to the extensive restrictions in the 1998 Tobacco Settlement Agreements for cigarettes and moist smokeless tobacco products, as well as FDA regulation for all tobacco products. These restrictions and regulations on our marketing practices are designed to focus tobacco product marketing on adult tobacco consumers. Our tobacco operating companies take these obligations seriously and are committed to complying with them.

In reference to underage tobacco use, for more than 20 years Altria's tobacco operating companies have worked to prevent underage use of tobacco products. These efforts began in 1998 with the formation of PM USA's Youth Smoking Prevention department when youth smoking rates had reached peak levels of 28.3% in 1997. According to Monitoring the Future, in 2019, the past 30-day cigarette smoking rate was at a generational low of 3.7%.

Currently, the industry is challenged by the rapid rise in youth vaping. In February 2019, we announced an additional $100 million underage tobacco prevention investment to help address the youth vaping epidemic. Additionally, Altria supported increasing the minimum age of purchase to 21, which is now federal law; created a new retailer trade program to reward responsible retailing through age-validation technology at the point of purchase; supported retailer compliance with Tobacco 21 laws through training and "Move to 21" signage kits; and funded the expansion of our Success 360 prevention and cessation grantees' programming into new geographies and beyond middle school into high school.

We are committed to driving positive change and to transparently communicating to our stakeholders about our programs, progress and opportunities for reducing underage tobacco use. We do this through our existing primary communication vehicles – Altria's corporate website and our annual Corporate Responsibility Progress Report.

Our website includes detailed content on our underage tobacco prevention efforts and marketing practices. We also share our Standards for Underage Tobacco Prevention. As part of these Standards, each year our tobacco operating companies and service companies develop underage tobacco prevention plans. We measure progress against these plans twice a year.

Our annual Corporate Responsibility Progress Report, located on our website, has a significant amount of content dedicated to marketing responsibly and underage tobacco prevention. It includes our approach, practices and performance for each of these responsibility focus areas.

Finally, Altria's Senior Vice President, Corporate Citizenship provides regular updates to the Nominating, Corporate Governance and Social Responsibility Committee on corporate responsibility matters. In 2019, this included multiple reports and discussions focused on Altria's efforts to prevent underage tobacco use. The Committee reports on these discussions to our Board.

Leading the industry in operating responsibly and preventing underage tobacco use is essential for Altria's long-term success. We remain committed to driving positive change and transparent communication with all stakeholders. Our practices and significant reporting on this issue, described above, reflect this commitment. For these reasons, Altria believes the issues raised in this proposal are, and will continue to be, appropriately addressed through existing communication and business practices. Moreover, the preparation of an additional report is duplicative, would impose additional and unnecessary burdens and costs and would not be in the best interests of Altria or our shareholders.

Our Board recommends a vote **AGAINST** this shareholder proposal.

Ownership of Equity Securities of Altria

Directors and Executive Officers

The following table shows the number of shares of Altria common stock beneficially owned as of February 28, 2020, by each director, nominee for director, NEO and our directors and executive officers as a group. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The beneficial ownership of each director and executive officer, as well as all directors and executive officers as a group, is less than 1% of the outstanding shares.

Name	Amount and Nature of Beneficial Ownership [1][2]
Jody L. Begley	121,996
John T. Casteen III	55,916
Kevin C. Crosthwaite, Jr.	38,239
Dinyar S. Devitre	94,420
Thomas F. Farrell II	84,570
Murray R. Garnick	48,553
William F. Gifford, Jr.	173,347
Craig A. Johnson	215,000
Debra J. Kelly-Ennis	28,918
W. Leo Kiely III	29,099
Salvatore Mancuso	74,771
Kathryn B. McQuade	36,728
George Muñoz	74,538
Mark E. Newman	13,068
Nabil Y. Sakkab	43,005
Virginia E. Shanks	9,914
Howard A. Willard III	260,242
Group (22 persons)	**1,587,357**

[1] Does not include RSUs or PSUs granted to executive officers or Altria share equivalents allocated to the accounts of directors who participate in the Deferred Fee Plan.

[2] Includes shares as to which beneficial ownership is disclaimed as follows: Mr. Willard, 353 (shares held by spouse). Also includes shares as to which voting and/or investment power is shared with or controlled by another person and as to which beneficial ownership is not disclaimed as follows: Mr. Devitre, 26,341 (shares held in trust); Dr. Sakkab, 31,097 (shares held in joint tenancy); and group, 92,245. Also includes shares of deferred stock as follows: Mr. Casteen, 55,916; Mr. Farrell, 82,070; Ms. Kelly-Ennis, 28,918; Ms. McQuade, 33,644; Mr. Muñoz, 9,916; and Mr. Newman, 7,046.

In addition to the shares shown in the table above, as of February 28, 2020, those directors who participate in the Deferred Fee Plan had the following Altria share equivalents allocated to their accounts: Mr. Farrell, 35,339; Ms. Kelly-Ennis, 19,217; Ms. McQuade, 6,431; Mr. Muñoz, 12,570; and Mr. Newman, 2,428. See "Deferred Fee Plan" on page 10 for a description of the Deferred Fee Plan for directors.

Certain Other Beneficial Owners

The following table sets forth information regarding persons or groups known to us to be beneficial owners of more than 5% of our outstanding common stock:

Name and Address of Beneficial Owner	Shares Beneficially Owned (#)	Common Stock Ownership as of March 23, 2020 (%)
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	143,230,742 [1]	7.7%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	149,816,115 [2]	8.1%

[1] According to the Schedule 13G/A filed with the SEC by BlackRock, Inc. on February 5, 2020, disclosing the number of shares as of December 31, 2019.

[2] According to the Schedule 13G/A filed with the SEC by The Vanguard Group on February 12, 2020, disclosing the number of shares as of December 31, 2019.

Related Person Transactions and Code of Conduct

Our Board has adopted a written Policy on Related Person Transactions that requires our executive officers, directors and nominees for director to promptly notify our Corporate Secretary in writing of any transaction in which (i) the amount exceeds $120,000, (ii) we are, were or are proposed to be a participant and (iii) such person or such person's immediate family members ("Related Persons") has had or may have a direct or indirect material interest (a "Related Person Transaction"). Subject to certain exceptions delineated in the policy, Related Person Transactions must be brought to the attention of the Nominating, Corporate Governance and Social Responsibility Committee or any other committee designated by our Board that is comprised solely of independent directors for an assessment of whether the transaction or proposed transaction should be permitted to proceed. In deciding whether to approve, ratify or disapprove the Related Person Transaction, the Committee is required to consider all relevant facts and circumstances, including the commercial reasonableness of the terms of the transaction, the materiality of the Related Person's direct or indirect interest in the Related Person Transaction, the materiality of the Related Person Transaction to us, the impact of the Related Person Transaction on the Related Person, the impact of the Related Person Transaction on the Related Person's independence (as defined in the Corporate Governance Guidelines and the NYSE listing standards) and the actual or apparent conflict of interest of the Related Person participating in the Related Person Transaction. If the designated Committee determines that the Related Person has a direct or indirect material interest in any such transaction, the Committee must review and approve, ratify or disapprove the Related Person Transaction. Robert Newman, the husband of Heather A. Newman, Altria's Senior Vice President, Corporate Strategy, was previously employed by one of our subsidiaries in a non-executive management position. During the period January 1, 2019 through April 2, 2020, he received total compensation of $342,232.

In addition to the Policy on Related Person Transactions, the Director Code and the Code of Conduct have specific provisions addressing actual and potential conflicts of interest. The Director Code specifies: "Our directors have an obligation to act in the best interest of the Company. All directors should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the Company." The Director Code defines conflict of interest to include any instance in which (i) a person's private interest interferes in any way, or even appears to interfere, with our interest, including our subsidiaries and affiliates; (ii) a director or a director's family member takes an action or has an interest that may make it difficult for that director to perform his or her work objectively and effectively; and (iii) a director (or his or her family member) receives improper personal benefits as a result of the director's position. Similarly, our Code of Conduct requires all our officers and employees to avoid situations where the officer's or employee's "personal, financial or other activity or relationship affects our ability to make loyal and objective business decisions on behalf of our companies." The Code of Conduct lists specific types of transactions that might create an actual or apparent conflict of interest and provides guidance on how each situation must be handled.

All three of the policies discussed above are available on our website at www.altria.com.

Prohibition on Hedging and Pledging

In order to align the interests of our directors and executive officers with those of our shareholders, we expect our directors and executive officers to hold a significant number of shares of Altria common stock. Because the hedging of shares may weaken the alignment of the interests of our directors and executive officers with those of our shareholders, we have a policy prohibiting our directors and executive officers, including our NEOs, from engaging in any transactions (such as puts, calls, options, swaps, collars, forward sales or other derivative instruments) with respect to Altria common stock held by them to hedge or offset any decrease in the market value of Altria common stock. In addition, we have a policy that discourages our officers and other employees from using derivative instruments to hedge the value of any Altria security.

We also have a policy that prohibits pledging of shares by our directors and executive officers.

Instructions for the Virtual Annual Meeting

As a result of the coronavirus (COVID-19) outbreak, the 2020 Annual Meeting will be a completely virtual meeting. There will be no physical meeting location. The meeting will be conducted via live webcast. Shareholders will have the same rights and opportunities to participate in our virtual annual meeting as they would at an in-person meeting.

You are entitled to participate in the virtual meeting if you were a shareholder of record as of the close of business on March 23, 2020 or if you hold a valid proxy for the Annual Meeting. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to submit questions or vote during the meeting.

To attend the virtual meeting, visit www.virtualshareholdermeeting.com/ALTRIA2020 and enter the 16-digit control number included on your proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form. The meeting will start at 9:00 a.m., Eastern Time, on Thursday, May 14, 2020. We encourage you to access the meeting prior to the start time to familiarize yourself with the virtual platform and ensure you can hear the streaming audio. Online access will be available starting at 8:30 a.m., Eastern Time, on May 14, 2020.

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection from wherever they intend to participate in the meeting.

While we strongly encourage you to vote your shares prior to the meeting, shareholders may also vote during the meeting. Once logged in, you will be able to vote your shares by clicking the "Vote Here!" button.

Shareholders may submit written questions once logged into the virtual platform. Questions pertinent to meeting matters will be answered during the question and answer portion of meeting, subject to a time limit prescribed by the Rules of Conduct that will be posted to the virtual meeting platform on the day of the meeting. The Rules of Conduct will also provide additional information about the relevancy of questions to meeting matters.

During the meeting, proponents of the shareholder proposals included in this Proxy Statement will have a dedicated call-in line that will allow them to present their proposals.

If you are unable to attend the meeting, you may appoint a designee to attend in your place. Please contact Altria Shareholder Services at 804-484-8838 to learn how to properly appoint a designee.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, you should call the technical support number that will be posted on the virtual shareholder meeting login page.

A webcast replay will be posted to our Investor Relations website at www.altria.com/investors following the meeting.

Questions and Answers about the 2020 Annual Meeting and Voting

1. Why did I receive these proxy materials?

Our Board of Directors is furnishing you this Proxy Statement to solicit proxies on its behalf to be voted at the 2020 Annual Meeting on May 14, 2020 at 9:00 a.m., Eastern Time. The proxies also may be voted at any adjournments or postponements of the meeting.

All properly executed written proxies, and all properly completed proxies submitted by telephone or by the Internet, that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked before the completion of voting at the meeting.

2. What is a proxy?

It is your legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Our Board of Directors has designated Howard A. Willard III and Murray R. Garnick as proxies for the 2020 Annual Meeting.

3. What is the record date and what does it mean?

The record date for the 2020 Annual Meeting is March 23, 2020 (the "record date"). The record date was established by our Board of Directors as required by Virginia law. Only shareholders of record at the close of business on the record date are entitled to:

(a) receive notice of the meeting; and

(b) vote at the meeting and any adjournments or postponements of the meeting.

Each shareholder of record on the record date is entitled to one vote for each share of our common stock held. On the record date, there were 1,858,368,058 shares of our common stock outstanding.

4. What is the difference between a shareholder of record and a shareholder who holds shares in street name?

If your shares are registered in your name on the books and records of our transfer agent, Computershare Trust Company, N.A., you are a shareholder of record.

If your shares are held for you in the name of your broker, bank or other nominee, your shares are held in street name. The answer to Question 14 describes brokers' discretionary voting authority and when your broker, bank or other nominee is permitted to vote your shares without instructions from you.

It is important that you vote your shares if you are a shareholder of record and, if you hold shares in street name, that you provide appropriate voting instructions to your broker, bank or other nominee as discussed in the answer to Question 14.

5. How can I vote my shares of common stock?

By Telephone or Internet: All shareholders of record may vote their shares by telephone (within the United States, U.S. territories and Canada, there is no charge for the call) or by the Internet, using the procedures and instructions described on the Notice of Internet Availability of Proxy Materials, proxy card and other enclosures. Street name holders may vote by telephone or the Internet if their brokers, banks or other nominees make those methods available. If that is the case, each broker, bank or other nominee will enclose instructions with this Proxy Statement. The telephone and Internet voting procedures, including the use of control numbers, are designed to authenticate shareholders' identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

In Writing: All shareholders also may vote by mailing their completed and signed proxy card (in the case of shareholders of record) or their completed and signed voting instruction form (in the case of street name holders).

During the Meeting: All shareholders may vote during the meeting by entering the 16-digit control number included on their proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form once logged in to the virtual platform at www.virtualshareholdermeeting.com/ALTRIA2020.

See also "Proxy Statement Summary – Casting Your Vote" on page i.

6. May shareholders ask questions during the 2020 Annual Meeting?

During the question and answer portion of the meeting, shareholders will be able to submit written questions.

In order to ask a question, shareholders will be required to enter their 16-digit control number upon login to the virtual platform. Because this is a meeting of shareholders, only shareholders with a valid control number will be allowed to ask questions during the meeting.

Questions pertinent to meeting matters will be answered during the question and answer portion of the meeting, subject to a time limit prescribed by the Rules of Conduct that will be posted to the virtual meeting platform on the day of the meeting. The Rules of Conduct will also provide additional information about the relevancy of questions to meeting matters.

7. How do I vote if I participate in the dividend reinvestment plan?

The proxy card includes your dividend reinvestment plan shares. The answer to Question 5 above explains how you can vote.

8. How do I vote shares held in the Deferred Profit-Sharing Plan for Salaried Employees or the Deferred Profit-Sharing Plan for Hourly Employees?

If you own shares of Altria common stock through an account in our defined contribution plans (the Deferred Profit-Sharing Plan for Salaried Employees or the Deferred Profit-Sharing Plan for Hourly Employees), you can instruct the plan trustee to vote the shares held in your account by voting as explained in the answer to Question 5. Unless your proxy for your defined contribution plan shares is received by May 11, 2020, the trustee of such defined contribution plan will vote your plan shares in the same proportion as those plan shares for which instructions have been received, unless applicable law requires otherwise.

9. What items will be voted on at the 2020 Annual Meeting?

Proposal

1

Election of Directors

See pages 16-21.

Voting Requirement

Directors will be elected by a majority of the votes cast. A majority of the votes cast means that the number of votes FOR a nominee must exceed the number of votes AGAINST that nominee.

Any incumbent director who receives a greater number of votes AGAINST his or her election than votes FOR such election is required to offer promptly in writing to submit his or her resignation to our Board in accordance with our Corporate Governance Guidelines. The Nominating, Corporate Governance and Social Responsibility Committee will consider the offer and recommend to our Board whether to accept the offer. The full Board will consider all factors it deems relevant to the best interests of Altria and our shareholders, make a determination and publicly disclose its decision and rationale within 90 days after confirmation of the election results.

Board Recommendation

Our Board recommends a vote **FOR** each of the nominees named in the Proxy Statement.

Voting Choices
- Vote for a nominee;
- Vote against a nominee; or
- Abstain from voting on a nominee.

Proposal

2

Ratification of the Selection of Independent Registered Public Accounting Firm

See page 24.

Voting Requirement

The selection of the independent registered public accounting firm will be ratified if the votes cast FOR exceed the votes cast AGAINST.

Board Recommendation

Our Board recommends a vote **FOR** this proposal.

Voting Choices
- Vote for the ratification;
- Vote against the ratification; or
- Abstain from voting.

Proposal

3

Non-Binding Advisory Vote to Approve the Compensation of Altria's NEOs

See page 62.

Voting Requirement

The compensation of our named executive officers will be approved on an advisory basis if the votes cast FOR exceed the votes cast AGAINST.

This vote is not binding upon Altria, our Board or the Compensation and Talent Development Committee. Nevertheless, the Committee values the opinions expressed by shareholders through their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

Board Recommendation

Our Board recommends a vote **FOR** this proposal.

Voting Choices

- Vote for the compensation of our NEOs;
- Vote against the compensation of our NEOs; or
- Abstain from voting.

Proposal

4

Approval of the 2020 Performance Incentive Plan

See pages 63-70.

Voting Requirement

The plan will be approved by the affirmative vote of a majority of the votes cast.

Board Recommendation

Our Board recommends a vote **FOR** this proposal.

Voting Choices

- Vote for the plan;
- Vote against the plan; or
- Abstain from voting.

Proposal

5

Shareholder Proposal Regarding Disclosure of Lobbying Policies and Practices

See pages 72-74.

Voting Requirement

The shareholder proposal will be approved if the votes cast FOR exceed the votes cast AGAINST.

Board Recommendation

Our Board recommends a vote **AGAINST** this shareholder proposal.

Voting Choices

- Vote for the proposal;
- Vote against the proposal; or
- Abstain from voting.

Proposal

6

Shareholder Proposal Regarding Report on the Company's Underage Tobacco Prevention Policies

See pages 75-76.

Voting Requirement

The shareholder proposal will be approved if the votes cast FOR exceed the votes cast AGAINST.

Board Recommendation

Our Board recommends a vote **AGAINST** this shareholder proposal.

Voting Choices

- Vote for the proposal;
- Vote against the proposal; or
- Abstain from voting.

10. Are votes confidential?

It is our long-standing practice to hold the votes of each shareholder in confidence from directors, officers and employees, except: (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against us; (b) in the case of a contested proxy solicitation; (c) if a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to us; or (d) to allow the independent inspectors of election to certify the results of the vote.

11. Who counts the votes?

As we have for many years, we retain an independent tabulator to receive and tabulate the proxies and appoint independent inspectors of election to certify the results.

12. What if I do not specify a choice for a matter when returning a proxy?

Shareholders should specify their voting choice for each matter. If you sign and return your proxy, yet you do not make a specific choice for one or more matters, unvoted matters will be voted FOR the election of each of the nominees for director, FOR the proposal to ratify the selection of PricewaterhouseCoopers, FOR the non-binding advisory vote to approve the compensation of Altria's NEOs, FOR the 2020 Performance Incentive Plan and AGAINST each of the two shareholder proposals, as applicable.

13. What does it mean if I receive more than one proxy card?

It means that you have multiple accounts with brokers and/or our transfer agent. *Please vote all shares represented by each proxy card*. We recommend that you contact your broker or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Computershare Trust Company, N.A. Computershare's address is P.O. Box 505005, Louisville, Kentucky 40233-5005; you can reach Computershare at 1-800-442-0077 (from within the United States or Canada) or 1-781-575-3572 (from outside the United States or Canada).

14. Will my shares be voted if I do not provide my proxy or voting instructions?

Shareholders of Record: If you are a shareholder of record (see Question 4), your shares will not be voted if you do not provide your proxy unless you vote during the meeting (see Question 5). *It is, therefore, important that you vote your shares*.

Street Name Holders: If your shares are held in street name (see Question 4) and you do not provide your voting instructions to your broker, bank or other nominee, your shares may be voted by your broker, bank or other nominee but *only* under certain circumstances. Specifically, under the NYSE rules, shares held in the name of your broker, bank or other nominee may be voted by your broker, bank or other nominee on certain "routine" matters if you do not provide voting instructions. Only the ratification of the selection of PricewaterhouseCoopers as our independent registered public accounting firm is considered a "routine" matter for which brokers, banks or other nominees may vote uninstructed shares. The other proposals to be voted on at the meeting are not considered "routine" under NYSE rules, so the broker, bank or other nominee cannot vote your shares on any of these other proposals unless you provide to the broker, bank or other nominee voting instructions for each of these matters. If you do not provide voting instructions on a non-routine matter, your shares will not be voted on that matter, which is referred to as a "broker non-vote." *It is, therefore, important that you vote your shares.*

15. Are abstentions and broker non-votes counted?

For purposes of all proposals other than the proposal to approve the 2020 Performance Incentive Plan, abstentions and broker non-votes will not be considered votes cast and, therefore, will not affect the outcome of the vote on those proposals at the 2020 Annual Meeting. For purposes of the proposal to approve the 2020 Performance Incentive Plan, (a) abstentions will be considered votes cast under the rules of the NYSE and will have the effect of a vote against this proposal for purposes of the rules of the NYSE and (b) broker non-votes will not be considered votes cast and, therefore, will not affect the outcome of the vote on this proposal at the 2020 Annual Meeting. Broker non-votes are described more particularly in Question 14 above.

16. How can I revoke a proxy or change my vote?

If you are a shareholder of record, you can revoke a proxy or change your vote before the completion of voting at the meeting by:

(a) giving written notice to our Corporate Secretary;

(b) delivering a later-dated proxy; or

(c) voting during the meeting.

If your shares are held in street name, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.

17. Who will pay the cost of this proxy solicitation?

We will pay the cost of this solicitation of proxies. In addition to the use of the mail, some of our officers and employees may solicit proxies by telephone or e-mail and will request brokerage houses, banks and other custodians, nominees and fiduciaries to forward soliciting materials to the beneficial owners of shares held of record by such persons. We will reimburse such persons for expenses incurred in forwarding such soliciting material. It is contemplated that additional solicitation of proxies will be made in the same manner under the engagement and direction of our proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, at an anticipated cost of $24,000, plus reimbursement of out-of-pocket expenses.

18. How many votes must be present to hold the 2020 Annual Meeting?

In order for us to conduct the meeting, a majority of our outstanding shares of common stock as of the record date must be present in person or by proxy at the meeting. This is referred to as a quorum. Shareholders who attend the meeting via the virtual meeting platform are deemed present for purposes of the quorum requirement.

Your shares are counted as present at the meeting if you attend the meeting and vote during the meeting or if you properly return a proxy by Internet, telephone or mail.

Abstentions and shares of record held by a broker, bank or other nominee ("broker shares") that are voted on any matter are also included in determining the number of shares present. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present.

Questions and Answers about Communications, Altria Documents and Shareholder Proposals

1. How do I communicate with our Board of Directors?

Shareholders and other interested parties who wish to communicate with our Board may do so by writing to the Presiding Director, Board of Directors of Altria Group, Inc., 6601 West Broad Street, Richmond, Virginia 23230. The non-management directors have established procedures for the handling of communications from shareholders and other interested parties and have directed our Corporate Secretary to act as their agent in processing any communications received. Communications that relate to matters that are within the scope of the responsibilities of our Board and its Committees are to be forwarded to the Presiding Director.

Communications that relate to matters that are within the responsibility of one of the Committees are also to be forwarded to the Chair of the appropriate Committee. Communications that relate to ordinary business matters that are not within the scope of our Board's responsibilities, such as customer complaints, are to be sent to the appropriate subsidiary. Solicitations, junk mail and obviously frivolous or inappropriate communications are not to be forwarded, but will be made available to any non-management director who wishes to review them.

2. How can a shareholder nominate a director or submit a proposal for next year's annual meeting?

Business Proposals for Inclusion in Next Year's Proxy Statement (Rule 14a-8): SEC rules permit shareholders to submit proposals for inclusion in our proxy statement if the shareholder and the proposal meet the requirements specified in Rule 14a-8 of the Exchange Act. Proposals submitted in accordance with Rule 14a-8 for inclusion in our proxy statement for the 2021 Annual Meeting (presently anticipated to be held on May 20, 2021) must be received by our Corporate Secretary no later than December 3, 2020.

Director Nominees for Inclusion in Next Year's Proxy Statement (Proxy Access): Our By-Laws permit a shareholder (or group of shareholders (up to 20)) who has owned a significant amount of Altria common stock (at least 3% of our outstanding shares) for a significant amount of time (at least three years) to submit director nominees (the greater of two or up to 20% of the Board) for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our By-Laws. Director nominations submitted under this By-Law provision must be received by our Corporate Secretary between November 3 and December 3, 2020.

Director Nominees and Other Business Proposals for Consideration at Next Year's Annual Meeting: Our By-Laws also set forth the procedures that a shareholder must follow to nominate a candidate for election as a director or to propose other business for consideration at shareholder meetings, in each case, not submitted for inclusion in next year's proxy statement (either under proxy access or Rule 14a-8), but instead to be presented directly at shareholder meetings. In each case, director nominations or proposals for other business for consideration at the 2021 Annual Meeting submitted under these By-Law provisions must be received by our Corporate Secretary between November 3 and December 3, 2020.

Our Corporate Secretary's address is: 6601 West Broad Street, Richmond, Virginia 23230. Notice must include the information required by our By-Laws, which are available on our website at www.altria.com or without charge upon written request to our Corporate Secretary.

3. What is householding?

Under SEC rules, companies and intermediaries such as brokers, banks and other nominees are permitted to satisfy proxy material delivery requirements by delivering one proxy statement and one annual report, or one notice of internet availability for each shareholder account, as applicable, in one envelope to all shareholders residing at the same address who share the same last name (or the company or intermediary reasonably believes are members of the same family). This method of delivery is known as "householding."

Householding reduces the number of mailings that shareholders receive, saves on printing and postage costs and conserves natural resources. Shareholders who participate in householding continue to receive separate proxy cards, voting instruction forms or notices of internet availability, as applicable, which will allow each individual to vote independently.

Registered Shareholders: If you are a registered shareholder and currently participate in householding and wish to receive a separate copy of this Proxy Statement and the 2019 Form 10-K, or if you would like to opt out of householding for future deliveries of your annual proxy materials, please contact our transfer agent, Computershare Trust Company, N.A., in writing to Computershare, P.O. Box 505005, Louisville, Kentucky 40233-5005, or by calling 1-800-442-0077. If you request a separate copy of this Proxy Statement and the 2019 Form 10-K, they will be mailed within three business days from receipt of your request.

Street Name Shareholders: A street name shareholder who received this Proxy Statement and the 2019 Form 10-K at a shared address may request a separate copy of the Proxy Statement and the 2019 Form 10-K by contacting Broadridge Financial Solutions, Inc. in writing to its Householding Department at 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095.

Street name shareholders sharing an address who received multiple copies of the annual proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank or other nominee to make this request. If you would like to opt out of householding for future deliveries of your annual proxy materials, please contact your broker, bank or other nominee.

4. Where can I find Altria's Corporate Responsibility Progress Report, Code of Conduct, Corporate Governance Guidelines, Committee Charters, Director Code of Conduct or other governance documents?

Altria's Corporate Responsibility Progress Report is available on our website at www.altria.com/responsibility. The Altria Code of Conduct is available on our website at www.altria.com/codeofconduct. Our Corporate Governance Guidelines, charters of the Committees, the Director Code and our Articles of Incorporation and By-Laws are available on our website at www.altria.com/governance.

Information on, or that can be accessed through, our website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.

5. How can I obtain a copy of Altria's 2019 Form 10-K and other SEC filings?

Our 2019 Form 10-K was delivered or made available with this Proxy Statement. Additional copies of our 2019 Form 10-K (not including exhibits and documents incorporated by reference) are available in print, free of charge, to shareholders requesting a copy by writing to: Investor Relations, Altria Client Services LLC, 6601 West Broad Street, Richmond, Virginia 23230, or by calling 1-804-484-8222. You may also review our 2019 Form 10-K along with our other SEC filings by visiting our website at www.altria.com.

Other Business

Management knows of no other business that will be presented to the meeting for a vote. If other matters properly come before the meeting, the persons named as proxies will vote on them in accordance with their best judgment.

W. Hildebrandt Surgner, Jr.
Vice President, Corporate Secretary
and Associate General Counsel
April 2, 2020
Richmond, Virginia

Exhibit A – 2020 Performance Incentive Plan

Section 1. Purpose; Definitions.

The purpose of the 2020 Performance Incentive Plan is to support the ongoing efforts of Altria Group, Inc. to develop and retain world-class leaders for itself and its subsidiaries and affiliates and to provide incentives linked to the profitability of its businesses and increases in shareholder value.

For purposes of the Plan, the following terms are defined as set forth below:

(a) "Annual Incentive Award" means an Incentive Award made pursuant to Section 5(a)(vii) with a Performance Cycle of one year or less.

(b) "Award" means the grant under the Plan or, to the extent relevant, under any Prior Plan, of Incentive Awards, Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock Units, or Other Stock-Based Awards.

(c) "Board" means the Board of Directors of the Company.

(d) "Cause" means:

(i) the Participant's continued failure to substantially perform the Participant's duties (other than resulting from disability);

(ii) the Participant's gross negligence, dishonesty, or violation of a rule or regulation of the Company that has a material adverse effect on the Company; or

(iii) the Participant's conviction or plea of *nolo contendere* with respect to a felony.

(e) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(f) "Commission" means the Securities and Exchange Commission or any successor agency.

(g) "Committee" means the Compensation and Talent Development Committee of the Board or a subcommittee thereof, any successor thereto or such other committee or subcommittee as may be designated by the Board to administer the Plan.

(h) "Common Stock" or "Stock" means the Common Stock of the Company.

(i) "Company" means Altria Group, Inc., a corporation organized under the laws of the Commonwealth of Virginia, or any successor thereto.

(j) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(k) "Fair Market Value" means, as of any given date, the mean between the highest and lowest reported sales prices of the Common Stock on the New York Stock Exchange-Composite Transactions. If no such sale of Common Stock is reported on such date, the fair market value of the Stock shall be determined by the Committee in good faith; provided, however, that the Committee may in its discretion designate the actual sales price as Fair Market Value in the case of dispositions of Common Stock under the Plan.

(l) "Good Reason" means, without the Participant's written consent:

(i) a material adverse change in the Participant's job responsibilities, authority, or duties with the Company (or any of its subsidiaries or affiliates) as in effect immediately before the Change in Control;

(ii) a material reduction in the Participant's base salary, annual incentive opportunity, or equity or other long-term incentive opportunity as in effect immediately before the Change in Control;

(iii) a requirement that the Participant change his or her regular workplace by more than 50 miles from the Participant's regular workplace immediately before the Change in Control; or

(iv) a requirement that the Participant travel on business to a substantially greater extent than required immediately before the Change in Control.

An event shall not constitute Good Reason unless the Participant notifies the Company in writing of the event purporting to constitute Good Reason within 90 days of the occurrence of such event, and the Company fails to cure such event within 30 days of such written notice.

(m) "Incentive Award" means any Award that is either an Annual Incentive Award or a Long-Term Incentive Award. An Incentive Award shall not include an Award of Stock Options, SARs, Restricted Stock, Restricted Stock Units, Performance Stock Units, or Other Stock-Based Awards, regardless of whether such an Award includes a performance-based condition.

(n) "Incentive Stock Option" means any Stock Option that complies with Section 422 (or any amended or successor provision) of the Code.

(o) "Long-Term Incentive Award" means an Incentive Award made pursuant to Section 5(a)(vii) with a Performance Cycle of more than one year.

(p) "Nonqualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

(q) "Other Stock-Based Award" means an Award granted pursuant to Section 5(a)(iii).

(r) "Participant" means any eligible employee as set forth in Section 3 to whom an Award is granted.

(s) "Performance Cycle" means the period selected by the Committee during which the performance of the Company or any subsidiary, affiliate or unit thereof or any individual is measured for the purpose of determining the extent to which an Award subject to Performance Goals has been earned.

(t) "Performance Goals" mean the objectives for the Company or any subsidiary or affiliate or any unit thereof or any individual that may be established by the Committee, in its sole discretion, for a Performance Cycle with respect to any performance-based Awards contingently awarded under the Plan.

(u) "Performance Stock Unit" means an Award granted pursuant to Section 5(a)(vi).

(v) "Plan" means this 2020 Performance Incentive Plan, as amended from time to time.

(w) "Prior Plan" means the 2015 Performance Incentive Plan.

(x) "Restricted Period" means the period during which an Award is subject to forfeiture.

(y) "Restricted Stock" means an Award of shares of Common Stock granted pursuant to Section 5(a)(iv).

(z) "Restricted Stock Unit" means an Award granted pursuant to Section 5(a)(v).

(aa) "Spread Value" means, with respect to a share of Common Stock subject to an Award, an amount equal to the excess of the Fair Market Value, on the date such value is determined, over the Award's exercise or grant price, if any.

(bb) "Stock Appreciation Right" or "SAR" means a right granted pursuant to Section 5(a)(ii).

(cc) "Stock Option" means an Incentive Stock Option or a Nonqualified Stock Option granted pursuant to Section 5(a)(i).

In addition, the terms "Affiliated Group," "Business Combination," "Change in Control," "Change in Control Price," "Change in Control Protection Period," "Incumbent Board," "Outstanding Company Stock," "Outstanding Company Voting Securities" and "Person" have the meanings set forth in Section 6.

Section 2.   Administration.

The Committee shall administer the Plan and shall have the power to interpret the Plan and adopt such rules and guidelines for carrying out the Plan as it may deem appropriate. Subject to the terms of the Plan, the Committee shall have the authority to determine those employees eligible to receive Awards and the amount, type and terms of each Award and to establish and administer any Performance Goals applicable to such Awards. The Committee may delegate its authority and power under the Plan to one or more officers of the Company, subject to guidelines prescribed by the Committee, but only to the extent consistent with Section 16 of the Exchange Act and any other securities law requirements.

Any determination made by the Committee or by one or more officers pursuant to delegated authority in accordance with the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate, and all decisions made by the Committee or any appropriately designated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Participants.

Section 3.   Eligibility.

Any employee of the Company or any subsidiary or affiliate, including, but not limited to, any executive officer or employee director of the Company or a subsidiary or affiliate shall be eligible for Awards under this Plan. For purposes of the Plan, a joint venture in which the Company or a subsidiary has a substantial direct or indirect equity investment shall be deemed an affiliate, if so determined by the Committee.

Section 4.   Common Stock Subject to the Plan.

(a)   <u>Common Stock Available</u>.

    (i)   The total number of shares of Common Stock reserved and available for distribution pursuant to the Plan shall be 25,000,000. Except as otherwise provided herein, any Award made under any Prior Plan before the expiration of such Prior Plan shall continue to be subject to the terms and conditions of such Prior Plan and the applicable Award agreement. Any adjustments, substitutions, or other actions that may be made or taken in accordance with Section 4(b) below in connection with the corporate transactions or events described therein shall, to the extent applied to outstanding Awards made under a Prior Plan, be deemed made from shares reserved for issuance under such Prior Plan, rather than this Plan, pursuant to the authority of the Board under the Prior Plans to make adjustments or substitutions in such circumstances to the aggregate number and kind of shares reserved for issuance under the Prior Plans and to Awards granted under the Prior Plans. Except as provided in the preceding sentence, no new Awards shall be made under a Prior Plan on or after the effective date of this Plan.

    (ii)   To the extent any Award under this Plan is exercised or cashed out or terminates or expires or is forfeited without a payment being made to the Participant in the form of Common Stock, the shares subject to such Award that were not so paid, if any, shall not again be available for distribution in connection with Awards under the Plan. If a SAR or similar Award based on Spread Value with respect to shares of Common Stock is exercised, the total number of shares of Common Stock with respect to which such Award is granted (rather than only the net number of shares issued) will be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan.

    (iii)   Any shares of Common Stock that are used as full or partial payment of withholding or other taxes or as payment for the exercise or conversion price of an Award under the Plan shall not again be available for distribution in connection with Awards under the Plan.

(b)   <u>Adjustments for Certain Corporate Transactions</u>. In the event of any merger, stock or asset acquisition, share exchange, reorganization, consolidation, recapitalization, reclassification, distribution, stock dividend, stock split, reverse stock split, split-up, spin-off, issuance of rights or warrants or other similar transaction or event affecting the Common Stock after adoption of the Plan by the Board, the Committee is authorized to take the actions described in this Section 4(b) with respect to the Plan and any Prior Plan and to Awards granted thereunder.

    (i)   The Committee may make such adjustments or substitutions as it deems appropriate to reflect the occurrence of the event, including, but not limited to, adjustments (A) to the aggregate number and kind of securities reserved for issuance under the Plan, (B) to the Award limits set forth in Section 5, (C) to the Performance Goals or Performance Cycles of any outstanding Performance-Based Awards, and (D) to the number and kind of securities subject to outstanding Awards and, if applicable, the grant or exercise price or Spread Value of outstanding Awards.

    (ii)   The Committee may make an Award in substitution for incentive awards, stock awards, stock options, or similar awards held by an individual who is, previously was, or becomes an employee of the Company, a subsidiary, or an affiliate in connection with an event described in Section 4(b). Notwithstanding any provision of the Plan (other than the limitation set forth in Section 4(a)), the terms of such substituted Awards shall be as the Committee, in its discretion, determines are appropriate. The number of shares of Common Stock subject to Awards granted in substitution of awards of an acquired company or business or a company or business with which the Company or an affiliate combines shall not be counted against the shares of Common Stock available for distribution under this Plan under Section 4(a).

(iii)   The Committee may (A) grant Awards (including Stock Options, Stock Appreciation Rights, and Other Stock-Based Awards) with a grant price that is less than Fair Market Value on the date of grant in order to preserve existing gain under any similar type of award previously granted by the Company or another entity to the extent that the existing gain would otherwise be diminished without payment of adequate compensation to the holder of the award for such diminution, notwithstanding the provisions of Section 5(a) and (B) cancel or adjust the terms of an outstanding Award as appropriate to reflect the substitution for the outstanding Award of an award of equivalent value granted by another entity, except as may otherwise be required under an applicable Award agreement.

(iv)   In connection with a spin-off or similar corporate transaction, the adjustments described in this Section 4(b) may include, but are not limited to, (A) the imposition of restrictions on any distribution with respect to Restricted Stock or similar Awards and (B) the substitution of comparable Stock Options to purchase the stock of another entity or Stock Appreciation Rights, Restricted Stock Units, Performance Stock Units, or Other Stock-Based Awards denominated in the securities of another entity, which may be settled in the form of cash, Common Stock, stock of such other entity, or other securities or property, as determined by the Committee. In the event of such a substitution, references in this Plan and any Prior Plan and in the applicable Award agreements thereunder to "Common Stock" or "Stock" shall be deemed (except for purposes of Section 6(b) hereunder and for any similar provisions of Prior Plans or applicable Award agreements) to also refer to the securities of the other entity where appropriate.

(v)   The Committee may provide for the payment of any outstanding Awards in cash, including, but not limited to, payment of cash in lieu of any fractional Awards.

(vi)   In the event of any conflict between this Section 4(b) and other provisions of the Plan or any Prior Plan, the provisions of this section shall control. Receipt of an Award under the Plan shall constitute an acknowledgement by the Participant receiving such Award of the ability of the Company to adjust any award for which an Award under the Plan is substituted.

Section 5.   Awards.

(a)   General. The types of Awards that may be granted under the Plan are set forth below. Awards may be granted singly, in combination or in tandem with other Awards.

(i)   Stock Options. A Stock Option represents the right to purchase a share of Stock at a predetermined grant price. Stock Options granted under the Plan may be in the form of Incentive Stock Options or Nonqualified Stock Options, as specified in the Award agreement. The term of each Stock Option shall be set forth in the Award agreement, but no Stock Option shall be exercisable more than ten years after the grant date. The grant price per share of Common Stock purchasable under a Stock Option shall not be less than 100% of the Fair Market Value on the date of grant. Stock Options may be exercised, in whole or in part, by giving notice of exercise specifying the number of shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price by certified or bank check or such other instrument as the Company may accept (including a copy of instructions to a broker or bank acceptable to the Company to deliver promptly to the Company an amount sufficient to pay the purchase price). Unless otherwise determined by the Committee, payment in full or in part may also be made in the form of Common Stock already owned by the Participant valued at Fair Market Value.

(ii)   Stock Appreciation Rights. A SAR represents the right to receive a payment, in cash, shares of Common Stock, or both (as determined by the Committee), with a value equal to the Spread Value on the date the SAR is exercised. The term of each SAR shall be set forth in the Award agreement, but no SAR shall be exercisable more than ten years after the grant date. The grant price of a SAR shall be set forth in the applicable Award agreement and shall not be less than 100% of the Fair Market Value on the date of grant. A Participant shall exercise a SAR, in whole or in part, by giving notice of exercise.

(iii)   Other Stock-Based Awards. Other Stock-Based Awards are Awards, other than Stock Options, SARs, Restricted Stock, Restricted Stock Units, or Performance Stock Units that are denominated or valued in whole or in part by reference to, or otherwise based on or related to, Common Stock. The grant, purchase, exercise, exchange or conversion of Other Stock-Based Awards granted under this subsection (iii) shall be on such terms and conditions and by such methods as shall be specified by the Committee. Where the value of an Other Stock-Based Award is based on the Spread Value, the grant price for such an Award will not be less than 100% of the Fair Market Value on the date of grant, and the Award will have a term of no more than ten years.

(iv) <u>Restricted Stock</u>. Shares of Restricted Stock are shares of Common Stock awarded to a Participant. During the Restricted Period, the shares of Restricted Stock may be forfeitable to the Company upon such conditions as may be set forth in the applicable Award agreement. Except as provided in the applicable Award agreement, a participant shall have all the rights of a holder of Common Stock during the Restricted Period.

(v) <u>Restricted Stock Units</u>. Restricted Stock Units represent the right to receive shares of Common Stock, cash, or both (as determined by the Committee) upon satisfaction of such conditions as may be set forth in the applicable Award agreement. A Participant shall have none of the rights of a holder of Common Stock unless and until shares of Common Stock are actually delivered in satisfaction of such Restricted Stock Units.

(vi) <u>Performance Stock Units</u>. Performance Stock Units represent the right to receive shares of Common Stock, cash, or both (as determined by the Committee) upon satisfaction of Performance Goals and such other conditions as may be set forth in the applicable Award agreement. A Participant shall have none of the rights of a holder of Common Stock unless and until shares of Common Stock are actually delivered in satisfaction of such Performance Stock Units.

(vii) <u>Incentive Awards</u>. Incentive Awards are performance-based Awards, other than Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock Units, or Other Stock-Based Awards, payable in the form of cash amounts or Common Stock or any combination thereof. Incentive Awards shall either be Annual Incentive Awards (Performance Cycle of one year or less) or Long-Term Incentive Awards (Performance Cycle of more than one year).

(viii) <u>Performance-Based Awards</u>. Any Awards granted pursuant to the Plan may be in the form of performance-based Awards through the application of Performance Goals and Performance Cycles.

(b) <u>Maximum Awards</u>. Subject to the exercise of the Committee's authority pursuant to Section 4:

(i) The total number of shares of Common Stock subject to Stock Options, Stock Appreciation Rights, and Other Stock-Based Awards with values based on Spread Values awarded during any calendar year to any Participant shall not exceed 3,000,000.

(ii) The total number of shares of Common Stock subject to Restricted Stock, Restricted Stock Units, Performance Stock Units, and Other Stock-Based Awards (except Other Stock-Based Awards with values based on Spread Values) awarded during any calendar year to any Participant shall not exceed 1,000,000.

(iii) The total amount of any Annual Incentive Award paid to any Participant with respect to any Performance Cycle, taking into account the cash and the Fair Market Value at the time of payment of any Common Stock payable with respect to such Award, shall not exceed $10,000,000.

(iv) The total amount of any Long-Term Incentive Award paid to any Participant with respect to any Performance Cycle, taking into account the cash and the Fair Market Value at the time of payment of any Common Stock payable with respect to such Award, shall not exceed $8,000,000 multiplied by the number of calendar years in the Performance Cycle.

(v) For the avoidance of doubt, an Award shall be subject to the one limitation described in clauses (i) through (iv) above that applies to that type of Award, and no Award shall be subject to more than one of the foregoing limitations.

(c) <u>Minimum Vesting</u>. Stock Options, SARs, Restricted Stock, Restricted Stock Units, Performance Stock Units, and Other Stock-Based Awards shall provide for a minimum 12-month vesting period for the entire Award, provided, however, that (i) the minimum 12-month vesting period shall not apply to any Awards granted up to a maximum of five percent (5%) of the shares of Common Stock available for issuance under the Plan, and (ii) Awards may vest before the end of such minimum 12-month vesting period in the event of death, disability, retirement, or a Change in Control, or in the case of an Award that replaces or substitutes for a pre-existing award in connection with a corporate transaction described in Section 4(b)(i).

Section 6.   Change in Control Provisions.

(a)   <u>Impact of Event</u>. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control (as defined in Section 6(b)):

    (i)   If outstanding Awards are assumed or replaced in accordance with this Section 6(a)(i), then such Awards or replacements thereof shall remain outstanding and shall be governed by their respective terms and the provisions of the Plan, subject to Section 6(a)(ii) below. Awards are assumed in accordance with this Section 6(a)(i) if they are assumed by the successor corporation (or affiliate thereof). Awards other than Incentive Awards are replaced in accordance with this Section 6(a)(i) if they are replaced with equity awards that preserve the existing value of such Awards at the time of the Change in Control and provide for subsequent payout in accordance with a Restricted Period and Performance Goals, as applicable, that are the same or more favorable to the Participant than the Restricted Period and Performance Goals applicable to the Awards. Awards that are Incentive Awards are replaced in accordance with this Section 6(a)(i) if they are replaced with similar awards that have the same or more favorable Performance Goals, Restricted Periods (if applicable) and target, minimum, and maximum award opportunities and for which the Performance Cycles are the same or more favorable. The Committee, as constituted immediately before the Change in Control, shall determine, in its sole discretion, whether the conditions of this Section 6(a)(i) are satisfied with respect to such Change in Control.

    (ii)   If (A) outstanding Awards are assumed or replaced in accordance with Section 6(a)(i) above and (B) a Participant's employment is terminated by the Company (or its subsidiaries or affiliates, as the case may be) for any reason other than Cause or by such Participant for Good Reason, in each case, within the Change in Control Protection Period (as defined below), then, as of the date of such Participant's termination, the Change in Control treatment set forth in Section 6(a)(iii) below shall apply to all assumed or replaced Awards of such Participant then outstanding. In applying the Change in Control treatment set forth in Section 6(a)(iii), the date of termination of employment shall be substituted for the date of the Change in Control in determining the pro rata Incentive Award in Section 6(a)(iii)(C), and the Fair Market Value of the equity underlying the assumed or replaced Award on the date of termination of employment shall be substituted for the Change in Control Price in Section 6(a)(iii)(B). Furthermore, any Awards subject to Section 409A of the Code shall be paid no earlier than the earliest permissible date under Section 409A of the Code. The "Change in Control Protection Period" means the period commencing on the date of the Change in Control and ending on the two-year anniversary of the date of the Change in Control.

    (iii)   If outstanding Awards under the Plan are not assumed or replaced in accordance with Section 6(a)(i) above, then upon the Change in Control, the following treatment shall apply to such Awards:

        (A)   All Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock Units, or Other Stock-Based Awards outstanding as of the date such Change in Control occurs shall become fully vested and free of all restrictions, and all such Stock Options, Stock Appreciation Rights, or Other Stock-Based Awards with values based on Spread Values shall become fully exercisable.

        (B)   The value of all outstanding Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock Units, and Other Stock-Based Awards shall, unless otherwise determined by the Committee before the date of the Change in Control, be cashed out on the basis of the "Change in Control Price," as defined in Section 6(c), as of the date such Change in Control occurs, and, for any Performance Stock Units or performance-based Other Stock-Based Awards, assuming target performance, provided, however, that any Restricted Stock Units, Performance Stock Units, or similar Other Stock-Based Awards that are subject to Section 409A of the Code shall be paid at a time and in a manner that complies with Section 409A as provided in the relevant Award agreement.

(C) Any Incentive Awards relating to Performance Cycles prior to the Performance Cycle in which the Change in Control occurs that have been earned but not paid shall become immediately payable in cash. In addition, each Participant who has been awarded an Incentive Award for the Performance Cycle in which the Change in Control occurs shall be deemed to have earned a pro rata Incentive Award equal to:

(1) with respect to an Annual Incentive Award, the product of (A) the greater of such Participant's target award opportunity for such Performance Cycle or the average of such Participant's Annual Incentive Award for the three Performance Cycles immediately preceding such Performance Cycle, and (B) a fraction, the numerator of which is the number of days that have elapsed since the beginning of such Performance Cycle to the date on which the Change in Control occurs, and the denominator of which is the total number of days in such Performance Cycle, and

(2) with respect to a Long-Term Incentive Award, the product of (A) such Participant's target award opportunity for such Performance Cycle, and (B) a fraction, the numerator of which is the number of days that have elapsed since the beginning of such Performance Cycle to the date on which the Change in Control occurs, and the denominator of which is the total number of days in such Performance Cycle.

(b) <u>Definition of Change in Control</u>. A "Change in Control" means the happening of any of the following events:

(i) Both (A) consummation of the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person")) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (1) the then outstanding shares of Common Stock (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities") and (B) the election to the Board of at least one individual determined in good faith by a majority of the then serving members of the Board to be a representative or associate of such Person. However, the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company or any corporation or other entity controlled by the Company (the "Affiliated Group"), (2) any acquisition by a member of the Affiliated Group, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by a member of the Affiliated Group or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of paragraph (iii) of this Section 6(b); or

(ii) Individuals who, as of the effective date of the Plan, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to such effective date whose election, or nomination for election by the shareholders of the Company, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger, share exchange or consolidation (a "Business Combination"), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns such shares and voting power through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of any member of the Affiliated Group or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or at the time of the action of the Board providing for such Business Combination or were elected, appointed or nominated by the Board; or

(iv) Consummation of a (A) complete liquidation or dissolution of the Company or (B) sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation, with respect to which following such sale or other disposition, (1) more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) less than 20% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by any Person (excluding any employee benefit plan (or related trust) of any member of the Affiliated Group or such corporation), except to the extent that such Person owned 20% or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities prior to the sale or disposition and (3) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or at the time of the action of the Board providing for such sale or other disposition of assets of the Company or were elected, appointed or nominated by the Board.

(c) <u>Definition of Change in Control Price</u>. Unless the Committee determines otherwise, "Change in Control Price" means the value of the consideration paid to holders of shares of Common Stock for such Common Stock in connection with a Change in Control transaction (or, if no consideration is paid in connection with a Change in Control transaction, the Fair Market Value of a share of Common Stock immediately prior to a Change in Control), except that, in the case of Stock Options, SARs, or similar Other Stock-Based Awards, such price shall not exceed the fair market value of shares of Common Stock as determined in accordance with Sections 409A and 422 of the Code and the regulations thereunder, as applicable.

Section 7. Plan Amendment and Termination.

(a) <u>Amendment and Termination Authority</u>. At any time without shareholder approval, the Board may amend or terminate the Plan and the Committee may amend any Award hereunder or adopt any modifications, procedures, or subplans as may be necessary or desirable to comply with the laws, regulations, or accounting practices of such foreign country; provided, however, that no such amendment or adoption shall be made without shareholder approval if such approval is required under applicable law, regulation, or stock exchange rule.

(b) <u>Prohibition on Repricing and Other Actions</u>. Notwithstanding Section 7(a), neither the Plan nor any Award hereunder may be amended without shareholder approval in a manner that would (i) reprice an outstanding Award in any manner that reduces the grant price of an outstanding Stock Option, SAR, or similar Other Stock-Based Award; (ii) cancel, exchange, substitute, buy out or surrender outstanding Stock Options, SARs, or similar Other Stock-Based Awards that have a grant price that is higher than Fair Market Value on the date of such transaction in exchange for cash, other Awards, or Stock Options, SARs, or similar Other Stock-Based Awards with a lower grant price, except as may be necessary to comply with a change in the laws, regulations, or accounting principles of a foreign country applicable to Participants subject to the laws of such foreign country, or (iii) increase the total number of shares of Common Stock that may be distributed under the Plan.

(c)   <u>Limitation on Amendments</u>. Except as set forth in any Award agreement or as necessary to comply with applicable law or avoid adverse tax consequences to some or all Plan Participants, no amendment or termination of the Plan or an Award agreement may materially and adversely affect any outstanding Award under the Plan without the Award recipient's consent.

Section 8.   Payments and Payment Deferrals.

Payment of Awards may be in the form of cash, Common Stock, other Awards or combinations thereof as the Committee shall determine, and with such restrictions as it may impose. The Committee, either at the time of grant or by subsequent amendment, may require or permit deferral of the payment of Awards under such rules and procedures as it may establish provided, however, that any Stock Option, SAR, and similar Other Stock-Based Award that are not subject to Section 409A of the Code but would be subject to Section 409A if a deferral were permitted, shall not be subject to any deferral. The Committee may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in Common Stock equivalents. Any deferral and related terms and conditions shall comply with Section 409A of the Code and any regulations and other guidance thereunder.

Section 9.   Dividends and Dividend Equivalents.

The Committee may provide that any Awards under the Plan earn dividends or dividend equivalents. Such dividends or dividend equivalents may be paid currently (except as provided below with respect to unvested performance-based Awards) or may be credited to a Participant's Plan account. Any crediting of dividends or dividend equivalents may be subject to such restrictions and conditions as the Committee may establish, including reinvestment in additional shares of Common Stock or Common Stock equivalents. In the case of unvested Awards that vest based on the satisfaction of Performance Goals, dividends or dividend equivalents will not be paid before the Committee determines that all Performance Goals with respect to such Awards have been satisfied.

Section 10.   Transferability.

Except as provided in the applicable Award agreement or otherwise required by law, Awards shall not be encumbered, pledged, transferred or assigned other than a transfer or assignment by will or the laws of descent and distribution.

Section 11.   Award Agreements.

Each Award, other than an Incentive Award, under the Plan shall be evidenced by a written agreement (which need not be signed by the recipient unless otherwise specified by the Committee) that sets forth the terms, conditions and limitations for each Award. Such terms may include, but are not limited to, the term of the Award, vesting and forfeiture provisions, and the provisions applicable in the event the Participant's employment terminates.

Section 12.   Unfunded Status of Plan.

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

Section 13.   General Provisions.

(a)   The Committee may require each Participant acquiring shares of Common Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to the distribution thereof. The certificates for such shares, if any, may include any legend that the Committee deems appropriate to reflect any restrictions on transfer.

Shares of Common Stock or other securities delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Commission, any stock exchange upon which the Common Stock is then listed, and any applicable federal, state or foreign securities law. Further, the Committee may cause a legend or legends to be put on any certificates for shares of Common Stock or other securities to make appropriate reference to such restrictions.

(b)   Nothing contained in the Plan shall prevent the Company, a subsidiary or an affiliate from adopting other or additional compensation arrangements for their respective employees.

(c)   Neither the adoption of the Plan nor the granting of Awards under the Plan shall confer upon any employee any right to continued employment, nor shall they interfere in any way with the right of the Company, a subsidiary or an affiliate to terminate the employment of any employee at any time.

(d)   All Awards hereunder shall be subject to the Company's executive compensation policies regarding Award cancellation and/or repayment upon financial restatements or other events, hedging, and similar matters, as adopted or modified from time to time.

(e)   Notwithstanding anything in this Plan to the contrary, the Plan shall be construed to reflect the intent of the Company that all Awards under the Plan and any elections to defer, distributions, and other aspects of the Plan shall, to the extent subject to Section 409A of the Code, comply with Section 409A and any regulations and other guidance thereunder.

(f)   No later than the date as of which an amount first becomes includable in the gross income of the Participant for income tax purposes with respect to any Award under the Plan, the Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind that are required by law or applicable regulation to be withheld with respect to such amount. Unless otherwise determined by the Committee, withholding obligations arising from an Award may be settled with Common Stock, including Common Stock that is part of, or is received upon exercise or conversion of, the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company, its subsidiaries and its affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. The Committee may establish such procedures as it deems appropriate, including the making of irrevocable elections, for the settling of withholding obligations with Common Stock.

(g)   The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in an Award, recipients of an Award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Virginia, to resolve any and all issues that may arise out of or relate to the Plan or any related Award.

(h)   If any provision of the Plan is held invalid or unenforceable, the invalidity or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be enforced and construed as if such provision had not been included.

(i)   The terms of the Plan and any Awards hereunder shall be binding upon and shall inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company, and any permitted successors or assigns of a Participant.

(j)   If approved by shareholders, the Plan shall be effective on June 1, 2020. Except as otherwise provided by the Board, no Awards shall be made after May 31, 2025, provided that any Awards granted prior to that date may extend beyond it.

Exhibit B – Altria Group, Inc. Non-GAAP Financial Measures

While we report our financial measures in accordance with GAAP, our management reviews certain financial results, including diluted EPS and OCI (which is defined as operating income before general corporate expenses and amortization of intangibles) on an adjusted basis, which excludes certain income and expense items that management believes are not part of underlying operations. These items may include, for example, loss on early extinguishment of debt, restructuring charges, asset impairment charges, acquisition-related costs, equity investment-related special items (including any changes in fair value for the equity investment and any related warrants and preemptive rights), certain tax items, charges associated with tobacco and health litigation items, and resolutions of certain non-participating manufacturer ("NPM") adjustment disputes under the 1998 Master Settlement Agreement (such dispute resolutions are referred to as "NPM Adjustment Items"). Our management does not view any of these special items to be part of our underlying results as they may be highly variable, may be unusual or infrequent, are difficult to predict and can distort underlying business trends and results. Our management also reviews adjusted discretionary cash flow, which is defined as the change in cash and cash equivalents with certain adjustments as shown in the reconciliation below. Adjusted discretionary cash flow is a measure of our performance and is not a liquidity measure. Our management believes that adjusted financial measures provide useful additional insight into underlying business trends and results and provide a more meaningful comparison of year-over-year results. Our management uses adjusted financial measures for planning, forecasting and evaluating business and financial performance, including allocating resources and evaluating results relative to employee compensation targets. Additional uses of these adjusted financial measures by the Compensation and Talent Development Committee are further discussed in the Proxy Statement. These adjusted financial measures are not consistent with GAAP and may not be calculated the same as similarly titled measures used by other companies. These adjusted financial measures should thus be considered as supplemental in nature and not considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. Reconciliations of historical adjusted financial measures to corresponding GAAP measures are provided below.

Altria Group, Inc.
Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2019 (dollars in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net (Losses) Earnings	Net (Losses) Earnings Attributable to Altria	Diluted EPS
2019 Reported	$ 766	$2,064	$(1,298)	$(1,293)	$ (0.70)
ABI-related special items	(354)	(74)	(280)	(280)	(0.15)
Tobacco and health litigation items	77	19	58	58	0.03
Asset impairment, exit, implementation and acquisition-related costs	331	62	269	269	0.15
Impairment of JUUL equity securities	8,600	—	8,600	8,600	4.60
Cronos-related special items	928	288	640	640	0.34
Tax items	—	99	(99)	(99)	(0.05)
2019 Adjusted for Special Items	$10,348	$2,458	$ 7,890	$ 7,895	$ 4.22
Growth in annual adjusted diluted EPS vs. prior year					5.8%
Adjusted diluted EPS three-year compound annual growth rate					11.7%

Altria Group, Inc.
Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2018 (dollars in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net Earnings	Net Earnings Attributable to Altria	Diluted EPS
2018 Reported	$9,341	$2,374	$6,967	$6,963	$ 3.68
NPM Adjustment Items	(145)	(36)	(109)	(109)	(0.06)
Tobacco and health litigation items	131	33	98	98	0.05
ABI-related special items	(85)	(17)	(68)	(68)	(0.03)
Asset impairment, exit, implementation and acquisition-related costs	538	106	432	432	0.23
Loss on ABI/SABMiller business combination	33	7	26	26	0.01
Tax items	—	(197)	197	197	0.11
2018 Adjusted for Special Items	$9,813	$2,270	$7,543	$7,539	$ 3.99

Altria Group, Inc.
Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2017 (dollars in millions, except per share data)

	Earnings before Income Taxes	(Benefit) Provision for Income Taxes	Net Earnings	Net Earnings Attributable to Altria	Diluted EPS
2017 Reported	$9,828	$ (399)	$10,227	$10,222	$ 5.31
NPM Adjustment Items	4	2	2	2	—
Tobacco and health litigation items	80	30	50	50	0.03
ABI-related special items	160	55	105	105	0.05
Asset impairment, exit, implementation and acquisition-related costs	89	34	55	55	0.03
Gain on ABI/SABMiller business combination	(445)	(156)	(289)	(289)	(0.15)
Settlement charge for lump sum pension payments	81	32	49	49	0.03
Tax items	—	3,674	(3,674)	(3,674)	(1.91)
2017 Adjusted for Special Items	$9,797	$3,272	$ 6,525	$ 6,520	$ 3.39

Altria Group, Inc.
Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2016 (dollars in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net Earnings	Net Earnings Attributable to Altria	Diluted EPS
2016 Reported	$ 21,852	$ 7,608	$14,244	$14,239	$ 7.28
NPM Adjustment Items	18	7	11	11	0.01
Tobacco and health litigation items	105	34	71	71	0.04
SABMiller special items	(89)	(32)	(57)	(57)	(0.03)
Loss on early extinguishment of debt	823	282	541	541	0.28
Asset impairment, exit, implementation and acquisition-related costs	206	71	135	135	0.07
Patent litigation settlement	21	8	13	13	0.01
Gain on ABI/SABMiller business combination	(13,865)	(4,864)	(9,001)	(9,001)	(4.61)
Tax items	—	30	(30)	(30)	(0.02)
2016 Adjusted for Special Items	$ 9,071	$ 3,144	$ 5,927	$ 5,922	$ 3.03

Altria Group, Inc.
Selected Financial Data by Reporting Segment
Reconciliation of Adjusted OCI for Years Ended December 31, (dollars in millions)

	Smokeable Products			Smokeless Products			Wine		
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Reported OCI (Loss)	$9,009	$8,408	$8,426	$1,580	$1,431	$1,306	$ (3)	$ 50	$146
NPM Adjustment Items	—	(145)	(5)	—	—	—	—	—	—
Asset impairment, exit, implementation and acquisition-related costs	92	83	28	26	23	56	76	54	—
Tobacco and health litigation items	72	103	72	—	10	—	—	—	—
Adjusted OCI	$9,173	$8,449	$8,521	$1,606	$1,464	$1,362	$ 73	$104	$146
Change in adjusted OCI 2019 vs. 2018	8.6%			9.7%			(29.8)%		

Altria Group, Inc.
Reconciliation of Adjusted Discretionary Cash Flow
For the Year Ended December 31, 2019 (dollars in millions)

Increase in cash, cash equivalents and restricted cash	$ 727
Short-term borrowing repaid	12,800
Dividends paid on common stock	6,069
Acquisition-related costs	2,325
Long-term debt repaid	1,144
Repurchases of common stock	845
Long-term debt issued	(16,265)
Other[1]	48
Adjusted discretionary cash flow	$ 7,693

[1] Primarily due to tobacco and health litigation payments, net of tax.

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2019 Awards & Recognition



Points of Light

Points of Light named Altria the Consumer Staples Sector Leader in The Civic 50, an annual survey of the nation's most community-engaged companies.



Corporate Responsibility Magazine

Altria was named 14th in *CR Magazine's* 100 Best Corporate Citizens list this year—recognized for our efforts in supply chain, environmental management, developing engaged employees and other corporate responsibility areas.



Human Rights Campaign Foundation

Altria received a perfect score of 100 on the Human Rights Campaign Corporate Equality Index—recognized as one of the "Best Places to Work for LGBTQ Equality."



National Business Inclusion Consortium

The National LGBT Chamber of Congress, along with its partners in the National Business Inclusion Consortium, designated Altria a Best of the Best Corporation for Inclusion.



WayUp

WayUp named Altria to its Top 100 Internship Programs List.



Richmond Times-Dispatch

For the fifth year in a row, Altria was named one of the Top Workplaces in Richmond by the *Richmond Times-Dispatch*.



Center for Political Accountability-Zicklin Index of Corporate Political Accountability and Disclosure

The CPA-Zicklin Index ranked Altria fourth as a "trendsetter" among the S&P 500 in terms of the voluntary disclosures of its political spending.



CDP

For the third year in a row, Altria was named to CDP's Water A-List.